Richard H. Kirk Vice President, Corporate Counsel
The Prudential Insurance Company of America 213 Washington Street, Newark, NJ 07102-2917 Tel 203-925-3707 richard.kirk@prudential.com

June 3, 2024

VIA EDGAR

Alberto H. Zapata, Esq.
Senior Counsel
Disclosure Review and Accounting Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Responses to SEC Staff Comments
    Pruco Life Insurance Company
Post-Effective Amendment No. 1 to Registration Statement on Form S-3
File No. 333-267462

Dear Mr. Zapata:

On behalf of the above-referenced Registrant, below are responses to Staff comments received orally on May 6, 2024 to the Post-Effective Amendment filing noted above, including the prospectus for FlexGuard Income Select B Series contracts issued by Pruco Life Insurance Company (Pruco Life). Included with this submission is a revised prospectus for the FlexGuard Income Select B Series contract issued by Pruco Life, which includes the changes described below. The Staff’s comments and our responses are as follows.

1.Comment:
Why delete certain language in the first paragraph on the cover page?

Response:
This language was inadvertently deleted and has been restored.

Alberto H. Zapata, Esq.
June 3, 2024

2.Comment:
Why delete the third and fourth paragraphs on the cover page?

Response:
The third and fourth paragraphs were inadvertently deleted and have been restored.

3.Comment:
Why delete the second paragraph on the second page of the cover pages?

Response:
The second paragraph was inadvertently deleted and has been restored.

4.Comment:
Why delete the “Other Contracts” section on the cover page?

Response:
The “Other Contracts” section was inadvertently deleted and has been restored.

5.Comment:
Why delete reference to the PSF PGIM Government Money Market Sub-account on the cover pages?

Response:
Reference to the PSF PGIM Government Money Market Sub-account was inadvertently deleted and has been restored.

6.Comment:
In the “Glossary of Terms” section of the prospectus, in the definition of “Income Deferral Rate,” the word “Contract” is capitalized as a defined term.

Response:
We have added language on the cover page defining “Contract” as a defined term in the prospectus so its use in the definition of Income Deferral Rate is appropriate.

Alberto H. Zapata, Esq.
June 3, 2024

7.Comment:
On the cover page, add a statement indicating that all material state contract variations are disclosed in this Prospectus, and cross reference Appendix D – Special Contract Provisions for Annuities Issued in Certain States.

Response:
As requested, we have added a statement on the cover page as follows: “Please see Appendix D – ‘Special Contract Provisions for Annuities Issued in Certain States’ for information on all material state contract variations.”

8.Comment:
On the cover page, add disclosure indicating that indices offered under the Annuity are price return and do not include dividends.

Response:
As requested, we have added disclosure on the cover page as follows: “Index returns for Indexes offered under the Annuity are based on the closing share price (ie, price return) of each respective Index and do not include dividends and other distributions declared by the Index.”

9.Comment:
On the cover page, add disclosure describing Pruco Life’s ability to change features, eg, indexes, index strategies, caps, buffers.

Response:
As requested, we have added disclosure on the cover page as follows: “We reserve the right to add and remove an Index at any time. If an Index is discontinued or substantially changes, we reserve the right to select an alternative Index and we will notify you of any such changes. For these purposes, an Index would be substantially changed if an index sponsor announces that it will make a material change in the formula for the Index or the method of calculating the Index or in any other way materially modifies the Index. We would attempt to choose a substitute Index that has a similar investment objective and risk profile to the replaced Index.

As a result of economic market conditions, or utilization of the Index Strategies, we reserve the right to add and remove Index Strategies at any time, subject to regulatory requirements and approvals. Additions or removals would be effective with any newly issued contracts or upon reallocation for any existing contract holders. Removals would not impact existing contract holders currently allocated to an Index Strategy prior to the Index Strategy End Date.

We reserve the right to change Cap Rates, Spreads, Participation Rates, Step Rates and Buffers at any time, subject to Guaranteed Minimum Rates, Guaranteed Maximum Spread, and minimum

Alberto H. Zapata, Esq.
June 3, 2024

Buffer levels. New Rates and Spreads will be set for Index Strategy Terms upon Index Anniversary Dates. These new Rates and Spreads may be different than Rates and Spreads previously applied to your Annuity and from the Rates and Spreads that we are offering for newly issued contracts. New Buffers may be offered as new Index Strategy options.”

10.Comment:
Add the following disclosure at the end of the third paragraph of the second cover page, “Taking withdrawals, especially repetitive withdrawals can negatively impact your investment in the Annuity.”

Response:
We have added the disclosure as requested.

11.Comment:
Add the following disclosure in the middle of the fourth paragraph of the second cover page, “This Annuity is not a short-term investment and is not appropriate if an investor needs ready access to cash. Taking withdrawals, especially repetitive withdrawals can negatively impact your investment in the Annuity.”

Response:
We have added the disclosure as requested.

12.Comment:
On the cover page, disclose the minimum guaranteed buffer level offered under the annuity.

Response:
We have added disclosure on the cover page as follows: “The Buffer limits the amount of negative Index Credit that may be applied to the Account Value allocated to an Index Strategy. We will declare Buffers that will be available on the Index Strategy Start Date for each Index Strategy. The Buffer level for an Index Strategy will not change during the Index Strategy Term. The minimum Buffer level offered under the Annuity is 5%. The Annuity offers Index Strategies with 5%, 10%, 15%, 20%, 30% and 100% Buffer levels. Refer to the “Index Strategies” section of the Prospectus for more information.”

Alberto H. Zapata, Esq.
June 3, 2024

13.Comment:
On the cover page, disclose the maximum potential loss as a percentage from negative index performance at the end of an Index Strategy Term taking into account the buffer.

Response:
We have added disclosure on the cover page as follows: “You take the investment risk for amounts allocated to one or more Index Strategies since the Index Credit, which can be positive or negative, is based upon the performance of the associated Index. The Buffer is the amount of protection from negative Index Return. Any negative Index Credit in excess of the Buffer reduces the Account Value allocated to the Index Strategy. You bear the risk of any negative Index Return in excess of the Buffer you choose except for any 100% Buffer Index Strategy where there is no risk of loss to you, should you stay allocated to the end of the Index Strategy Term. Under an Index Strategy, the maximum amount of loss that you could experience due to negative index performance at the end of an Index Strategy Term, after taking into account the Buffer protection from negative index performance currently provided under the Contract, would be 95% loss for a 5% Buffer level; 90% loss for a 10% Buffer level; 85% loss for a 15% Buffer level; 80% loss for a 20% Buffer level; 70% loss for a 30% Buffer level; and 0% loss for a 100% Buffer level. Refer to the “Index Strategies” section of the Prospectus for more information.”

14.Comment:
On the cover page, disclose the maximum potential loss as a percentage from negative interim value adjustments.

Response:
We have added disclosure on the cover page as follows: “If you take a withdrawal (including partial withdrawals, systematic withdrawals and full surrenders), transfer out of, annuitize, or we pay a death claim between an Index Strategy Start Date and Index Strategy End Date, we will use an Interim Value to determine the fair market value of each Index Strategy at the time of the transaction. The Interim Value is designed to represent the fair value of the Index Strategy on each Valuation Day, taking into account the potential gain or loss of the applicable Index at the end of the Index Strategy Term. The Interim Value reflects the change in fair value due to economic factors of the investment instruments (including derivatives) supporting the Index Strategies. The Interim Value may result in a loss even if the Index Value at the time the Interim Value is calculated is higher than the Index Value on the Index Strategy Start Date. Because the end-of-term downside protection provided by a Buffer normally does not apply to the Interim Value, it is theoretically possible that you could lose most of your investment, potentially up to 100% of your investment, in extreme scenarios such as an unprecedented complete market collapse. Refer to the “Interim Value of Index Strategies” section of the Prospectus for more information.”

Alberto H. Zapata, Esq.
June 3, 2024

15.Comment:
Disclose all financial intermediary variations on the cover page and using an appendix to the prospectus that should list intermediaries by name and disclose which product features each intermediary does not make available to their clients.

Response:
Certain of our distribution partners, for reasons strictly internal to their firm’s practices such as suitability considerations, may be unwilling to make available to their clients certain index strategies or indices that are offered under the contract and described in the prospectus. If requested, we may support/administer certain of these variations at the point of sale, for example, by tailoring marketing material for a distribution firm and restricting the feature for that firm on the electronic order entry (EOE) platform. It is important to note that we have no involvement in a distribution firm’s determination not to make available a given feature such as an index strategy or index. In fact, we believe that some distribution firms restrict availability of a product feature without our knowledge and/or without our support.
It is also important to note that these variations are at point of sale only, and all index strategies and indices are available to all contract owners upon reallocation/renewal at the end of an index term. Any distribution-driven variations are not supported post-sale. All product features are available under the contract (i.e., any variations are not contractual) and are disclosed in the product prospectus. In other words, while a financial intermediary might vary the “availability” of certain features to its investors, our offering is the same for all investors across all our distribution partners, i.e., all such features are available under the contract, regardless of distribution partner. If we were “white labeling” a product for a specific distributor, we would create a separate prospectus.

Accordingly, we do not have knowledge (with any certainty) of all variations. We only have knowledge of the variations that we support/administer. Further, any financial intermediary variations are strictly at initial sale and all product features offered under the contract are available upon reallocation/renewal. Our current prospectus disclosure is intended to put investors on notice that they may be working with a distribution firm that may restrict certain index strategies or indices but that all index strategies and indices are available through other distribution firms. This disclosure regime has been in place for more than 2 years and informally for many years, and we do not believe that Form N-4, Item 8 was intended to cover financial intermediary versions that are not priced, designed and/or administered by the insurance company.

For the above reasons, the requested disclosure of all financial intermediary variations would be necessarily incomplete and potentially misleading for consumers and would not help consumers understand how the product works and whether it would be an appropriate investment.

Alberto H. Zapata, Esq.
June 3, 2024

16.Comment:
Will the new Enhanced Cap Rate Index Strategy be available for current contract owners (ie, in-force contracts)?

Response:
The new Enhanced Cap Rate Index Strategy will not be available to in-force contracts, only new business on or after July 1. This is different than our usual practice and that is due to the interim value formula change. We only filed Enhanced Cap Rate Index Strategy on contracts with the new formula and decided not to vary the interim value formula based on index strategy to reduce administrative complexity.

17.Comment:
On page 6 of the prospectus in the “Summary” section and the “Index Strategies” subsection describing the Enhanced Cap Rate Index Strategy, in point number 3 clarify that cap rates will be higher compared to the Point-to-Point with Cap Index Strategy.

Response:
We have added the phrase “and higher cap rates” to point number 3 so it reads,
“Offers a level of protection with higher upside potential and higher cap rates when compared to the Point-to-Point with Cap Index Strategy, in exchange for a Spread reduction on positive returns.”

18.Comment:
On page 6 of the prospectus in the “Summary” section and the “Index Strategies” subsection describing the Enhanced Cap Rate Index Strategy, in point number 2 clarify what is meant by the word “Otherwise” in the second sentence.

Response:
We have replaced the “Otherwise” with the phrase “If the Index Return is negative and greater than the Buffer . . .” so the sentence reads, “If the Index Return is negative and greater than the Buffer, the Index Credit is equal to the negative Index Return in excess of the Buffer.”

19.Comment:
On page 10 of the Prospectus in the “Principal Risks of Investing in the Annuity” section and the “Limitations on Index Returns – Cap Rate” subsection, clarify that the cap rates available with the Enhanced Cap Rate Index Strategy will be higher than the Point-to-Point with Cap Strategy.

Alberto H. Zapata, Esq.
June 3, 2024

Response:
We have added the following sentence in the first paragraph of the subsection, “The Enhanced Cap Rate Index Strategy offers higher cap rates when compared to the Point-to-Point with Cap Index Strategy, in exchange for a Spread reduction on positive returns.”

20.Comment:
On page 15 of the Prospectus in the third paragraph of the “Index Strategies” section, redraft language in plain English in the second sentence around the $2,000 minimum amount required to allocate to an Index Strategy. Also add disclosure regarding what happens if an Index Strategy is not available.

Response:
We have revised the second sentence to read as follows, “In the event that the Account Value allocated to an Index Strategy falls below $2,000 and is not combined with reallocations from other Index Strategies on an Index Anniversary Date to meet the $2,000 minimum, these funds will automatically be renewed into the same Index Strategy.”
We have also added the following sentence, “If the same Index Strategy is no longer available, the funds associated with the closed Index Strategy will be transferred to the Holding Account, where they may be allocated among the Variable Investment Sub-accounts or into another Index Strategy on the next Index Anniversary Date.”

21.Comment:
On page 18 of the Prospectus in the “Index Strategies” section and the subsection describing the Enhanced Cap Rate Index Strategy, in Example 3 remove the phrase, “with no loss of Account Value.”

Response:
As requested, we have removed the phrase, “with no loss of Account Value.”

22.Comment:
On page 21 of the Prospectus in the “Index Strategies” section and the subsection describing the Dual Directional Index Strategy, confirm if the subsection that is struck through was moved or whether there is new disclosure in the subsection.

Alberto H. Zapata, Esq.
June 3, 2024

Response:
The Dual Directional Index Strategy subsection at issue includes new Examples based on 1-year Index Strategy Terms, while the subsection that is struck through includes Examples based on 6-year Index Strategy Terms.

If you have any questions, please call me at (203) 925-3707.

Very truly yours,

/s/Richard H. Kirk
Richard H. Kirk
Vice President, Corporate Counsel

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.
PRUCO LIFE INSURANCE COMPANY
A Prudential Financial Company
751 Broad Street, Newark, NJ 07102-3777
PRUDENTIAL FLEXGUARD INCOME SELECT
Single Premium Deferred Index-Linked and Variable Annuity (“B SERIES”)
PROSPECTUS: [ July 1, 2024 ]
This prospectus describes the Index Strategy crediting options available with Prudential FlexGuard Income Select B Series, a single premium deferred index-linked and variable annuity (“Annuity”) offered by Pruco Life Insurance Company (“Pruco Life”, “we”, “our”, "the Company", or “us”). The Annuity provides for the potential accumulation of retirement savings through investment in certain Index Strategies and Variable Investment Sub-accounts during the Savings Stage and opportunity for lifetime income through a built-in living benefit rider during the Income Stage and Insured Income Stage, as well as annuitization options . The Annuity is intended for retirement or other long-term investment purposes. The Variable Investment Sub-account options available with this Annuity are described in a separate prospectus, Prudential FlexGuard Income Select, Single Premium Deferred Index-Linked and Variable Annuity (B Series) (the “Variable Sub-account Prospectus”), and can be found on our website at www.prudential.com/regdocs/PLAZ-FLEXGUARD-B-IS-STAT.
The Annuity is offered as an individual annuity contract ("Contract") and has features and benefits that may be appropriate for you based on your financial situation, your age, and how you intend to use the Annuity. This prospectus is not your Contract, although this prospectus provides a description of the material features of the Index Strategies under your contract. The description of the material features of the Index Strategies is current as of the date of this prospectus. If certain material provisions of the Index Strategies are changed after the date of this prospectus, those changes will be described in a supplement to this prospectus and the supplement will become a part of this prospectus.
Clients seeking information regarding their particular investment needs should contact a Financial Professional. Financial Professionals may be compensated for the sale of the B Series. Selling broker-dealer firms may not make available or may not recommend the B Series of the Annuity and/or benefits described in this prospectus. Please speak to your Financial Professional for further details.
We hold the assets for each Index Strategy in a non-insulated, non-unitized separate account we have established to support our obligations with respect to the Index Strategies.
During the Savings Stage, the Index Strategies currently available are listed below. During the Income Stage, only the 1-year Point-to-Point with Cap Index Strategies are available.
PLAZFGINCSELPROS-INDEX

Point-to-Point with Cap Index Strategy	Enhanced Cap Rate Index Strategy (For Annuities with an Application Sign Date on or after July 1, 2024)	Step Rate Plus Index Strategy	Tiered Participation Rate Index Strategy	Dual Directional
1-year S&P 500®, 10% Buffer
1-year MSCI EAFE, 10% Buffer
1-year Invesco QQQ ETF, 10% Buffer
1-year iShares® Russell 2000 ETF, 10% Buffer
1-year S&P 500®, 15% Buffer
1-year MSCI EAFE, 15% Buffer
1-year Invesco QQQ ETF, 15% Buffer
1-year iShares® Russell 2000 ETF, 15% Buffer
1-year S&P 500®, 30% Buffer
1-year MSCI EAFE, 30% Buffer
1-year Invesco QQQ ETF, 30% Buffer
1-year iShares® Russell 2000 ETF, 30% Buffer
1-year S&P 500®, 100% Buffer
3-year S&P 500®, 10% Buffer
3-year MSCI EAFE, 10% Buffer
3-year iShares® Russell 2000 ETF, 10% Buffer
3-year AB 500 Plus IndexSM, 10% Buffer
3-year S&P 500®, 20% Buffer
3-year iShares® Russell 2000 ETF, 20% Buffer
3-year MSCI EAFE, 20% Buffer
3-year AB 500 Plus IndexSM, 20% Buffer
6-year S&P 500®, 20% Buffer
6-year MSCI EAFE, 20% Buffer
6-year iShares® Russell 2000 ETF, 20% Buffer
6-year AB 500 Plus IndexSM, 20% Buffer
6-year S&P 500®, 30% Buffer
6-year MSCI EAFE, 30% Buffer
6-year iShares® Russell 2000 ETF, 30% Buffer
6-year AB 500 Plus IndexSM 30% Buffer

1-year S&P 500®, Spread A, 10% Buffer
1-year S&P 500®, Spread B, 10% Buffer
1-year MSCI EAFE, Spread A, 10% Buffer
1-year MSCI EAFE, Spread B, 10% Buffer
1-year S&P 500®, Spread A, 15% Buffer
1-year S&P 500®, Spread B, 15% Buffer
1-year MSCI EAFE, Spread A, 15% Buffer
1-year MSCI EAFE, Spread B, 15% Buffer

1-year S&P 500®, 5% Buffer 1-year MSCI EAFE, 5% Buffer 1-year S&P® 500, 10% Buffer
6-year S&P 500®, 5% Buffer
6-year MSCI EAFE, 5% Buffer
6-year iShares® Russell 2000 ETF, 5% Buffer
6-year AB 500 Plus IndexSM, 5% Buffer
6-year S&P 500®, 10% Buffer
6-year MSCI EAFE, 10% Buffer
6-year AB 500 Plus IndexSM, 10% Buffer
1-year S&P 500®, 10% Buffer 1-year S&P 500®, 15% Buffer 6-year S&P 500®, 10% Buffer 6-year S&P 500®, 15% Buffer 6-year S&P 500®, 20% Buffer
The guarantees provided by the Annuity contracts and payments Pruco Life makes under the Annuity contracts are the obligations of, and subject to the creditworthiness and claims paying ability of, Pruco Life. Certain terms are capitalized in this prospectus. Those terms are defined either in the Glossary section or in the context of the particular section.
The Annuity or certain of its Index Strategies, Variable Investment Sub-account and/or benefits and features may not be available in all states. Please see Appendix D, “Special Contract Provisions for Annuities Issued in Certain States” for information on all material state contract variations.
Index returns for Indexes offered under the Annuity are based on the closing share price (ie, price return) of each respective Index and do not include dividends and other distributions declared by the Index.
A selling broker-dealer firm may elect to make available only certain strategies, features or benefits to its clients. For example, a firm may choose to not make one of the index strategies or indexes available that are described in the prospectus. You should ask your Financial Professional for details about the strategies and features available through their firm. The prospectus describes all the strategies, features and benefits that Prudential makes available under the contract. For additional information on all of the strategies, features or benefits available with FlexGuard Income Select please visit the following webpage: www.prudential.com/regdocs/PLAZ-FlexGuard-B-IS-STAT .
PLAZFGINCSELPROS-INDEX

We reserve the right to add and remove an Index at any time. If an Index is discontinued or substantially changes, we reserve the right to select an alternative Index and we will notify you of any such changes. For these purposes, an Index would be substantially changed if an index sponsor announces that it will make a material change in the formula for the Index or the method of calculating the Index or in any other way materially modifies the Index. We would attempt to choose a substitute Index that has a similar investment objective and risk profile to the replaced Index.
As a result of economic market conditions, or utilization of the Index Strategies, we reserve the right to add and remove Index Strategies at any time, subject to regulatory requirements and approvals. Additions or removals would be effective with any newly issued contracts or upon reallocation for any existing contract holders. Removals would not impact existing contract holders currently allocated to an Index Strategy prior to the Index Strategy End Date.
We reserve the right to change Cap Rates, Spreads, Participation Rates, Step Rates and Buffers at any time, subject to Guaranteed Minimum Rates, Guaranteed Maximum Spreads and minimum Buffer levels. New Rates Spreads will be set for Index Strategy Terms upon Index Anniversary Dates. These new Rates and Spreads may be different than Rates and Spreads previously applied to your Annuity and from the Rates and Spreads that we are offering for newly issued contracts. New Buffers may be offered as new Index Strategy options.
The Buffer limits the amount of negative Index Credit that may be applied to the Account Value allocated to an Index Strategy. We will declare Buffers that will be available on the Index Strategy Start Date for each Index Strategy. The Buffer level for an Index Strategy will not change during the Index Strategy Term. The minimum Buffer level offered under the Annuity is 5%. The Annuity offers Index Strategies with 5%, 10%, 15%, 20%, 30% and 100% Buffer levels. Refer to the “Index Strategies” section of the Prospectus for more information.
You take the investment risk for amounts allocated to one or more Index Strategies since the Index Credit, which can be positive or negative, is based upon the performance of the associated Index. The Buffer is the amount of protection from negative Index Return. Any negative Index Credit in excess of the Buffer reduces the Account Value allocated to the Index Strategy. You bear the risk of any negative Index Return in excess of the Buffer you choose except for any 100% Buffer Index Strategy where there is no risk of loss to you, should you stay allocated to the end of the Index Strategy Term. Under an Index Strategy, the maximum amount of loss that you could experience due to negative index performance at the end of an Index Strategy Term, after taking into account the Buffer protection from negative index performance currently provided under the Contract, would be 95% loss for a 5% Buffer level; 90% loss for a 10% Buffer level; 85% loss for a 15% Buffer level; 80% loss for a 20% Buffer level; 70% loss for a 30% Buffer level; and 0% loss for a 100% Buffer level. Refer to the “Index Strategies” section of the Prospectus for more information.
If you take a withdrawal (including partial withdrawals, systematic withdrawals and full surrenders), transfer out of, annuitize, or we pay a death claim between an Index Strategy Start Date and Index Strategy End Date, we will use an Interim Value to determine the fair market value of each Index Strategy at the time of the transaction. The Interim Value is designed to represent the fair value of the Index Strategy on each Valuation Day, taking into account the potential gain or loss of the applicable Index at the end of the Index Strategy Term. The Interim Value reflects the change in fair value due to economic factors of the investment instruments (including derivatives) supporting the Index Strategies. The Interim Value may result in a loss even if the Index Value at the time the Interim Value is calculated is higher than the Index Value on the Index Strategy Start Date. Because the end-of-term downside protection provided by a Buffer normally does not apply to the Interim Value, it is theoretically possible that you could lose most of your investment, potentially up to 100% of your investment, in extreme scenarios such as an unprecedented complete market collapse. Refer to the “Interim Value of Index Strategies” section of the Prospectus for more information.
Index-linked and variable annuity contracts are complex insurance and investment vehicles. There is a risk of substantial loss of your principal. The risk of loss may be greater in the case of an early withdrawal due to any charges and adjustments applied to such withdrawals. These charges and adjustments may result in loss even when the value of an Index has increased. In addition, rates associated with the Index Strategies upon renewal may be higher or lower than initial rates and may differ from the rates used for new Annuity contracts or for other Annuity contracts issued at different times. Refer to the "Principal Risks of Investing in the Annuity" section of this prospectus for more information. Investors should speak with a Financial Professional about the Annuity’s features, benefits, risks and fees, and whether the Annuity is appropriate for the investor based upon his or her financial situation and objectives. Taking withdrawals, especially repetitive withdrawals, can negatively impact your investment in the Annuity.

PLEASE READ THIS PROSPECTUS AND RETAIN IT FOR FUTURE REFERENCE
This prospectus sets forth information about the Annuity that you should know before investing. Please read this prospectus and keep it for future reference. If you are purchasing the Annuity as a replacement for an existing variable annuity, variable life insurance policy, fixed annuity or fixed life insurance policy, you should consider any surrender or penalty charges you may incur and any benefits you may also be forfeiting when replacing your existing coverage and that the Annuity may be subject to a Contingent Deferred Sales Charge if you elect to surrender the Annuity or take a partial withdrawal. You should consider your need to access the Annuity’s Account Value and whether the Annuity’s liquidity features will satisfy that need. This Annuity is not a short-term investment and is not appropriate if an investor needs ready access to cash. Taking withdrawals, especially repetitive withdrawals, can negatively impact your investment in the Annuity. Please note that if you purchase the Annuity within a tax advantaged retirement plan, such as an IRA, SEP-IRA or Roth IRA, you will get no additional tax advantage through the Annuity itself. Because there is no additional tax advantage when an Annuity is purchased through one of these plans, the reasons for purchasing the Annuity inside a qualified plan are limited to the ability to allocate to the various Index Strategies and Variable Investment Sub-accounts,
PLAZFGINCSELPROS-INDEX

and the opportunity to annuitize the contract, which might make the Annuity an appropriate investment for you. You should consult your tax and Financial Professional regarding such features and benefits prior to purchasing the Annuity for use with a tax-qualified plan.

OTHER CONTRACTS
We offer a variety of annuity contracts. They may offer features, including investment options, and have fees and charges, that are different from the Annuity offered by this prospectus. Not every annuity contract we issue is offered through every selling broker-dealer firm. Upon request, your Financial Professional can show you information regarding other Pruco Life annuity contracts that he or she sells. You can also contact us to find out more about the availability of any of the Pruco Life annuity contracts. You should work with your Financial Professional to decide whether the Annuity contract is appropriate for you based on a thorough analysis of your particular needs, financial objectives, investment goals, time horizons and risk tolerance.

AVAILABLE INFORMATION
This prospectus is part of the registration statement we filed with the SEC regarding this offering. Additional information on us and this offering is available in the registration statement and the exhibits thereto. You may review and obtain copies of these materials at no cost to you by contacting us. These documents, as well as documents incorporated by reference, which means it is legally part of this prospectus may also be obtained at www.prudential.com/regdocs/PLAZ-FlexGuard-B-IS-USP. Please see “How to Contact Us” later in this prospectus for our Service Center address.
In compliance with U.S. law, we deliver this prospectus to current Annuity Owners that currently reside outside of the United States. However, we may not market or offer benefits, features or enhancements to prospective or current Annuity Owners while outside of the United States.
These Annuities are NOT deposits or obligations of, or issued, guaranteed or endorsed by, any bank, and are NOT insured or guaranteed by the U.S. government, the Federal Deposit Insurance Corporation (FDIC), the Federal Reserve Board or any other agency. An investment in an annuity involves investment risks, including possible loss of value , even with respect to amounts allocated to the PSF PGIM Government Money Market Sub-account.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. PRUDENTIAL, PRUDENTIAL FINANCIAL, PRUCO LIFE AND THE ROCK LOGO ARE SERVICEMARKS OF THE PRUDENTIAL INSURANCE COMPANY OF AMERICA AND ITS AFFILIATES. OTHER PROPRIETARY PRUDENTIAL MARKS MAY BE DESIGNATED AS SUCH THROUGH USE OF THE SM OR ® SYMBOLS.
FOR FURTHER INFORMATION CALL: 1-888-PRU-2888 OR VISIT: WWW.PRUDENTIAL.COM/ANNUITES
PLAZFGINCSELPROS-INDEX

GLOSSARY OF TERMS
We set forth here definitions of some of the key terms used throughout this prospectus. In addition to the definitions here, we also define certain terms in the section of the prospectus that uses such terms.
Account Value: The total value of any allocations in any Variable Sub-account(s) we make available and the Index Strategies using the Interim Value for each Index Strategy on any Valuation Day other than the Index Strategy Start Date and Index Strategy End Date. On an Index Strategy Start Date, the Index Strategy Base applicable to that Index Strategy would be used instead of the Interim Value. On an Index Strategy End Date, the Index Strategy Base plus the Index Credit less any withdrawals or Benefit charge applicable to that Index Strategy would be used instead of the Interim Value.
Accumulation Period: The period of time from the Issue Date through the last Valuation Day immediately preceding the Annuity Date.
Allocation Option: A Variable Investment Sub-account, Index Strategy or other option we make available as of any given time to which Account Value may be allocated.
Annual Income Amount. The annual amount that can be withdrawn without being considered Excess Income under the attached living benefit during the Income Stage. The Annual Income Amount will vary from year to year and can be lower in one Annuity Year than in the prior Annuity Year even if no Excess Income is taken.
Annuitant/Joint Annuitant: The natural person upon whose life annuity payments made to the Owner are based.
Annuitization: The process by which you direct us to apply the Account Value to one of the available annuity options to begin making periodic payments to the Owner.
Annuity Date: The date on which we apply your Account Value to the applicable annuity option and begin the Payout Stage. As discussed in the “Annuity Options” section, there is a date by which you must begin receiving annuity payments, which we call the “Maximum Annuity Date.”
Annuity Year: The twelve-month period beginning on the Issue Date and continuing through and including the day immediately preceding the first anniversary of the Issue Date. Subsequent Annuity Years begin on the anniversary of the Issue Date and continue through and include the day immediately preceding the next anniversary of the Issue Date.
Application Sign Date: The date that you sign your application. For applications transmitted through electronic order entry, the Application Sign Date is the e-signature date. In the absence of an e-signature date, the e-signature Application Sign Date would default to the initial submission date prior to a wet signature. Please speak to your Financial Professional regarding exceptions that may apply.
Beneficiary(ies): The natural person(s) or entity(ies) designated as the recipient(s) of the Death Benefit or to whom any remaining period certain payments may be paid in accordance with the “Annuity Options” section of the Annuity.
Buffer: The Buffer limits the amount of negative Index Credit that may be applied to the Index Strategy Base on any Index Strategy End Date. Any negative Index Return in excess of the Buffer reduces the Account Value. The Buffer may vary by Index and Index Strategy Term subject to the minimum Buffer level of 5%.
Cap Rate: The Cap Rate limits the amount of Index Credit that may be credited to the Index Strategy Base on any Index Strategy End Date when the Index Return is positive. A different Cap Rate may be declared for different Indices, Buffers, and different Index Strategy Terms. Cap Rates, upon renewal, may be higher or lower than the initial Cap Rate but will never be less than the Guaranteed Minimum Cap Rate. Renewal Cap Rates may differ from the Cap Rates used for new Annuity contracts or for other Annuity contracts issued at different times. The Guaranteed Minimum Cap Rate equals 1.00% for a one-year Index Strategy Term, 5.00% for a three-year Index Strategy Term and 10.00% for a six-year Index Strategy Term.
Code: The Internal Revenue Code of 1986, as amended from time to time and the regulations promulgated thereunder.
Contingent Annuitant: The natural person named to become the Annuitant upon the death of Annuitant prior to the Annuity Date.
Contingent Deferred Sales Charge (“CDSC”): This is a sales charge that may be deducted when you make a surrender or take a partial withdrawal from your Annuity. We refer to this as a “contingent” charge because it is imposed only if you surrender or take a withdrawal from your Annuity.
Decedent: The person upon whose death the Death Benefit is payable.
Due Proof of Death: Due Proof of Death is satisfied when we receive all of the following in Good Order: (a) a death certificate or similar documentation acceptable to us; (b) all representations we require or which are mandated by applicable law or regulation in relation to the death claim and the payment of death proceeds (representations may include, but are not limited to, trust or estate paperwork (if needed); consent forms (if applicable); and claims forms from at least one beneficiary); and (c) any applicable election of the method of payment of the death benefit, if not previously elected by the Owner, by at least one Beneficiary.
Excess Income. All or any portion of an Income Withdrawal under the Benefit that causes cumulative withdrawals to exceed the Annual Income Amount, including any applicable Contingent Deferred Sales Charge, in an Annuity Year during the Income Stage. Each withdrawal of Excess Income proportionally reduces the Annual Income Amount for future years.

Free Look: The right to examine your Annuity, during a limited period of time, to decide if you want to keep it or cancel it. The length of this time period, and the amount of refund, depends on applicable law and thus may vary by state. In addition, there is a different Free Look period that applies if your Annuity was sold to you as a replacement of a life insurance policy or another annuity contract. In your Annuity contract, your Free Look right is referred to as your “Right to Cancel.”
Good Order: Good Order is the standard that we apply when we determine whether an instruction is satisfactory. An instruction will be considered in Good Order if it is received at our Service Center: (a) in a manner that is satisfactory to us such that it is sufficiently complete and clear that we do not need to exercise any discretion to follow such instruction and complies with all relevant laws and regulations; (b) on specific forms, or by other means we then permit (such as via telephone or electronic submission); and/or (c) with any signatures and dates as we may require. We will notify you if an instruction is not in Good Order.
Holding Account: A Variable Investment Sub-account we make available and designate as such.
Income Deferral Rate: During the Savings Stage, the Income Deferral Rate is an annual percentage added to the Income Percentage each year until the Income Effective Date. The Income Deferral Rate is based on the age of the Protected Life or the younger of the Joint Protected Lives on the Index Effective Date and does not change for the life of the Contract.
Income Effective Date: The date you elect to start the Income Stage under the Benefit. The Income Effective Date must be on an Index Anniversary Date.
Income Percentage: The rate applied under the Benefit to determine your initial Annual Income Amount. The Income Percentage is based on the age of the Protected Life, or the younger of the Joint Protected Lives on the Index Effective Date. Prior to the Income Effective Date, the Income Percentage includes any applicable Income Deferral Rate credits. If the Joint Protected Life has been added, changed, or removed before the Income Effective Date, the Annual Income Amount will be based on the applicable Income Percentage and Income Deferral Rate based on the younger of the Protected Life or Joint Protected Lives as of the Index Effective Date.
Income Withdrawals: During the Income Stage, the amounts allowed to be withdrawn under the Benefit without being considered Excess Income.
Index (Indices): The underlying Index or exchange traded fund associated with an Index Strategy and used to determine the Index Return in determining the Index Credit. You do not directly participate in an Index.
Index Anniversary Date: The same day, each calendar year, as the Index Effective Date. You may allocate available Account Value to a new Index Strategy(ies) or to the Variable Sub-account or other options we make available on this date. You may allocate available Account Value to the same Index Strategy(ies) on this date once the Index Strategy(ies) has reached the Index Strategy End Date, as long as the same Index Strategy(ies) is still available.
Index Credit: The percent of Index Return used to calculate the amount you receive on an Index Strategy End Date. The Index Credit can be negative, meaning you can lose principal and prior earnings. This may be expressed as an amount or percentage.
Index Effective Date: The first day of the first Index Strategy allocation. The Index Effective Date will be the same as the Issue Date of your Annuity.
Index Linked Variable Income Benefit: A living benefit rider that is automatically included with the contract at issue and becomes effective on the Index Effective Date. This may also be referred to in the prospectus as the “Benefit.”
Index Linked Variable Income Benefit Supplement: The supplement that must accompany this prospectus which contains the Benefit Terms applicable to your Annuity. The Benefit Terms identified on the Index Linked Variable Income Benefit Supplement include the Income Percentages, the Income Deferral Rates, the Waiting Period, and the Benefit charge. We cannot change these Benefit Terms for your Annuity once they are established. We publish any changes to the Index Linked Variable Income Benefit Supplement for new purchasers at least seven calendar days before they take effect on our website at www.prudential.com/fgis-rate-supplement.
Index Return: The percentage change in the Index Value from the Index Strategy Start Date to the Index Strategy End Date, which is used to determine the Index Credit for an Index Strategy. An Index Return is calculated by taking the Index Value on the Index Strategy End Date, minus the Index Value on the Index Strategy Start Date, and then dividing the result by the Index Value on the Index Strategy Start Date.
Index Strategy(ies): Any index linked Allocation Option we make available in the Annuity for crediting interest based on the underlying Index associated with the Index Strategy, Buffer, and Index Strategy Term. We may offer other Index Strategies from time to time, subject to our rules.
Index Strategy Base: The amount of Account Value allocated to an Index Strategy on an Index Strategy Start Date. The Index Strategy Base is used in the calculation of any Index Credit and in the calculation of the Interim Value. The Index Strategy Base is reduced for any Benefit charges, transfers or withdrawals that occur between an Index Strategy Start Date and Index Strategy End Date in the same proportion that the total withdrawal, transfer amount or Benefit charge reduced the Interim Value.
Index Strategy End Date: The last day of an Index Strategy Term. This is the day any applicable Index Credit would be credited to the Index Strategy.
Index Strategy Start Date: The first day of an Index Strategy Term.
Index Strategy Term: The time period allocated to each Index Strategy. The term begins on the Index Strategy Start Date and ends on the Index Strategy End Date.

Index Value: The value of the Index that is published by the Index provider at the close of each day that the Index is calculated. If an Index Value is not published for a particular Valuation Day, the closing Index Value of the next published Valuation Day will be used.
Interim Value: The value of an Index Strategy on any Valuation Day during an Index Strategy Term other than the Index Strategy Start Date and Index Strategy End Date. It is a calculated value (as described in the Interim Value section) and is used when a withdrawal, death benefit payment, transfer, annuitization, Benefit charge, partial reallocation or surrender occurs between an Index Strategy Start Date and Index Strategy End Date. During an Index Strategy Term, the Interim Value is included in the Account Value and Surrender Value. If a Performance Lock has occurred, an amended Interim Value will apply (as described in the “Calculation of the Interim Value after a Performance Lock” section).
Issue Date: The effective date of your Annuity. We will establish your Issue Date when we receive your complete Purchase Payment and all information that we require for the purchase of a Contract in Good Order.
Maximum Annuity Date: The Maximum Annuity Date is equal to the first day of the calendar month following the oldest of the Owner(s)’ and Annuitant(s)’ 95th birthday. You may not reallocate to an Index Strategy where the Index Strategy End Date is after your Maximum Annuity Date.
Owner: The Owner is either an eligible entity or person named as having ownership rights in relation to the Annuity.
Payout Period: The period starting on the Annuity Date and during which annuity payments are made.
Participation Rate: The percentage of any Index increase that will be used in calculating the Index Credit at the end of an Index Strategy Term for applicable Index Strategies. A different Participation Rate may be declared for different Index Strategies, Indices and Buffers. Participation Rates, upon renewal, may be higher or lower than the initial Participation Rate but will never be less than the Guaranteed Minimum Participation Rate. Renewal Participation Rates may differ from the Participation Rates used for new Annuity contracts or for other Annuity contracts issued at different times. The Guaranteed Minimum Participation Rate equals 100% for the Tiered Participation Rate Index Strategy. The Guaranteed Minimum Participation Rate equals 60% for the Step Rate Plus Index Strategy.
Performance Lock – A feature that allows you to capture the Performance Lock Value. A Performance Lock Request may be submitted on any Valuation Day prior to the Index Strategy End Date. Only one Performance Lock may be active for any given Index Strategy during a respective Index Strategy Term. Performance Locks may not be applied retroactively and must be for the full amount of the Performance Lock Value. Once “locked”, Index Credits will not apply on the Index Strategy End Date. Performance Lock is only available during the Savings Stage and is not available during the Income Stage. Please see the “Performance Lock” section for additional information.
Performance Lock Date – The Valuation Date on which we process the Performance Lock transaction.
Performance Lock Request – You may request a Performance Lock by contacting us and providing in Good Order instructions. Instructions received in Good Order after the close of any Valuation Day will be applied on the next Valuation Day.
Performance Lock Value - The value of an Index Strategy at the end of any Valuation Day during an Index Strategy Term other than the Index Strategy Start Date and Index Strategy End Date. It is a calculated value that differs from the Interim Value Calculation (as described in the ‘Calculation of the Performance Lock Value’ section) and is used when a Performance Lock transaction occurs. Once “locked”, the Performance Lock Value will not fluctuate, except for withdrawals, partial reallocations and benefit charges. If you elect to start income on an Index Anniversary Date prior to the Index Strategy End Date, the Performance Lock Value will be used to allocate to only those Allocation Options we permit.
Portfolio: An underlying mutual fund, or series thereof, in which a Sub-account of the Separate Account invests. A Portfolio also may be referred to in this prospectus as an Underlying Portfolio.
Purchase Payment: A cash consideration in currency of the United States of America given to us in exchange for the rights, privileges, and benefits of the Annuity.
Separate Accounts: Refers to Pruco Life Insurance Company Flexible Premium Variable Annuity Account and the Index Strategies Separate Account, which hold assets associated with the Annuity issued by Pruco Life. Pruco Life Insurance Company Flexible Premium Variable Annuity Account assets held in support of the Variable Investment Sub-accounts are kept separate from all of our other assets and may not be charged with liabilities arising out of any other business we may conduct, while the assets in the Index Strategies Separate Account are not insulated from the creditors of Pruco Life.
Service Center: The place to which all requests and payments regarding the Annuity are to be sent. We may change the address of the Service Center at any time and will notify you in advance of any such change of address. Please see “How to Contact Us” later in this prospectus for the Service Center address.
Spread: On the Index Strategy End Date, the Spread reduces the value of positive Index Returns used in the calculation of Index Credits that may be applied to the Enhanced Cap Rate Index Strategy. The Spread percentage may vary by Index, Index Strategy Term, Cap Rate and Buffer. Multiple Spread options (known as Spread A and Spread B) with different Cap Rates may be offered with the same level of Buffer. Spreads, upon renewal, may be higher or lower than the initial Spread but will never be greater than the Guaranteed Maximum Spread. Renewal Spreads may differ from the Spreads used for new Annuity contracts or for other Annuity contracts issued at different times. The Guaranteed Maximum Spread equals 3.00% for a one-year Index Strategy Term.
Step Rate: The Step Rate is the declared rate that may be credited to amounts allocated to the applicable Index Strategies for any given Index Strategy Term if the Index Return is between zero (including zero) and the declared Step Rate. A different Step Rate may be declared for different

Indices and Buffers. Step Rates, upon renewal, may be higher or lower than the initial Step Rate but will never be less than the Guaranteed Minimum Step Rate. Renewal Step Rates may differ from the Step Rates used for new Annuity contracts or for other Annuity contracts issued at different times. The Guaranteed Minimum Step Rate equals 1.00% for the Step Rate Plus Index Strategy.
Surrender Value: The Account Value less any applicable Contingent Deferred Sales Charge, any applicable Tax Charges, and any other applicable charges assessable as a deduction from the Account Value.
Tier Level: The declared Index Return that is used to determine which Participation Rate tier applies in the calculation of Index Credit in the Tiered Participation Rate Index Strategy. Tier Levels, upon renewal, may be higher or lower than the initial Tier Level but will never be more than the Guaranteed Maximum Tier Level. Renewal Tier Levels may differ from the Tier Levels used for new Annuity contracts or for other Annuity contracts issued at different times.
Unit: A share of participation in a Variable Investment Sub-account used to calculate your Account Value prior to the Annuity Date.
Unit Price: The value of each Unit of a Variable Investment Sub-account on a Valuation Day.
Valuation Day: Every day the New York Stock Exchange is open for trading or any other day the Securities and Exchange Commission requires mutual funds or unit investment trusts to be valued, and an Index Strategy Index Value is published, not including any day: (1) trading on the NYSE is restricted; (2) an emergency, as determined by the SEC, exists making redemption or valuation of securities held in the Separate Account impractical; or (3) the SEC, by order, permits the suspension or postponement for the protection of security holders.
Variable Investment Sub-account: A division of the Pruco Life insurance Company Flexible Premium Variable Annuity Account. A Variable Investment Sub-account also may be referred to in this prospectus and the Annuity as a Variable Sub-account or Sub-account.
Waiting Period: The number of years a client is required to remain in the Savings Stage prior to establishing the Income Effective Date.

SUMMARY
This Summary describes key features of the Annuity offered in this prospectus. It is intended to give you an overview, and to point you to sections of the prospectus that provide greater detail. You should not rely on the Summary alone for all the information you need to know before purchasing the Annuity. You should read the entire prospectus for a complete description of the Annuity. Although this prospectus describes key features of the Annuity contract, the prospectus is a distinct document, and is not part of the Contract. Your Financial Professional can also help you if you have questions.
The Annuity: The Prudential FlexGuard Income Select index-linked and variable annuity Contract issued by Pruco Life is a contract between you, the Owner, and Pruco Life Insurance Company, an insurance company. It is designed for retirement purposes, or other long-term investing, to help you save money for retirement, on a tax deferred basis, and provide income during your retirement. Although this prospectus describes key features of the Annuity contract, the prospectus is a distinct document, and is not part of the contract.
The Index Linked Variable Income Benefit (the “Benefit”) attached to this Annuity has three distinct stages, the Savings Stage, Income Stage and Insured Income Stage. During the Savings Stage the Annuity provides a Variable Sub-account, under certain circumstances, and Index Strategies as opportunities for growth or loss, with levels of downside protection available when allocating to the Index Strategies. During the Income Stage it provides lifetime income with potential for increases in income and some downside protection.
The Savings Stage is the period of time before the Income Effective Date. During the Savings Stage, you may allocate your Account Value among any of the Index Strategies we make available. You must remain in the Savings Stage for at least as long as the Waiting Period. During the Savings Stage, the Income Percentage includes the initial Income Percentage and any Income Deferral Rate which is added to the Income Percentage each year until the Income Effective Date.
The Income Stage is the time period beginning on the Income Effective Date and ending on the Valuation Day the Insured Income Stage begins. You may only establish your Income Effective Date on an Index Anniversary following the Waiting Period. Upon establishing an Income Effective Date, you must elect to take your Annual Income Amount based on the Protected Life or the Joint Protected Lives in effect when we receive your request to do so in Good Order. There are limited Index Strategies and no Variable Sub-accounts available during the Income Stage.
Once your Account Value is reduced to $0 as a result of Income Withdrawals in any Annuity Year that are less than or equal to the Annual Income Amount, we subsequently make Insured Income Stage payments until the death of the Protected Life or until both Joint Protected Lives have died, as applicable. In the Annuity Year in which your Account Value is reduced to $0, the only Insured Income Stage payment due, if any, equals the Annual Income Amount not yet withdrawn in that Annuity Year. In subsequent Annuity Years, the Insured Income Stage payment equals the Annual Income Amount in effect as of the date the Account Value was reduced to $0.
Index Strategies. The Index Strategies provide an Index Credit based on the Index Return of the underlying Index associated with the Index Strategy. The Index Strategies provide a level of protection against negative Index Returns through a Buffer; however, negative Index Returns in excess of the Buffer will result in a loss of principal and any prior earnings, which could also result in a significant amount of loss. Assets supporting the Index Strategies are held in a non-insulated, non-unitized separate account and are subject to the claims of the creditors of Pruco Life and the benefits provided are subject to the claims paying ability of Pruco Life.
Variable Investment Sub-account. The Variable Sub-accounts we make available invest in Portfolios whose share price generally fluctuates each day. The Variable Sub-accounts do not provide any level of protection against negative returns. You are at risk of losing principal and any earnings if you allocate funds to the Portfolios. The assets that are held in support of the Variable Sub-accounts are kept separate from all our other assets and may not be chargeable with liabilities arising out of any other business we may conduct. Variable Sub-accounts are not available at issue. For more information on the Variable Investment Sub-account options available with this Annuity please refer to the Variable Sub-account Prospectus.
    Benefit. The Benefit provides lifetime income payments initially based on a percentage of your Account Value and is built-in to your Annuity. Income Withdrawals can begin once the Waiting Period expires. Once Income Withdrawals begin your Index Strategies are limited to the 1-year Point-to-Point with Cap Index Strategies. If you no longer want or need the Benefit, you can cancel it from your Annuity after three (3) years. If you cancel the Benefit, we stop assessing the Benefit charge and you will not be allowed to re-elect the Benefit.
With the help of your Financial Professional, you choose how to allocate your money within your Annuity, subject to certain restrictions. Investing in Index Strategies and the Variable Investment Sub-account involves risk and you can lose your money. On the other hand, investing in the Annuity can provide you with the opportunity to grow your money through participation in Index Strategies and the Variable Investment Sub-account.
GENERALLY SPEAKING, INDEX-LINKED AND VARIABLE ANNUITIES ARE INVESTMENTS DESIGNED TO BE HELD FOR THE LONG TERM. WORKING WITH YOUR FINANCIAL PROFESSIONAL, YOU SHOULD CAREFULLY CONSIDER WHETHER AN INDEXED-LINKED AND VARIABLE ANNUITY IS APPROPRIATE FOR YOU GIVEN YOUR LIFE EXPECTANCY, NEED FOR INCOME, AND OTHER PERTINENT FACTORS.
You and your Financial Professional may want to discuss and consider the following factors when deciding whether the Annuity is appropriate for your individual needs: your age; the amount of your Purchase Payment; how long you intend to hold the Annuity (also referred to as “investment time horizon”); your need for lifetime income; your desire to make withdrawals from the Annuity and the timing of those withdrawals; your investment objectives; and your desire to minimize costs and/or maximize returns associated with the Annuity.

Risks: Index-linked and variable annuity contracts are complex insurance and investment vehicles. There is a risk of substantial loss of your principal. The risk of loss can be greater in the case of an early withdrawal due to any surrender charges and the Interim Value associated with such withdrawals. Rates associated with the Index Strategies upon renewal may be higher or lower than initial rates and may differ from the rates used for new Annuity contracts or for other Annuity contracts issued at different times. There are also risks associated with the Benefit. Please see “"Principal Risks of Investing in the Annuity"” for additional information.
Purchase: In order to purchase an Annuity, you must be no younger than age 45 and no older than age 75. Also, we require a minimum Purchase Payment of $25,000. See your Financial Professional to complete an application.
The minimum age for Purchase applies to the youngest Owner as of the day we would issue the Annuity. The maximum age for Purchase applies to the oldest Owner as of the day we would issue the Annuity. If the Annuity is to be owned by an entity, the minimum age applies to the youngest Annuitant and the maximum age applies to the oldest Annuitant as of the day we would issue the Annuity.
After you purchase your Annuity, you will have a limited period of time during which you may cancel (or “Free Look”) the purchase of your Annuity. Your request for a Free Look must be received in Good Order within the applicable time period.
Index Strategies: The Annuity offers multiple Index Strategies which provide an Index Credit based on the Index Return of the Index associated with the Index Strategy. The Index Credit is the amount credited on an Index Strategy End Date based on the Index Return and the type of Index Strategy. The Index Credit may be positive or negative, which means you can lose principal and prior earnings. You may allocate all or a portion of your Purchase Payment into one or more Index Strategies. We currently offer the following Index Strategies: Point-to-Point with Cap, Enhanced Cap Rate, Tiered Participation Rate, Step Rate Plus, and Dual Directional.
The Point-to-Point with Cap Index Strategy provides an Index Credit equal to the Index Return up to a Cap Rate.
1.If the Index Return is positive and equal to or greater than the Cap Rate, then the Index Credit is equal to the Cap Rate. If the Index Return is positive, but less than the Cap Rate, the Index Credit is equal to the Index Return.
2.If the Index Return is negative, but less than or equal to the Buffer, the Index Credit is zero. Otherwise, the Index Credit is equal to the negative Index Return in excess of the Buffer.
3.Offers the greatest level of protection with the most options for term lengths, but limited upside potential.
The Enhanced Cap Rate Index Strategy (only available with Annuities with an Application Sign Date on or after July 1, 2024) provides an Index Credit up to a Cap Rate.
1.If the Index Return is positive and greater than or equal to the Cap Rate plus the Spread, the Index Credit is equal to the Cap Rate. If the Index Return is positive and greater than the Spread, but less than the Cap Rate plus the Spread, the Index Credit is equal to the Index Return minus the Spread. If the Index Return is greater than or equal to zero, and less than or equal to the Spread, the Index Credit is zero.
2.If the Index Return is negative, but less than or equal to the Buffer, the Index Credit is zero. If the Index Return is negative and greater than the Buffer, the Index Credit is equal to the negative Index Return in excess of the Buffer.
3.Offers a level of protection with higher upside potential and higher Cap Rates when compared to the Point-to-Point with Cap Index Strategy, in exchange for a Spread reduction on positive returns.
The Tiered Participation Rate Index Strategy provides an Index Credit equal to the Index Return multiplied by one or two Participation Rates.
1.If the Index Return is between zero and the declared Tier Level, then the Index Credit is equal to the Index Return multiplied by the Participation Rate for the 1st tier. If the Index Return is greater than or equal to the declared Tier Level, the Index Credit is the sum of the Tier Level multiplied by the Participation Rate for the 1st tier and the remaining Index Return multiplied by the Participation Rate for the 2nd tier.
2.If the Index Return is negative, but less than or equal to the Buffer, the Index Credit is zero. Otherwise, the Index Credit is equal to the negative Index Return in excess of the Buffer.
3.Offers a level of protection with an upside potential with no maximum or limitations, but only available in longer term lengths.
The Step Rate Plus Index Strategy provides an Index Credit equal to the greater of the Index Return multiplied by a Participation Rate or the Step Rate.
1.If the Index Return is between zero (including zero) and the declared Step Rate, then the Index Credit is equal to the Step Rate. If the Index Return is greater than the Step Rate, the Index Credit is equal to the greater of the Index Return multiplied by the Participation Rate or the Step Rate.
2.If the Index Return is negative, but less than or equal to the Buffer, the Index Credit is zero. Otherwise, the Index Credit is equal to the negative Index Return in excess of the Buffer.
3.Offers a level of protection with an upside potential with no maximum, but only available in shorter term lengths.

The Dual Directional Index Strategy provides (i) an Index Credit equal to the Index Return up to a Cap Rate when the Index Return is positive and (ii) an Index Credit equal to the absolute value of the Index Return, not limited by a Cap Rate, when the Index Return is negative and within or equal to the Buffer.
1.If the Index Return is positive and equal to or greater than the Cap Rate, then the Index Credit is equal to the Cap Rate. If the Index Return is zero or positive, but less than the Cap Rate, the Index Credit is equal to the Index Return.
2.If the Index Return is negative and is within or equal to the Buffer, then the Index Credit will be the absolute value (without regard to the mathematical sign (positive or negative)) of the Index Return, not limited by the Cap Rate. Otherwise, if the Index Return is negative and exceeds the Buffer, then the Index Credit is equal to the Index Return plus the Buffer.
3.Offers a level of protection with growth potential in certain cases when the Index Return is negative.
Not all Index Strategies will be available with all Indices, in all available Index Strategy Terms, and in all available Buffers. As a result of economic market conditions, or utilization of the Index Strategies, we reserve the right to add and remove Index Strategies at any time. For currently available Index Strategies, Cap Rates, Participation Rates and Step Rates (collectively, “Rates”) and Spreads, please refer to our website at www.prudential.com/FGI-Select-rates. New Rates and Spreads will be set for Index Strategy Terms upon Index Anniversary Dates. These new Rates and Spreads may be different than Rates and Spreads previously applied to your Annuity and from the current Rates and Spreads that we are offering for newly issued contracts. New Buffers may be offered as new Index Strategy Options. We currently offer one-year, three-year and six-year Index Strategy Terms. We currently offer Index Strategies based on the S&P 500 Index, the MSCI EAFE Index, Invesco QQQ ETF, iShares Russell 2000 ETF and AB 500 Plus IndexSM. The Annuity offers Index Strategies with 5%, 10%, 15%, 20%, 30% and 100% Buffers. The Buffer is the amount of protected negative return. Any loss beyond the Buffer level reduces the Account Value allocated to the Index Strategy. Please see “Index Strategies” for more information.
During the Income Stage of the Benefit, only the 1-year Point-to-Point with Cap Index Strategies are available.
Indices: We reserve the right to add and remove an Index at any time. If an Index is discontinued or changed in a manner that results in a material change in the formula or method of calculating the Index, we reserve the right to substitute it with an alternative Index and will notify you of any such substitution. Upon substitution of an Index, we will calculate your Index Return on the replaced Index up until the date of substitution and the substitute Index from the date of substitution to the Index Strategy End Date. An Index substitution will not change your Index Strategy. A substitution of an Index between the Index Strategy Start Date and Index Strategy End Date may impact the calculation of your Index Credit on the Index Strategy End Date. When we notify you of any substitution of an Index, we will also inform you of the potential impacts to your Index Credit.
Index Linked Variable Income Benefit: The built-in Benefit associated with the Annuity is a variable income benefit, which may allow you to receive your annual withdrawal amount over one lifetime (“Protected Life”), or over the Owner/Annuitant and their spouse’s lifetime (“Joint Protected Lives”).
You must remain in the Savings Stage for a minimum time period known as the Waiting Period. The Waiting Period is disclosed in the current Index Linked Variable Income Benefit Supplement.
Only upon an Index Anniversary Date following the Waiting Period can you elect to begin your Income Stage, thus establishing the Income Effective Date. The election form to start Income will be part of your Reallocation Notice and follows the timing rules of the annual Reallocation Notice as described in the “Index Strategies” section below.
Election to begin the Income Stage must occur on an Index Anniversary Date following the Waiting Period regardless of when in that year you will take your first Income Withdrawal. The election to start Income is irrevocable. On this date, you must designate single Protected Life or Joint Protected Lives. The designation of single or joint is irrevocable.
The initial Annual Income Amount (AIA) is calculated on the Income Effective Date, regardless of when the first Income Withdrawal occurs. If there is one Protected Life at the time the Income Stage begins, the AIA will be determined by applying the Single Protected Life Income Percentage (including Income Deferral) on the Annuity to the Account Value. If there are Joint Protected Lives, the AIA will be determined by applying the Joint Protected Lives Income Percentage (including Income Deferral) based on the youngest Protected Life on the Annuity to the Account Value. This is the only time your Account Value will be directly used to calculate the AIA.
Every Index Anniversary Date thereafter will result in a recalculation of the AIA based on the Index Credit applied to the Index Strategies, gross of fees, to which you are allocated. The change can be positive or negative and is described below in the “Index Linked Variable Income Benefit” section. If the Account Value is reduced to $0 (unless as a result of Excess Income), we will continue to pay the last calculated AIA as a guaranteed payment.
Depending upon market conditions, if you have not elected to receive Annuity Payments, you may be eligible for a one-time calculation of a Cumulative Income Minimum payment when the youngest of the Annuitants reaches the age of 95. Please see the “Cumulative Income Minimum Calculation” section for additional information.
Performance Lock: During the Savings Stage you can capture the Performance Lock Value of an Index Strategy at the end of any Valuation Day during the Index Strategy Term through our Performance Lock feature.
If you exercise a Performance Lock, you will no longer participate in the Index Strategy performance for the remainder of the current Index Strategy Term and you may receive less than the full Index Credit, or less than the full protection of the Buffer, than you would have received if you waited for us to apply the Index Credit on the Index Strategy End Date. We will exercise a manual Performance Lock at the end of any Valuation Day if you provide a Performance Lock Request in Good Order before the end of such Valuation Day. You may also request an automatic Performance Lock based on targets you set. Please see the “Performance Lock” section for additional information.
We will not provide advice or notify you regarding whether you should exercise a Performance Lock or the optimal time for doing so. We will not warn you if you exercise a Performance Lock at a sub-optimal time. We are not responsible for any losses related to your decision whether or not to exercise a Performance Lock.
Interim Value: If you take a withdrawal (including partial withdrawals, systematic withdrawals, full surrenders, Income Withdrawals and Excess Income), transfer out of, annuitize, we process a Benefit charge, or we pay a death claim between an Index Strategy Start Date and Index Strategy End Date, we will use an Interim Value to determine the fair market value of each Index Strategy at the time of the transaction. The Interim Value is also used to determine how much the Index Strategy Base will be reduced after a transfer, withdrawal, or Benefit charge. If you withdraw, transfer a portion out of, or we process a Benefit charge from Account Value allocated to an Index Strategy, the withdrawal, transfer, or Benefit charge will cause an immediate reduction to your Index Strategy Base in a proportion equal to the reduction in your Interim Value. A proportional reduction could be larger than the dollar amount of your withdrawal, transfer or Benefit charge. Reductions to your Index Strategy Base will negatively impact your Interim Value for the remainder of the Index Strategy Term and will result in a lower Index Credit on the Index Strategy End Date. Once your Index Strategy Base is reduced due to a withdrawal, transfer or Benefit charge during any Index Strategy Term, it will not increase for the remainder of the Index Strategy Term.
The Interim Value is designed to represent the fair value of the Index Strategy on each Valuation Day, taking into account the potential gain or loss of the applicable Index at the end of the Index Strategy Term. The Interim Value reflects the change in fair value due to economic factors of the investment instruments (including derivatives) supporting the Index Strategies. The Interim Value may result in a loss even if the Index Value at the time the Interim Value is calculated is higher than the Index Value on the Index Strategy Start Date. See “Interim Value of Index Strategies” and “Access to Account Value” for more information.
Access To Your Money: You can receive access to your money by taking withdrawals or electing annuity payments. Please note that withdrawals may be subject to tax and may be subject to a Contingent Deferred Sales Charge. Withdrawals taken from an Index Strategy before the Index Strategy End Date will be based on the Interim Value. Please see “Interim Value of Index Strategies” for more information. In addition, any time a partial withdrawal occurs before the Index Strategy End Date, the Index Strategy Base will be reduced in the same proportion that the total withdrawal reduced the Interim Value. Please see “Access to Account Value” for more information. You may withdraw up to 10% of your Purchase Payments each year as further defined in Section “Free Withdrawal Amounts” in the Variable Sub-account Prospectus without being subject to a Contingent Deferred Sales Charge.
You may elect to receive income through fixed annuity payments over your lifetime, also called “Annuitization”. If you elect to receive annuity payments, you convert your Account Value into a stream of future payments. This means in most cases you no longer have an Account Value and therefore cannot make withdrawals. We offer different types of annuity options to meet your needs. Please see “Annuity Options” for more information.
On each Index Anniversary Date, you may reallocate Account Value allocated to Variable Investment Sub-accounts and any Index Strategy(ies) that has reached an Index Strategy End Date into any available Index Strategy. There is no charge for such transfers. Please see “Managing Your Account Value” for more information. You must provide instructions for reallocation by the Index Anniversary Date. Failure to provide timely instructions may result in amounts being transferred into the Holding Account, which is allocated to the PSF PGIM Government Money Market Portfolio and could remain in that Account for up to a year until your next Index Anniversary Date.
Death Benefits: You may name a Beneficiary to receive the proceeds of your Annuity upon your death. Your death benefit must be distributed within the time period required by the tax laws. The Death Benefit is the Return of Purchase Payments Death Benefit. Please see “Death Benefits” for more information.
Fees and Charges: The Annuity is subject to certain fees and charges, as discussed in the “Fees, Charges, and Deductions” section in this prospectus. In addition, there are fees and expenses of the Portfolio. While no fees or charges are deducted from the amounts held in the Index Strategies except for the charge for the Benefit, the available Cap Rates, Spreads, Participation Rates, Tier Levels, and Step Rates reflect the expenses related to the Index Strategies.
What does it mean that my Annuity is “tax deferred”? The Annuity is “tax deferred”, meaning you pay no taxes on any earnings from your Annuity until you withdraw the money. You may also transfer among the Index Strategies and the Variable Investment Sub-accounts without paying a tax at the time of the transfer. When you take your money out of the Annuity, however, you will be taxed on the earnings at ordinary income tax rates. If you withdraw money before you reach age 59 1/2, you also may be subject to a 10% additional tax.
Please note that if you purchase the Annuity within a tax advantaged retirement plan, such as an IRA, SEP-IRA, Roth IRA, you will get no additional tax advantage through the Annuity itself. Because there is no additional tax advantage when an index-linked and variable annuity is purchased through one of these plans, the reasons for purchasing the Annuity inside a tax-qualified plan are limited to the ability to allocate to the various Index Strategies and Variable Investment Sub-accounts, and the opportunity to annuitize the contract, which might make the Annuity an appropriate investment for you. You should consult your tax advisor and Financial Professional regarding such features and benefits prior to purchasing the Annuity for use with a tax-qualified plan.

Other Information: Please see “Information About the Insurance Company and Separate Accounts” and “Additional Information” for more information about the Annuity, including legal information about Pruco Life, Pruco Life Insurance Company Flexible Premium Variable Annuity Account and the Index Strategies Separate Account.

PRINCIPAL RISKS OF INVESTING IN THE ANNUITY
Risk of Loss – Index Strategies and Buffers
You take the investment risk for amounts allocated to one or more Index Strategies since the Index Credit is based upon the performance of the associated Index. The Buffer is the amount of protected negative Index Return. Any negative Index Credit in excess of the Buffer reduces the Account Value allocated to the Index Strategy. You bear the risk of the negative Index Return in excess of the Buffer you choose except for any 100% Buffer Index Strategy where there is no risk of loss to you, should you stay allocated to the end of the Index Strategy Term. In the case of a multi-year Index Strategy Term, losses are measured over the entire Index Strategy Term from the Index Strategy Start Date to the Index Strategy End Date and may exceed the Buffer levels associated with the Index Strategy. Sustained negative Index Returns may result in zero or negative Index Credits over multiple Index Strategy Terms.
Limitation on Index Strategy Returns – Cap Rate
If you allocate to the Point-to-Point with Cap Rate or Enhanced Cap Rate Index Strategies, the Index Credit is limited by any applicable Cap Rate, which means that your Index Credit could be lower than if you had invested directly in a fund based on the applicable Index. The Cap Rate does not guarantee any level of Index Return. The Cap Rate exists for the full term of the Index Strategy. The Enhanced Cap Rate Index Strategy offers higher Cap Rates when compared to the Point-to-Point with Cap Index Strategy, in exchange for a Spread reduction on positive returns.
If you allocate to the Dual Directional Index Strategy and your Index Return is positive, then your Index Credit is limited by the applicable Cap Rate. However, if you allocate to the Dual Directional Index Strategy and your Index Return is negative and is within or equal to the Buffer, then your Index Credit is not limited by the applicable Cap Rate. The Cap Rate for the Dual Directional Index Strategy will be equal to or lower than the Cap Rate in the Point to Point with Cap Index Strategy.
Cap Rates will never be less than the Guaranteed Minimum Cap Rates. The Guaranteed Minimum Cap Rate equals 1.00% for a one-year Index Strategy Term, 5.00% for a three-year Index Strategy Term and 10.00% for a six-year Index Strategy Term.
Index Strategy Returns – Participation Rates
If you allocate to an Index Strategy with a Participation Rate, your Index Credit may be limited if the applicable Participation Rate is less than 100%, which means that your Index Credit may be lower than if you had invested directly in a fund based on the applicable Index. If you elect an Index Strategy with applicable Participation Rates equal to 100%, your Index Credit will be equal to the Index Return. If applicable Participation Rates are greater than 100%, your Index Credit will exceed the Index Return. The Participation Rate does not guarantee any level of Index Return. Participation Rates apply for the full Index Strategy Term. Participation Rates are determined at our discretion. Participation Rates will never be less than the Guaranteed Minimum Participation Rate. The Guaranteed Minimum Participation Rate equals 100% for the Tiered Participation Rate Index Strategy and equals 60% for the Step Rate Plus Index Strategy.
Index Strategy Returns – Spread
If you allocate to the Enhanced Cap Rate Index Strategy and the Index Return is positive and greater than the Spread, the Index Return will be reduced by the Spread, and subject to the Cap Rate to arrive at the Index Credit. If the Index Return is positive but less than or equal to the Spread, your Index Credit would be zero. As a result, your Index Credit could be lower than if you had invested directly in a fund based on the applicable Index or allocated to the Point to Point with Cap Rate Index Strategy. The Spread exists for the full term of the Index Strategy. The Spread will never be greater than the Guaranteed Maximum Spread, which equals 3.00% for a one-year Index Strategy Term.
Risks Associated with the Indices
Because the S&P 500 ® Index, MSCI EAFE Index, Invesco QQQ ETF, iShares Russell 2000 ETF and AB 500 Plus IndexSM are each comprised of a collection of equity securities, in each case the value of the component securities is subject to market risk, or the risk that market fluctuations may cause the value of the component securities to go up or down, sometimes rapidly and unpredictably. Market fluctuations can result from disasters and other events, such as storms, earthquakes, fires, outbreaks of infectious diseases (such as COVID -19), utility failures, terrorist acts, political and social developments, and military and governmental actions. In addition, the value of equity securities may increase or decline for reasons directly related to the issuers of the securities. Equity markets are subject to the risk that the value of the securities may fall due to general market and economic conditions. Market volatility may exist with these indices, which means that the value of the indices can change dramatically over a short period of time in either direction. When you allocate to an Index Strategy that is linked to the performance of one of the Indices, you are not investing in the Index.
With respect to the MSCI EAFE Index and AB 500 Plus IndexSM, international investing involves special risks not found in domestic investing, including political and social differences and currency fluctuations due to economic decisions. Emerging markets can be riskier than investing in well established foreign markets. The risks associated with investing on a worldwide basis include differences in the regulation of financial data and reporting, currency exchange differences, as well as economic and political systems differences.
When you allocate to an Index Strategy that is linked to the performance of an ETF you are not investing in the ETF. Index-based ETFs seek to track the investment results of a specific market index. Due to a variety of factors, including the fees and expenses associated with an ETF, an ETF’s performance may not fully replicate or may, in certain circumstances, diverge significantly from the performance of the underlying index. This potential divergence between the ETF and the specific market index is known as tracking error. Although we believe that we will be viewed as the owner of the Index Strategy for tax purposes, there is no legal guidance to indicate how the IRS might view access to an ETF linked Index Strategy coupled with frequent transfers among investment options.
When you allocate to an Index Strategy that is linked to the performance of one of the Indices, you will not have voting rights or rights to receive dividends or other distributions that direct holders of the securities comprising the Indices have.
Ukraine-Russia Conflict Risk. The military invasion of Ukraine initiated by Russia in February 2022 and the resulting response by the United States and other countries have led to economic disruptions, as well as increased volatility and uncertainty in the financial markets. It is not possible to predict the ultimate duration and scope of the conflict, or the future impact on U.S. and global economies and financial markets. The performance of the Indexes may be adversely affected. This risk could be higher for Indexes with exposure to European or Russian markets, including the MSCI EAFE index.
Effect of Interim Value
To determine the Interim Value, we apply a formula which does not reflect the actual performance of the applicable Index, but rather a determination of the value of hypothetical underlying investments at the time of the Interim Value calculation. This amount could be more or less than if you had held the Index Strategy for the full Index Strategy Term. It also means that you could have a negative performance, even if the value of the Index has increased at the time of the calculation. All withdrawals from an Index Strategy, including death benefit payments, transfers, Income Withdrawals, Excess Income, annuitization, Benefit charges and surrenders paid before the Index Strategy End Date will be based on the Interim Value. Withdrawals, partial transfers, and Benefit charges before an Index Strategy End Date could have adverse impacts even if the value of the Index has increased at the time of the calculation because an early withdrawal will not allow you to participate in the Index Return for the Index Strategy Term with your entire Index Strategy Base. If you withdraw, transfer a portion out of, or we process a Benefit charge from Account Value allocated to an Index Strategy, the withdrawal, transfer, or Benefit charge will cause an immediate reduction to your Index Strategy Base in a proportion equal to the reduction in your Interim Value. A proportional reduction may be larger than the dollar amount of your withdrawal, transfer, or Benefit charge even if the value of the Index has increased. See “Impact of Withdrawals” below for additional information.
Impact of Withdrawals
If you withdraw Account Value allocated to an Index Strategy, the withdrawal will cause an immediate reduction to your Index Strategy Base in a proportion equal to the reduction in your Interim Value. A proportional reduction could be larger than the dollar amount of your withdrawal. Reductions to your Index Strategy Base will negatively impact your Interim Value for the remainder of the Index Strategy Term and will result in a lower Index Credit on the Index Strategy End Date. Once your Index Strategy Base is reduced due to a withdrawal during any Index Strategy Term, it will not increase for the remainder of the Index Strategy Term.
Availability of Index Strategies will vary over time
Before allocating to an Index Strategy, you should determine the Index Strategies, Buffers, Cap Rates, Spreads, Participation Rates and Step Rates available to you. We reserve the right to change Cap Rates, Spreads, Participation Rates, Step Rates and Buffers at any time subject to Guaranteed Minimum Rates, Guaranteed Maximum Spread, and minimum Buffer level. Guaranteed Minimum Rates for each Index Strategy, Guaranteed Maximum Spread for Enhanced Cap Rate Index Strategy, and the minimum Buffer level are disclosed in the “Glossary of Terms” section under the definitions of Cap Rate, Spread, Participation Rate, Step Rate and Buffer. There is no guarantee that an Index Strategy will be available in the future. You should make sure the Index Strategies you select are appropriate for your investment goals. A change in Cap Rates and/or Spreads may limit the Index Credit you receive. A change in Buffers may impact the amount of negative Index Credit applied to your Account Value. During the Income Stage, we will limit the Index Strategy allocation options available.
Reallocation of Index Strategies
At the end of an Index Strategy Term for an Index Strategy, the amount allocated to that Index Strategy will be reallocated based upon your instructions we received in Good Order, or if none has been received in Good Order, automatically renew into the same Index Strategy unless the Index Strategy End Date would be after the Maximum Annuity Date. During the Saving Stage, if the same Index Strategy is no longer available, the amount will be transferred into the Holding Account, and the amount may be transferred among the Variable Investment Sub-accounts at any time or into another Index Strategy on the next Index Anniversary Date. During the Income Stage, if the current Index Strategy is no longer available and we have no additional instructions, we will automatically transfer these amounts into the Index Strategy with, in order of priority, the shortest Term, the highest Buffer, and the lowest Cap Rate. You must provide instructions for reallocation by the Index Anniversary Date. Cap Rates, Participation Rates, Step Rates and Tier Levels (together, “Rates), upon renewal, may be higher or lower than the initial Rates but will never be less than the Guaranteed Minimum Rates. Guaranteed Minimum Rates for each Index Strategy are disclosed in the “Glossary of Terms” section under the definitions of Cap Rates, Participation Rates and Step Rates. Renewal Rates may differ from the Rates used for new Annuity contracts or for other Annuity contracts issued at different times. We will determine new Rates on a basis that does not discriminate unfairly within any class of contracts. Spreads, upon renewal, may be higher or lower than the initial Spread but will never be greater than the Guaranteed Maximum Spread. Guaranteed Maximum Spreads are disclosed in the “Glossary of Terms” section under the definition of Spread. Renewal Spreads may differ from the Spreads used for new Annuity contracts or for other Annuity contracts issued at different times. We will determine new Spreads on a basis that does not discriminate unfairly with any class of contracts.

Substitution of an Index
We have the right to substitute a comparable index prior to the Index Strategy End Date if any Index is discontinued or if the calculation of an Index is substantially changed (such as a material change in the formula or method of calculating the Index). We would attempt to choose a substitute index that has a similar investment objective and risk profile to the replaced index and would notify you of any such substitutions. Upon substitution of an Index, we will calculate your Index Return on the replaced Index up until the date of substitution and the substitute Index from the date of substitution to the Index Strategy End Date. An Index substitution will not change your Index Strategy. The performance of the new Index may not be as good as the one that it substituted and as a result your Index Return may have been better if there had been no substitution. When we notify you of any substitution of an Index, we will also inform you of the potential impacts to your Index Credit.
Issuing Company
No company other than Pruco Life has any legal responsibility to pay amounts that Pruco Life owes under the Annuity. You should look to the financial strength of Pruco Life for its claims-paying ability. Amounts allocated to the Index Strategies are held in a non-registered, non-insulated separate account. These assets are subject to the claims of the creditors of Pruco Life and the benefits provided under the Index Strategies are subject to the claims paying ability of Pruco Life.
The Company is also subject to risks related to disasters and other events, such as storms, earthquakes, fires, outbreaks of infectious diseases (such as COVID-19), utility failures, terrorist acts, political and social developments, and military and governmental actions. These risks are often collectively referred to as “business continuity” risks. These events could adversely affect the Company and our ability to conduct business and process transactions. Although the Company has business continuity plans, it is possible that the plans may not operate as intended or required and that the Company may not be able to provide required services, process transactions, deliver documents or calculate values. It is also possible that service levels may decline as a result of such events.
Benefit Risks
The Benefit is automatically included in your Contract for an additional charge, but cannot be removed in the first three (3) years. If you remove the Benefit before Income Withdrawals begin, you will have paid for the Benefit without receiving any of its advantages. Additionally, if you remove the Benefit, you cannot re-elect it at any point in the future.
Income Withdrawals and the Benefit may also end prematurely if you take Excess Income or you annuitize your Contract.
On the Income Effective Date, we base your initial income payment under the Benefit on the Income Percentage you receive at issue increased by the Income Deferral Credit and your Account Value. Decreases in Account Value due to negative Index performance, deductions for Insurance charges and expenses, withdrawals and Benefit charges prior to the Income Effective Date will decrease the initial income payment amount available to you.
After the Income Effective Date, your Annual Income Amount can increase or decrease based on the Index Credits associated with your chosen Index Strategies.
We base Income Withdrawals on the lifetime of a Protected Life or Joint Protected Lives designated at issue. If you change Owners or Beneficiary(s), we may terminate the Benefit prematurely.
Risk of Change to the Index Linked Variable Income Benefit Supplement Prior to the Issue Date
The Benefit Terms (Income Percentages, Income Deferral Rates, Waiting Period, and Benefit charge) for your Annuity are stated in the Index Linked Variable Income Benefit Supplement that is in effect on the date you sign your application. We send you a copy of the Index Linked Variable Income Benefit Supplement when we issue the Annuity. We cannot change these Benefit Terms for your Annuity once they are established. We publish any changes to the Benefit Terms for new purchasers in an amended Index Linked Variable Income Benefit Supplement at least seven calendar days before they take effect on our website at www.prudential.com/fgis-rate-supplement. You can contact us to receive the Index Linked Variable Income Benefit Supplement applicable to your Annuity by calling our Service Center at the toll-free telephone number provided in this prospectus.
Risks Associated with a Performance Lock
If a Performance Lock is executed:
•You will no longer participate in Index Strategy performance, positive or negative, for the remainder of the existing Index Strategy Term for the “locked” Index Strategy.
•You will not receive Index Credit on any “locked” Index Strategy on the Index Strategy End Date. As a result, you may receive less than the full Index Credit, or less than the full protection of the Buffer, than you would have received if you waited for us to apply the Index Credit on the Index Strategy End Date.
•We use the Performance Lock Value calculated at the end of the current Valuation Day on the Performance Lock Date to execute your Performance Lock. This means you will not be able to determine in advance your Performance Lock Value, and it may be higher or lower than it was at the point in time you requested a manual Performance Lock, or that your Index Strategy reached its target for an automatic Performance Lock.

•If a Performance Lock is executed when your Performance Lock Value has declined, you will lock in any loss. It is possible that you would have realized less of a loss or no loss if the Performance Lock occurred at a later time, or if the Index Strategy was not “locked”.
•We will not provide advice or notify you regarding whether you should exercise a Performance Lock or the optimal time for doing so. We will not warn you if you exercise a Performance Lock at a sub-optimal time. We are not responsible for any losses related to your decision whether or not to exercise a Performance Lock.

FEES, CHARGES, AND DEDUCTIONS
The following tables describe the fees and expenses that you will pay related to the Index Strategies offered with this Annuity. Additional information related to fees and expenses associated with the Variable Sub-account is provided in the Variable Sub-account Prospectus. The first table describes the fees and expenses that you may pay at the time you surrender the Annuity or make a partial withdrawal. State premium taxes may also be deducted.
For Annuities with an Application Sign Date prior to July 1, 2024.

ANNUITY OWNER TRANSACTION EXPENSES – CONTINGENT DEFERRED SALES CHARGES
Annuity Year	Percentage Applied Against Account Value being Withdrawn
B SERIES
Annuity Year 1	7.0%
Annuity Year 2	7.0%
Annuity Year 3	6.0%
Annuity Year 4	5.0%
Annuity Year 5	4.0%
Annuity Year 6	3.0%
Annuity Year 7 or later	0.0%
    The years referenced in the CDSC table above refer to the years since Contract Issue Date. CDSCs are applied against the amount of Account Value being withdrawn.
For Annuities with an Application Sign Date on or after July 1, 2024.

ANNUITY OWNER TRANSACTION EXPENSES – CONTINGENT DEFERRED SALES CHARGES
Annuity Year	Percentage Applied Against Account Value being Withdrawn
B SERIES
Annuity Year 1	8.0%
Annuity Year 2	8.0%
Annuity Year 3	7.0%
Annuity Year 4	6.0%
Annuity Year 5	5.0%
Annuity Year 6	4.0%
Annuity Year 7 or later	0.0%
    The years referenced in the CDSC table above refer to the years since Contract Issue Date. CDSCs are applied against the amount of Account Value being withdrawn.
Tax Charge: 0% - 3.5%
The Tax Charge is designed to approximate the taxes that we are required to pay and is assessed as a percentage of the Purchase Payment, Surrender Value, or Account Value as applicable. The Tax Charge currently ranges up to 3.5%. These taxes apply only in certain states.
Charge for the Index Linked Variable Income Benefit
The charge for the Benefit is an annual charge based on your Account Value on the Index Anniversary Date after all Index Credits have been applied but before any withdrawals that occur on that date. The Benefit charge rate is disclosed in the current Index Linked Variable Income Benefit Supplement.

INDEX STRATEGIES
The Annuity offers multiple Index Strategies which provide an Index Credit based on the Index Return of the underlying Index associated with the Index Strategy. The Index Credit is the amount you receive on an Index Strategy End Date based on the Index Return and the type of Index Strategy. The Index Credit may be positive or negative, which means you can lose principal and prior earnings. You must allocate all of your Purchase Payment into one or more Index Strategies. The Index Strategies are not invested in any underlying Index. We do not guarantee the Index Credits for the Index Strategies. There is a risk of loss of your investment because the Index Strategy will be credited the negative Index Return in excess of the level of protection you selected through the Buffers.
We currently offer the following Index Strategies: Point-to-Point with Cap, Enhanced Cap Rate, Tiered Participation Rate, Step Rate Plus and Dual Directional. These Index Strategies are explained below. Not all Index Strategies will be available with all Indices, Buffers, and in all available Index Strategy Terms. As a result of economic market conditions, or utilization of the Index Strategies, we reserve the right to add and remove Index Strategies at any time. Additions or removals would be effective with any newly issued contracts or upon reallocation for any existing contract holders. Removals would not impact existing contract holders currently allocated to an Index Strategy prior to the Index Strategy End Date. You will receive a Reallocation Notice 30 days prior to your Index Anniversary Date. You must provide instructions for reallocation (by any method allowable) by the Index Anniversary Date. The reallocation will be processed on the Index Anniversary Date. You will be able to make reallocation selections via mail, phone, or through online access. For currently available Options please see our website at www.prudential.com/FGI-Select-rates.
The minimum amount required to allocate to any Index Strategy, upon the Index Effective Date or at the time of renewal into a new Index Strategy is $2,000. In the event that the Account Value allocated to an Index Strategy falls below $2,000 and is not combined with reallocations from other Index Strategies on an Index Anniversary Date to meet the $2,000 minimum, these funds will automatically be renewed into the same Index Strategy. There is no maximum amount that can be allocated to an Index Strategy. If the same Index Strategy is no longer available, the funds associated with the closed Index Strategy will be transferred to the Holding Account, where they may be allocated among the Variable Investment Sub-accounts or into another Index Strategy on the next Index Anniversary Date.
Index Strategy Term
The Index Strategy Term is the time period allocated to each Index Strategy. The term begins on the Index Strategy Start Date and ends on the Index Strategy End Date. Index Strategy Terms of 1, 3, and 6 years are available and may vary based on the Index Strategy and whether you are in the Savings Stage or the Income Stage of the Benefit. The Index Strategy Start Date begins on the day you allocate funds to any Index Strategy, known as the Index Effective Date. The annual anniversary of this date is the Index Anniversary Date and will not change for the life of your contract. You may only allocate to an Index Strategy on an Index Anniversary Date.
Indices
Each Index Strategy references an Index that determines the Index Return used to compute the Index Credit. When you allocate to an Index Strategy that is linked to the performance of one of the Indices, you are not investing in the Index. We currently offer Index Strategies based on the following securities indices:
S&P 500 ® Index, Price Return (SPX). The S&P 500 ® Index is comprised of 500 stocks considered representative of the overall market and is exclusive of dividends. An index is unmanaged and not available for direct investment.
MSCI EAFE Index, Price Return (MXEA). The MSCI EAFE Index measures the equity market performance of 22 developed market country indices located in Europe, Australasia and the Far East and is exclusive of dividends. An index is unmanaged and not available for direct investment.
Invesco QQQ ETF, Price Return (QQQ). The Invesco QQQ ETF is an exchange-traded fund that seeks to track the investment results of the NASDAQ-100 Index®. The Index includes the 100 largest non-financial companies listed on the Nasdaq® based on market cap.
iShares® Russell 2000 ETF, Price Return (IWM). The iShares® Russell 2000 ETF seeks to track the investment results of the Russell® 2000 Index, an index composed of small-capitalization U.S. equities. The Russell® 2000 Index measures the performance of the small capitalization sector of the U.S. equity market, as defined by FTSE Russell.
AB 500 Plus IndexSM, Price Return (ABUSPLS). The AB 500 Plus IndexSM is a rules based, allocation index that utilizes the SPDR® S&P 500® ETF Trust as its default allocation. The Index will tactically reallocate to additional US listed equity index ETFs: Invesco QQQ TrustSM, SERIES 1 ETF, iShares® Russell 2000 ETF, Shares® MSCI EAFE ETF, and iShares® MSCI Emerging Markets ETF when our proprietary positioning signals indicate that those other equity index ETFs have a higher expected return potential than the default allocation. At all times, the Index is fully allocated to equity index ETFs, with a significant allocation to equity index ETFs that track US listed companies. By following proprietary positioning signals, the Index aims to maintain significant exposure to the SPDR® S&P 500® ETF Trust, while providing differentiated returns through a tactical reallocation process.
The rules for calculating the AB 500 Plus IndexSM include an annual 0.75% reduction, which accrues daily, meaning that a small portion of that reduction is included in the published Index Value each day. The reduction is included to aid in setting the cap and participation rates and/or buffer levels of the Index Strategy with which the Index is used.
When you allocate to an Index Strategy that is linked to the performance of an ETF you are not investing in the ETF. Index-based ETFs seek to track the investment results of a specific market index. Due to a variety of factors, including the fees and expenses associated with an ETF, an ETF’s performance may not fully replicate or may, in certain circumstances, diverge significantly from the performance of the underlying index. This potential divergence between the ETF and the specific market index is known as tracking error. Although we believe that we will be viewed as the owner of the Index Strategy for tax purposes, there is no legal guidance to indicate how the IRS might view access to an ETF linked Index Strategy coupled with frequent transfers among investment options.
Index Returns for Index Strategies linked to an ETF are based on the closing share price (price return) of each respective Index. Index Strategies linked to an ETF do not include dividends and other distributions declared by the Index.
If an Index is discontinued or substantially changes, we reserve the right to select an alternative Index and we will notify you of any such changes. For these purposes, an Index would be substantially changed if an index sponsor announces that it will make a material change in the formula for the Index or the method of calculating the Index or in any other way materially modifies the Index. We would attempt to choose a substitute Index that has a similar investment objective and risk profile to the replaced Index. Upon substitution of an Index, we will calculate your Index Return on the replaced Index up until the date of substitution and the substitute Index from the date of substitution to the Index Strategy End Date. An Index substitution will not change your Index Strategy. The performance of the new Index may not be as good as the one that it substituted and as a result your Index Return may have been better if there had been no substitution. When we notify you of any substitution of an Index, we will also inform you of the potential impacts to your Index Credit.
See Appendix C for important information about the Indices.
Withdrawals may be subject to tax charges and to a Contingent Deferred Sales Charge. Withdrawals taken from an Index Strategy before the Index Strategy End Date will be based on the Interim Value. In the case of a partial withdrawal before the Index Strategy End Date, the Index Strategy Base will be reduced in the same proportion that the total withdrawal reduced the Interim Value.
NOTE REGARDING EXAMPLES
The Examples set forth below, as well as other Examples found throughout this prospectus, are intended to illustrate how various features of the Annuity work. These Examples should not be considered a representation of past or future performance of any Index Strategies. Actual performance may be greater or less than those shown in the Examples. Similarly, the Index Returns in the Examples are not an estimate or guarantee of future Index performance. The Caps, Spreads, Participation Rates, Step Rates, and Buffers for the Index Strategies shown in the following Examples are for illustrative purposes only and may not reflect actual declared rates. In addition, values may be rounded for display purposes only.
BUFFERS
The Buffer limits the amount of negative Index Credit that may be applied to the Account Value allocated to an Index Strategy. We will declare Buffers that will be available on the Index Strategy Start Date for each Index Strategy. The minimum Buffer level offered under the Annuity is 5%.
The Annuity offers Index Strategies with 5%, 10%, 15%, 20%, 30% and 100% Buffers. The Buffer is the amount of the protected negative return. Any negative Index Credits in excess of the Buffer reduces the Account Value allocated to the Index Strategy.
EXAMPLE
Note: The example below is hypothetical and does not reflect any applicable Benefit charges.
Index Strategy Start Date = 3/21/2023
Index Strategy = 1-Year Point-to-Point with Cap and a 10% Buffer
Index Value at Index Strategy Start Date = 1569
Index Strategy Base = $100,000
Index Strategy End Date = 3/21/2024
Index Value at Index Strategy End Date = 1333
Index Return = -15% ((1333-1569)/1569)
Index Strategy Base upon Index Strategy End Date = $95,000 ($100,000-$5,000)
Because the Buffer protects the first 10% of the loss, the Index Strategy only experiences a 5% loss (-15% Index Return + 10% Buffer =5% Loss) or $100,000 x (-5.00%) = -$5,000.
The following year, assuming the same Index Strategy:
Index Strategy End Date = 3/21/2025
Index Value at Index Strategy End Date = 1298
Index Return = -3%
Index Strategy Base upon Index Strategy End Date = $95,000
Because the Buffer protects against the first 10% of the loss, the Index Strategy experiences no loss of Account Value because the loss in the Index Return was less than the 10% Buffer.
POINT-TO-POINT WITH CAP INDEX STRATEGY

The Cap Rate is the maximum rate that may be credited to an Index Strategy for any given Index Strategy Term. A different Cap Rate may be declared for different Indices, Buffers and Index Strategy Terms. The Point-to-Point with Cap Index Strategy is available in 1, 3, and 6-year Terms in the Savings Stage of the Benefit, and 1-year Terms only in the Income Stage of the Benefit.
If the Index Return is positive and equal to or greater than the Cap Rate, then the Index Credit is equal to the Cap Rate. If the Index Return is positive, but less than the Cap Rate, the Index Credit is equal to the Index Return.
If the Index Return is negative, but less than or equal to the Buffer, the Index Credit is zero. Otherwise, the Index Credit is equal to the negative Index Return in excess of the Buffer.
EXAMPLES 1,2, 3 AND 4
These examples are based on 1-year Index Strategy Terms.
Cap: 12%; Buffer: 10%
1.Upside potential equals 100% of the Index Return up to a Cap of 12%
a.Example 1: if the Index increased by 4%, an amount that is less than the Cap, the Index Credit would be 4%.
b.Example 2: if the Index increased by 20%, which is greater than the Cap, the Index Credit would be 12%, which is equal to the Cap Rate.
2.Partial downside protection is provided through the Buffer where Index losses within the Buffer are protected. Index losses that exceed the Buffer will result in a loss of Account Value.
a.Example 3: if the Index decreased by 4%, an amount within the Buffer, the Index Credit would be 0%, with no loss of Account Value.
b.Example 4: if the Index decreased by 12%, which is greater than the 10% Buffer, there would be a loss of Account Value because the Index Credit would be -2%.
The initial Cap Rate applies to the initial Index Strategy Term. We will declare a Cap Rate for each subsequent Index Strategy Term. In some cases we may declare a Cap Rate for an Index Strategy as “uncapped” in which case the maximum Index Credit you may receive is equal to the Index Return, subject to the Buffer.
Subsequent Cap Rates may be higher or lower than the initial Cap Rate but will never be less than the Guaranteed Minimum Cap Rate. Subsequent Cap Rates may differ from the Cap Rates used for new contracts or for other contracts issued at different times. We will determine new Cap Rates on a basis that does not discriminate unfairly within any class of contracts. The Guaranteed Minimum Cap Rate may vary by Index Strategy Term. The Guaranteed Minimum Cap Rate equals 1.00% for a one-year Index Strategy Term, 5.00% for a three-year Index Strategy Term and 10.00% for a six-year Index Strategy Term.
ENHANCED CAP RATE INDEX STRATEGY (Available for Annuities with an Application Sign Date on or after July 1, 2024)
The Cap Rate is the maximum rate that may be credited to an Index Strategy for any given Index Strategy Term. The Spread reduces the value of positive Index Returns used in the calculation of Index Credits that may be applied to the Index Strategy Base on any Index Strategy End Date, allowing for a higher Cap Rate than the Point to Point with Cap Index Strategy. A higher Cap Rate does not guarantee you will receive a higher Index Credit, because interest crediting for the Enhanced Cap Rate Index Strategy depends on the applicable Cap Rate, Spread and Index Return. There is no guarantee that the Enhanced Cap Rate Index Strategy will outperform any other available Index Strategy and may underperform available Index Strategies due to the application of the Spread.
Cap Rates and Spreads may vary by Index, Index Strategy Term, Cap Rate and Buffer. Multiple Spread options with different Cap Rates may be offered with the same level of Buffer. The Enhanced Cap Rate Index Strategy is available in 1-year Terms.
If the Index Return is positive and greater than or equal to the Cap Rate plus the Spread, the Index Credit is equal to the Cap Rate. If the Index Return is positive and greater than the Spread, but less than the Cap Rate plus the Spread, the Index Credit is equal to the Index Return minus the Spread. If the Index Return is greater than or equal to zero, and less than or equal to the Spread, the Index Credit is zero.
The Spread does not apply when Index Return is zero or negative. If the Index Return is negative, but less than or equal to the Buffer, the Index Credit is zero. Otherwise, the Index Credit is equal to the negative Index Return in excess of the Buffer.
EXAMPLES 1, 2, 3 and 4
These examples are based on 1-year Index Strategy Terms.
Cap: 17%; Spread: 2%; Buffer: 10%
•Upside potential equals 100% of the Index Return minus 2% Spread up to a Cap of 17%
◦Example 1: if the Index increased by 20%, which is greater than the Cap plus Spread, the Index Credit would be 17%, which is equal to the Cap Rate.

◦Example 2: if the Index increased by 10%, an amount that is less than the Cap minus Spread, the Index Credit would be the Index Return minus the 2% Spread which is 8%.
◦ Example 3: If the Index increased by 1%, an amount that is greater than zero but less than the Spread, the Index Credit would be 0%.
•Partial downside protection is provided through the Buffer where Index losses within the Buffer are protected. Index losses that exceed the Buffer will result in a loss of Account Value.
◦Example 3: if the Index decreased by 4%, an amount within the Buffer, the Index Credit would be 0%, with no loss of Account Value
◦Example 4: if the Index decreased by 12%, which is greater than the 10% Buffer, there would be a loss of Account Value because the Index Credit would be -2%.
Each Buffer Level may offer multiple Spread options – known as Spread A and Spread B. For example, the 10% Buffer Level may offer both 2% (Spread A) and 3% (Spread B) options – higher Spreads will result in higher cap rates for the strategy.
The initial Cap Rate and Spread applies to the initial Index Strategy Term. We will declare a Cap Rate and Spread for each subsequent Index Strategy Term. In some cases, we may declare a Cap Rate for an Index Strategy as “uncapped” in which case the maximum Index Credit you may receive is equal to the Index Return minus the Spread.
Subsequent Cap Rates and/or Spreads may be higher or lower than the initial Cap Rate and/or Spread but will never be less than the Guaranteed Minimum Cap Rate or greater than the Guaranteed Maximum Spread. Subsequent Cap Rates and/or Spreads may differ from the Cap Rates and/or Spreads used for new contracts or for other contracts issued at different times. We will determine new Cap Rates and Spreads on a basis that does not discriminate unfairly within any class of contracts. The Guaranteed Minimum Cap Rate may vary by Index Strategy Term. The Guaranteed Minimum Cap Rate equals 1.00% for a one-year Index Strategy Term. The Guaranteed Maximum Spread equals 3.00% for a one-year Index Strategy Term.
STEP RATE PLUS INDEX STRATEGY
The Step Rate is the declared rate that will be credited to an Index Strategy for any given Index Strategy Term if the Index Return is between zero (including zero) and the declared Step Rate. When the Index Return is zero or positive, the Step Rate is the minimum amount of Index Credit that would be applied. The Participation Rate used in the Step Rate Plus Index Strategy is the percentage of an Index Return that may be credited if the Index Return exceeds the Step Rate. A Participation Rate only applies when the Index Return is positive and greater than the Step Rate.
If the Index Return is between zero (including zero) and the declared Step Rate, then the Index Credit is equal to the Step Rate. If the Index Return is greater than the Step Rate, the Index Credit is equal to the greater of the Index Return multiplied by the Participation Rate or the Step Rate. If the Index Return is negative, but less than or equal to the Buffer, the Index Credit is zero. Otherwise, the Index Credit is equal to the negative Index Return in excess of the Buffer.
A different Step Rate and Participation Rate may be declared for different Indices, Buffers, and Index Strategy Terms. The Step Rate Plus Index Strategy is only available in the Savings Stage of the Benefit. The Step Rate Plus Index Strategy with 5% Buffer is not available in Pennsylvania.
EXAMPLES 1, 2, 3, 4 AND 5
These examples are based on 1-year Index Strategy Terms.
Step Rate: 6%; Participation Rate: 90%; Buffer: 5%
1.Upside potential equals the Step Rate if the Index Return is between zero (including zero) and the declared Step Rate. If the Index Return is greater than the Step Rate, the Index Credit is equal to the greater of the Index Return multiplied by the Participation Rate or the Step Rate.
•Example 1: if the Index increased by 4%, an amount that is less than the Step Rate, the Index Credit would be 6% (the Step Rate).
•Example 2: if the Index increased by 20%, which is greater than the Step Rate, the Index Credit would be the greater of 90% (the Participation Rate) of 20%, which is 18% or the Step Rate. In this Example, the Index Credit would be 18% as it is the greater value.
•Example 3: if the Index increased by 6.50%, which is greater than the Step Rate, the Index Credit would be the greater of 90% (the Participation Rate) of 6.50%, which is 5.85% or the Step Rate. In this Example, the Index Credit would be the Step Rate of 6% as it is the greater value.
2.Partial downside is provided through the Buffer where Index losses within the Buffer are protected. Index losses that exceed the Buffer will result in a loss of Account Value.
•Example 4: if the Index decreased by 4%, an amount within the Buffer, the Index Credit would be 0%, with no loss of Account Value.

•Example 5: if the Index decreased by 12%, which is greater than the 5% Buffer, there would be a loss of Account Value because the Index Credit would be -7%.
There is no maximum amount of Index Credit with the Step Rate Plus Index Strategy.
The initial Step Rate and Participation Rate applies to the initial Index Strategy Term. We will declare new Step Rate and Participation Rate for each subsequent Index Strategy Term.
Subsequent Step Rates and Participation Rates may be higher or lower than the initial Step Rate and Participation Rate but will never be less than the Guaranteed Minimum Step Rate and Guaranteed Minimum Participation Rate. The Guaranteed Minimum Step Rate equals 1.00%. The Guaranteed Minimum Participation Rate will not be less than 60.00%. Subsequent Step Rates and Participation Rates may differ from the Step Rates and Participation Rates used for new contracts or for other contracts issued at different times. We will determine new Step Rates and Participation Rates on a basis that does not discriminate unfairly within any class of contracts.
TIERED PARTICIPATION RATE INDEX STRATEGY
The Participation Rate is the percentage of an Index Return that may be credited to an Index Strategy for any given Index Strategy Term. We will declare a 1st Tier Participation Rate, 2nd Tier Participation Rate, and a Tier Level at the start of each Index Strategy Term. The 1st Tier Participation Rate is used to calculate the Index Credit associated with any Index Return less than or equal to the declared Tier Level. The 2nd Tier Participation Rate is used to calculate the Index Credit associated with any Index Return greater than the declared Tier Level. A different Participation Rate and Tier Level may be declared for different Indices, Buffers, and Index Strategy Terms. Participation Rates only apply when the Index Return is positive. The Tiered Participation Rate Index Strategy is only available during the Savings Stage of the Benefit.
If the Index Return is between zero and the declared Tier Level, then the Index Credit is equal to the Index Return multiplied by the Participation Rate for the 1st tier. If the Index Return is greater than or equal to the declared Tier Level, the Index Credit is the sum of the Tier Level Index Return multiplied by the Participation Rate for the 1st tier and the remaining Index Return multiplied by the Participation Rate for the 2nd tier. If the Index Return is negative, but less than or equal to the Buffer, the Index Credit is zero. Otherwise, the Index Credit is equal to the negative Index Return in excess of the Buffer.
EXAMPLES 1. 2, 3 AND 4
These examples are based on 6-year Index Strategy Terms.
1st Tier Participation Rate: 100%; 2nd Tier Participation Rate: 140%; Tier Level: 30%; Buffer: 10%
•Upside potential equals the Index Return multiplied by the Participation Rate associated with the Tier Level of 30%.
•Example 1: if the Index increased by 28%, which is less than the Tier Level, the Index Credit would be 100% of the 28% increase, which would be 28%.
•Example 2: if the Index increased by 68%, which is above the Tier Level, the Index Credit would be 100% of the first 30% increase plus 140% of the remaining 38% increase, which equals 83.2%.
•Partial downside protection is provided through the Buffer where index losses within the Buffer are protected. Index losses that exceed the Buffer will result in a loss of Account Value.
•Example 3: if the Index decreased by 4%, an amount within the Buffer, the Index Credit would be 0%, with no loss of Account Value.
•Example 4: if the Index decreased by 12%, which is greater than the 10% Buffer, there would be a loss of Account Value because the Index Credit would be -2%.
There is no maximum amount of Index Credit with a Tiered Participation Rate Index Strategy.
The initial Participation Rates and Tier Levels apply to the initial Index Strategy Term. We will declare new Participation Rates and Tier Levels for each subsequent Index Strategy Term. The Tiered Participation Rate Index Strategy with 5% Buffer is not available in Pennsylvania.
Subsequent Participation Rates may be higher or lower than the initial Participation Rates but will never be less than the Guaranteed Minimum Participation Rate. The Guaranteed Minimum Participation Rate equals 100%. Subsequent Tier Levels may be higher or lower than the initial Tier Level but will never exceed the Guaranteed Maximum Tier Level. The Guaranteed Maximum Tier Level equals 35%.
Subsequent Participation Rates and Tier Levels may differ from the Participation Rates and Tier Levels used for new contracts or for other contracts issued at different times. We will determine new Participation Rates and Tier Levels on a basis that does not discriminate unfairly within any class of contracts.
DUAL DIRECTIONAL INDEX STRATEGY
The Dual Directional Index Strategy provides (i) an Index Credit equal to the Index Return up to a Cap Rate when the Index Return is positive and (ii) an Index Credit equal to the absolute value of the Index Return, not limited by a Cap Rate, when the Index Return is negative and equal to or within the Buffer. The absolute value of the Index Return is the value without regard to the mathematical sign (positive or negative) of the Index Return.

The Cap Rate may vary by Index, Index Strategy Term and Buffer. The Dual Directional Index Strategy is available in 1 and 6-year Terms.
If the Index Return is positive and equal to or greater than the Cap Rate, then the Index Credit is equal to the Cap Rate. If the Index Return is zero or positive, but less than the Cap Rate, the Index Credit is equal to the Index Return.
If the Index Return is negative and is within or equal to the Buffer, then the Index Credit will be the absolute value (without regard to the mathematical sign (positive or negative)) of the Index Return, not limited by the Cap Rate. Otherwise, if the Index Return is negative and exceeds the Buffer, then the Index Credit is equal to the Index Return plus the Buffer.
EXAMPLES 1, 2, 3, 4 AND 5
These examples are based on 1-year Index Strategy Term.
Cap: 7% Buffer: 10%
•Upside Potential: If the Index Return is positive: the Index Credit is equal to the Index Return up to the Cap Rate.
◦Example 1: If the Index increased by 6%, which is less than the Cap Rate, the Index Credit would be 6%.
◦Example 2: If the Index increased by 9%, which is greater than the Cap Rate, the Index Credit would be 7%, which is equal to the Cap Rate.
•Growth Potential with Negative Index Return: If the Index Return is negative and within or equal to the Buffer: the absolute value of the Index Return will be used for the Index Credit.
◦Example 3: If the Index decreased by 4%, an amount within the Buffer, the Index Credit would be 4%.
◦Example 4: If the Index decreased by 10%, an amount equal to the Buffer, the Index Credit would be 10%.
•Partial Downside Protection: If the Index Return is negative and exceeds the Buffer: Index losses that exceed the Buffer will result in a loss of Account Value.
◦Example 5: If the Index decreased by 12%, which is greater than the 10% Buffer, the Index Credit would be -2%.
The initial Cap Rate applies to the initial Index Strategy Term. We will declare a Cap Rate for each subsequent Index Strategy Term. In some cases we may declare a Cap Rate for an Index Strategy as “uncapped” in which case the maximum Index Credit you may receive is equal to the positive Index Return.
Subsequent Cap Rates may be higher or lower than the initial Cap Rate but will never be less than the Guaranteed Minimum Cap Rate. Subsequent Cap Rates may differ from the Cap Rates used for new contracts or for other contracts issued at different times. We will determine new Cap Rates on a basis that does not discriminate unfairly within any class of contracts. The Guaranteed Minimum Cap Rate may vary by Index Strategy Term.
The Guaranteed Minimum Cap Rate equals 1.00% for a one-year Index Strategy term; and 10.00% for a six-year Index Strategy Term.

INDEX LINKED VARIABLE INCOME BENEFIT
The built-in Benefit associated with the Annuity is an index-linked variable income benefit, which allows you to receive your annual withdrawal amount over one lifetime (“Protected Life”), or over the Owner/Annuitant and their spouse’s lifetime (“Joint Protected Lives”).
You must remain in the Savings Stage for a minimum time period known as the Waiting Period. The Waiting Period is disclosed in the current Index Linked Variable Income Benefit Supplement.
Only upon an Index Anniversary Date following the Waiting Period can you elect to begin your Income Stage, thus establishing the Income Effective Date. The election form to start Income will be part of your Reallocation Notice and follows the timing rules of the annual Reallocation Notice. During the Income Stage of the Benefit, only the 1-year Point-to-Point with Cap Index Strategies are available so you may have to reallocate to those available Strategies.
Election to begin the Income Stage must occur on an Index Anniversary Date following the Waiting Period regardless of when in that year you will take your first Income Withdrawal. The election to start Income is irrevocable. On this date, you must designate single Protected Life or Joint Protected Lives. The designation of single or joint is irrevocable.
Depending upon market conditions, if you have not elected to receive Annuity Payments, you may be eligible for a one-time calculation of a Cumulative Income Minimum payment when the youngest of the Annuitants reaches the age of 95. Please see the “Cumulative Income Minimum Calculation” section below for additional information.
The Income Percentages are disclosed in the current Index Linked Variable Income Benefit Supplement and assigned as of the Index Effective Date will never change for the life of the Annuity. The rate applied to the Account Value to determine the Annual Income Amount is the Income Percentage. This percentage is based on the age of the Protected Life or younger of the Joint Protected Lives on the Index Effective Date.
The Income Deferral Rate is an additional annual percentage added to the Income Percentage each year until the Income Effective Date. This percentage will be based on the age of the Protected Life or younger of the Joint Protected Lives on the Index Effective Date and will not change for the life of the Benefit. The Income Deferral Rate will continue to apply even when withdrawals are taken prior to the Income Effective Date.
The initial Annual Income Amount (AIA) is calculated on the Income Effective Date, regardless of when the first Income Withdrawal occurs. If there is one Protected Life at the time the Income Stage begins, the AIA will be determined by applying the Single Protected Life Income Percentage on the Annuity to the Account Value. If there are Joint Protected Lives, the AIA will be determined by applying the Joint Protected Lives Income Percentage based on the youngest Protected Life on the Annuity to the Account Value. This is the only time the Account Value and Income Percentage will be directly used to calculate an AIA.
Every Index Anniversary Date thereafter will result in a recalculation of the AIA based on the Index Credit applied to the Index Strategies, gross of fees, to which you are allocated. The change can be positive or negative.
To maintain the Benefit, the Owner, Annuitant and Beneficiary designations must be one of the following and meet the minimum/maximum age requirements for the Benefit:
For Income Withdrawals to begin on a Protected Life basis:
•The Owner and Annuitant must be the same. Such person will be the Protected Life.
•If two Owners are named, the Annuitant must be one of the Owners. Such person will be the Protected Life. The other Owner must be the spouse of the Protected Life. No additional Owners may be named. While both Owners are alive, each Owner must be designated as the other Owner’s primary Beneficiary.
•If the Owner is an entity other than a custodial account that we permit, the Annuitant will be the Protected Life.
•If the Owner is a custodial account that we permit, the Annuitant will be the Protected Life and the custodian will be the sole primary Beneficiary.
For Income Withdrawals to begin on a Joint Protected Lives basis:
A Joint Protected Life may only be named and Income Withdrawals may be made on a Joint Protected Lives basis only if the Annuity would be eligible for Spousal Continuation (as defined in the Annuity) as of the date of the Owner’s death, subject to our rules.
•If one Owner is named, the Owner and Annuitant must be the same. Such person will be the Protected Life. The Joint Protected Life must be the spouse of the Protected Life and the sole primary Beneficiary.
•If two Owners are named, the Annuitant must be one of the Owners. Such person will be the Protected Life. The Joint Protected Life must also be an Owner and the spouse of the Protected Life. No additional Owners may be named. While both Joint Protected Lives are alive, each must be designated as the sole primary Beneficiary.
•If the Owner is an entity other than a custodial account that we permit, the Annuitant will be the Protected Life. The Joint Protected Life must be the spouse of the Protected Life and the sole primary Beneficiary.

•If the Owner is a custodial account that we permit, the Annuitant will be the Protected Life and the custodian will be the sole primary Beneficiary. The Joint Protective Life must be the spouse of the Protected Life and the sole primary Beneficiary of the custodial account.
A Joint Protected Life may be named or changed at any time prior to the Income Effective Date, subject to our acceptance. The Protected Life cannot be changed except in the event of divorce as described in the circumstances below. Upon receipt of notice of the divorce, and any other documentation we require, in Good Order at our Service Center:
•When a Protected Life is named: If the divorce occurs prior to the Income Effective Date and results in the removal of the Protected Life as an Owner (or Annuitant if entity owned) and the former spouse becomes the Owner (or Annuitant if entity owned) under the Annuity, the resulting Owner may choose to continue or terminate this Rider. If this Rider is continued, such resulting Owner (or Annuitant if entity owned) becomes the Protected Life under this Rider, however the Annual Income Amount will be determined using the applicable Joint Protected Life Income Percentage and Income Deferral Rate based on the younger of the new Protected Life and the Protected Life on the Effective Date.  Additionally, a Joint Protected Life may not be named. If divorce occurs after the Income Effective Date, and results in the removal of the Protected Life as an Owner (or Annuitant if entity owned) and the former spouse becomes the Owner (or Annuitant if entity owned) under the Annuity, this Rider will terminate.
•When Joint Protected Lives are named: If the divorce of the Joint Protected Lives results in the removal of the Protected Life as an Owner (or Annuitant if entity owned) and the Joint Protected Life becomes the Owner (or Annuitant if entity owned) under this Annuity, the resulting Owner may choose to continue or terminate this Rider.  If this Rider is continued, the resulting Owner (or Annuitant if entity owned) becomes the Protected Life under this Rider. If this occurs prior to the Income Effective Date, the Annual Income Amount will be determined using the applicable Joint Protected Life Income Percentage and Income Deferral Rate based on the younger of the Joint Protected Lives named under this Rider as of the divorce.  If divorce occurs after the Income Effective Date, the divorce will not result in a new Annual Income Amount and we will only make Income Payments as described below in the Income Payments section until the death of the new Protected Life. A new Joint Protected Life may not be named.
In most cases, change of ownership will trigger termination of the Benefit. The exceptions are when the beneficial owner is not changing (e.g. ownership is transferred from an individual to a trust /entity with the same tax ID, or vice versa) or transferred from one entity to another or limited divorce circumstances. Any change of Annuitant will cause the Benefit to terminate.
You will choose Single or Joint Life on the Index Anniversary Date in which you elect to start income following the Waiting Period. You may add, change or remove a Joint Protected Life at any time prior to the Income Effective Date. If a Joint Protected Life is added or changed, the Annual Income Amount will be adjusted to equal what it would have been had the Benefit been purchased with that Joint Protected Life named.
You must request to start Income on any Index Anniversary Date following the Waiting Period on an election form which must be received by us by the Index Anniversary Date you want Income to begin and will be part of your Reallocation Notice you are sent 30 days prior to any given Index Anniversary.
The Annual Income Amount (AIA) is the maximum dollar amount that can be withdrawn in any given Annuity Year during the Income Stage without being considered Excess Income. The first AIA is equal to the Account Value on the Income Effective Date, prior to the deduction of any fees or withdrawals that occur on that day, multiplied by the relevant Income Percentage including any Income Deferral Credits based on the rates established as of the Index Effective Date and the Index Effective Date age of the Protected Life (or youngest of the Protected Lives if Joint).
•Example (assuming no withdrawals or benefit charges):
◦Issue Date: 8/1/2023
◦Income Percentage at Index Effective Date: 3.75%
◦Income Deferral Rate at Index Effective Date: 0.25%
◦Purchase Payment: $50,000
◦Income Effective Date is 8/1/2028 (5 years after Issue Date)
◦Account Value on Income Effective Date: $100,000.
◦On the Income Effective Date, the Account Value will be multiplied by (3.75% + 5 x 0.25% = 5.00%), and the AIA is equal to $5,000 ($100,000 x 5.00%).
AIA will increase or decrease on each Index Anniversary Date based on the Index Credit of the Index Strategies to which your Account Value is allocated.

•Example (assuming no withdrawals or benefit charges):
◦Account Value on Income Effective Date: $100,000
◦Allocated 100% to the 1-Year Point-to-Point with Cap with a 10% Cap and a 10% Buffer
◦AIA for first year: $5,000
◦On the 1St Index Anniversary Date following the Income Effective Date, the Index Return is 9% and thus the Index Strategy receives an 9% Index Credit
◦The AIA will increase by 9%, and your AIA is reset to $5,450 ($5,000 x (1 + 9%)).
◦On 2nd Index Anniversary Date following the Income Effective Date, the Index Return is -15% and thus the Index Strategy receives a -5% Index Credit (-15% + 10% Buffer).
◦The AIA will decrease by 5%, and your AIA is reset to $5,177.50 ($5,450 x (1 + (-5%))).
If you select multiple Index Strategies, we will use a weighted average of all Index Credits based on the percentage of Account Value in each Index Strategy to determine the AIA increase or decrease. To determine the change in the AIA, we take the sum of the Index Credit for each Index Strategy divided by the sum of the Index Strategy Base for each Index Strategy before any Index Credit, fees, or withdrawals on the Index Strategy End Date.
•Example (assuming no withdrawals or benefit charges):
◦Account Value on Income Effective Date: $100,000
◦Allocated to:
•1-Year Point-to-Point with Cap with 10% Buffer: 80%
•1-Year Point-to-Point with Cap with 15% Buffer: 20%
◦The Index Strategy Base Values for each Index Strategy are as follows:
•1-Year Point-to-Point with Cap with 10% Buffer: $80,000
•1-Year Point-to-Point with Cap with 15% Buffer: $20,000
◦AIA for first year: $5,000
◦Account Value on 1St Index Anniversary Date following the Income Effective Date after Index Credit, but before any other activity: $107,600. Therefore, the Index Credit is ($107,600 – $100,000) = $7,600
◦The AIA will increase by 7.60%($7,600 / $100,000)), and your AIA will reset to $5,380 ($5,000 x (1 + 7.60%)).
◦The Index Strategy Base Values for each Index Strategy are as follows:
•1-Year Point-to-Point with Cap with 10% Buffer: $86,800
•1-Year Point-to-Point with Cap with 15% Buffer: $20,800
◦Account Value on 2nd Index Anniversary Date following the Income Effective Date after Index Credit, but before any other activity: $93,500. Therefore, the Index Credit is equal to ($93,500 – $107,600) = - $14,100
◦The AIA will decrease by 13.10% (-$14,100 / $107,600), and your AIA will reset to $4,675 ($5,380 x (1 + (-13.10%))).
AIA is available as a lump sum or systematically throughout the year. Any unused AIA in a year cannot be carried over to future years.
Surrender Charges do not apply to Income Withdrawals equal to or less than the AIA even in the case where they are greater than the Free Withdrawal Amount.
EXCESS INCOME
All or any portion of an Income Withdrawal that exceeds the available Annual Income Amount for any given year during the Income Stage is considered Excess Income. Each withdrawal of Excess Income, including any applicable Contingent Deferred Sales Charge, proportionally reduces the Annual Income Amount that will be used in the recalculation of the Annual Income Amount on the next Index Anniversary Date. The proportional reduction is the ratio of the Excess Income to the Account Value immediately following the withdrawal of any applicable Income Withdrawal amount and prior to the withdrawal of the Excess Income.

For Example:
AIA = $5,500
Account Value = $100,000
Withdrawal = $10,000
Excess Income Amount = $4,500
A client takes a $10,000 withdrawal. Based on the information above, the AIA will be reduced to the following due to the client taking $4,500 Excess Income:
1.$10,000 (W/D) - $5,500 (AIA) = $4,500 (Excess Income)
2.$4,500 (Excess Income) / $94,500 (Account Value reduced by the AIA) = 4.76% (proportional reduction rate)
3.$5,500 (AIA prior to Excess Income) x 4.76% = $262 (Reduction to AIA)
4.$5,500 - $262 = $5,238 (New AIA after Excess Income)
Excess Income may be subject to any applicable Surrender Charges.
Withdrawals that reduce the Account Value below the contractual minimum amount will only be allowed if they are less than or equal to the AIA.
If an Excess Income withdrawal reduces the Account Value to $0, the Annuity and Benefit will terminate. If the withdrawal is greater than the remaining Annual Income Amount - the Annuity is surrendered, and all benefits are reduced to zero, the Benefit terminates, and no additional payments are made. If you take more than the current remaining Annual Income Amount because of a Required Minimum Distribution (“RMD”), and the amount does not exceed the RMD we calculate, and the Account Value is reduced to $0, the Benefit continues as described above. For more information about Required Minimum Distributions and the Systematic Withdrawal Program, see the “Access to Account Value” section below.
CUMULATIVE INCOME MINIMUM CALCULATION
If you have not elected to receive Annuity Payments, you may be eligible for a one-time calculation of a Cumulative Income Minimum payment when the youngest of the Annuitants reaches the age of 95. To determine whether an amount is payable to you, we evaluate the following:
A.The Purchase Payment as shown on the Annuity Schedule, adjusted for Withdrawals during the Savings Stage and proportionally reduced by any Excess Withdrawal; and
B.The total Annual Income Amount available for Withdrawal in the Income Stage (regardless of whether it is withdrawn or not); and
C.The total amount of Insured Income Stage payments made during the Insured Income Stage; and
D.Any remaining Account Value.
If B+C+D is less than A, the difference represents the Cumulative Income Minimum payment amount. This payment, if applicable, does not impact or interrupt your ability to take, or continue taking, Income Withdrawals nor does it impact your ability to exercise the Annuity Payment options. This payment, if any, is not considered when determining Excess Withdrawals.
For qualified contracts, in order to maintain the tax status of your Annuity and comply with federal tax law, there may be limited scenarios where the Cumulative Income Minimum payment is not paid as a one-time payment at age 95, but rather as increased periodic payments when the Insured Income Stage begins (until the Annuitant reaches the age of 95).
TERMINATION OF BENEFIT
You may terminate the Benefit at any time after the first three (3) years, upon notification to us in Good Order. The Benefit will terminate upon the first to occur of the following events:
(1)the date we receive your request for full surrender of the Annuity or we receive your elective termination of the Benefit at our Service Center in Good Order;
(2)the date we receive Due Proof of Death of the Decedent if Income Withdrawals have not begun, unless Spousal Continuation occurs;
(3)the date we receive Due Proof of Death of the Protected Life if Income Withdrawals have begun on a Protected Life basis;
(4)the date we receive Due Proof of Death of the surviving Joint Protected Life if the Benefit was spousally continued;
(5)the date we receive Due Proof of Death of an Owner who is not a Protected Life or Joint Protected Life;
(6)the date we process a request to change any designation of the Annuity that either results in a violation of the “Owner, Annuitant and Beneficiary Designations” section of the Variable Sub-account Prospectus, or is a change that is not permitted under our rules then in effect;
(7)the date you first allocate or transfer any portion of your Account Value to any Allocation Options to which you are not permitted at the time of the allocation or transfer;
(8)the date any portion of your Account Value is transferred to begin annuity payments;
(9) the date the Account Value is reduced to $0 as a result of withdrawals of Excess Income;

(10) the date of death of the Protected Life if it occurs after Insured Income Stage payments have begun on a Protected Life basis;
(11) the date of death of the last surviving Joint Protected Life if it occurs after Insured Income Stage payments have begun on a Joint Protected Life basis.
INSURED INCOME STAGE – ACCOUNT VALUE REACHES $0
If your Account Value is reduced to $0 (unless because of Excess Income), we will continue to pay the last calculated Annual Income Amount as a guaranteed payment. Guaranteed payments after the Account Value is reduced to $0 will be made from the General Account as annuity payments until the death of the Protected Life or remaining Protected Lives if income was being take on a Joint life basis.
In the Annuity Year in which your Account Value is reduced to $0, the only Insured Income Stage payment due, if any, equals the Annual Income Amount not yet withdrawn in that Annuity Year. In subsequent Annuity Years, the Insured Income Stage payment equals the Annual Income Amount in effect as of the date the Account Value was reduced to $0.
We will make such Insured Income Stage payments according to any then current instructions for withdrawals of the Annual Income Amount, unless we receive other instructions for such Insured Income Stage payments from you.  If no instructions are received and there are no current instructions for withdrawals of the Annual Income Amount, Insured Income Stage payments will be paid to you in equal monthly payments beginning on the first day of the month on or immediately following the date that your Insured Income Stage payments are set to begin.
All death benefit values will equal zero when the Account Value equals $0. If the calculated annual payment is less than $100, we will change the frequency of the payments, which will be at least annually.
We may recover from you or your estate any Insured Income Stage payments made after the death of the Protected Life or the remaining Joint Protected Life that would have otherwise resulted in the termination of the Benefit.

PERFORMANCE LOCK
You can capture the Performance Lock Value of an Index Strategy on any Valuation Day during the Index Strategy Term through our Performance Lock feature. A Performance Lock may be requested on any Valuation Day prior to the Index Strategy End Date. We will use the Performance Lock Value at the end of the Valuation Day that we receive your Performance Lock Request in Good Order. If you exercise a Performance Lock, you will no longer participate in the Index Strategy performance for the current Index Strategy Term and you may receive less than the full Index Credit, or less than the full protection of the Buffer, than you would have received if you waited for us to apply the Index Credit on the Index Strategy End Date.
Performance Lock is only available during the Savings Stage and is not available during the Income Stage.
Only one Performance Lock may occur for any given Index Strategy during a respective Index Strategy Term. Performance Locks may not be applied retroactively and must be for the full amount of the Performance Lock Value. Performance Lock requests for less than the full amount of the Performance Lock Value are not permitted.
Once a Performance Lock has been executed it cannot be reversed and the Performance Lock Value will not fluctuate for the rest of the Index Strategy Term, with the exception of being reduced for withdrawals, Benefit charges, and reallocations to different Index Strategies that are for an amount less than the full Performance Lock Value (partial reallocations). The Performance Lock Value is reduced for any withdrawals, partial reallocations and Benefit charges that occur between an Index Strategy Start Date and Index Strategy End Date in the same proportion that the total withdrawal, partial reallocation or Benefit charge amount reduced the Interim Value. The Valuation Day upon which the Performance Lock is executed is known as the Performance Lock Date.
Upon executing a Performance Lock, the Performance Lock Value will remain in the Index Strategy. You will be able to reallocate any portion of the Performance Lock Value to any available Index Strategy on the next Index Anniversary Date. For multi-year Index Strategy Terms, reallocation to a new Index Strategy is permitted on Index Anniversary Dates occurring prior to the Index Strategy End Date without being subject to the Interim Value. The Performance Lock Value is reduced for any withdrawals, partial reallocations and Benefit charges as outlined above. On the Index Strategy End Date, any remaining Performance Lock Value must be reallocated to a new Index Strategy or renewed to the same Index Strategy. Please see the “Managing Your Account Value” section for additional information.
A Performance Lock may be implemented in two ways, (1) a manual Performance Lock or (2) an automatic Performance Lock. We must receive a manual Performance Lock Request in Good Order before the end of the current Valuation Day to “lock” an Index Strategy on that day. Otherwise, the Performance Lock Date will occur on the next Valuation Date that your Request is in Good Order. For an automatic Performance Lock, you set a target at which you would like the Performance Lock to take effect automatically. Targets are established as a percentage and reflect the change in the Performance Lock Value, known as the Performance Lock Value return. We calculate the Performance Lock Value return, and determine if a target is reached, by comparing the Performance Lock Value as of the close of business on the current Valuation Day to the Index Strategy Base. If the Performance Lock Value return is greater than or equal to the established target percentage, the automatic Performance Lock will be executed at the end of that same Valuation Day at the closing Performance Lock Value. You can change or cancel targets at any time before we execute a Performance Lock. Each Index Strategy’s targets automatically expire on the earlier of the Performance Lock Date or the last Valuation Day before the Index Strategy End Date. You can also cancel a target by requesting a manual Performance Lock before the target is reached. By setting targets you are authorizing us to automatically execute a Performance Lock at the end of the Valuation Day on the Performance Lock Date upon which the target is reached. You may establish and manage automatic Performance Lock targets by contacting us at our Service Center. Your Financial Professional, if authorized, can establish and manage the automatic Performance Lock targets through your account on our website.
For Point-to-Point with Cap, Enhanced Cap Rate and Tiered Participation Rate Index Strategies, automatic Performance Lock targets less than or equal to 0% are not permitted. Only upper, or positive, target percentages are allowed. Additionally, targets must be greater than your current Performance Lock Value return and be at least 0.25% less than the stated Cap Rate, if applicable. Automatic Performance Lock targets may not be established for Step Rate Plus Index Strategies or for any Index Strategy that has a 100% Buffer option. For automatic Performance Lock, setting a target close to the current Performance Lock Value return may cause a Performance Lock to occur soon after establishing.
We reserve the right to limit the use of the Performance Lock feature for certain Index Strategies. Additionally, we may discontinue the use of this feature for future Performance Lock requests at any time.
A Performance Lock can help eliminate doubt about future Index Strategy performance and potentially limit the impact of a negative Index Credit you would otherwise receive. The disadvantage of executing a Performance Lock is that the relevant Index Value could increase by the Index Strategy End Date, and you will not participate in that increase. In addition, if you execute a Performance Lock, you may receive less than the full protection of the Buffer, than you would have received if you waited for us to apply the Index Credit on the Index Strategy End Date.
Calculation of the Performance Lock Value
The Performance Lock Value calculation is the same for each Index Strategy.
For Annuities with an Issue Date before July 1, 2024 (excluding Pennsylvania):
Performance Lock Value is equal to [(1) + (2)], where:
1.is the fair value of the Index Strategy Base of an Index Strategy on the Valuation Day the Performance Lock Value is calculated. It is determined as (A – B), where:

A = the Index Strategy Base on the Valuation Day of the calculation;
B = the fair value of the options under initial market conditions, with updated time to expiry
2.is the fair value of replicating portfolio of options on the Valuation Day of the calculation
For Annuities issued in Pennsylvania before July 1, 2024 and for all Annuities with an Issue Date on or after July 1, 2024, the following Performance Lock Value is applicable for all states.
The Performance Lock Value is equal to [(1) + (2)], where:
1.is the fair value of the Index Strategy Base of an Index Strategy on the Valuation Day the Performance Lock Value is calculated. It is determined as (A – B), where:
A = the Index Strategy Base on the Valuation Day of the calculation;
B = the fair value of the options under initial market conditions, with straight-line amortization to the end of the Index Strategy Term;
2.is the fair value of replicating portfolio of options
The following Example demonstrates how a manual Performance Lock could work. The numbers used are hypothetical and do not reflect the proportional reduction of the Index Strategy Base due to any applicable Benefit Charges. Appendix A provides an Example of how an automatic Performance Lock could work. Please see ‘Valuing Your Investment and Interim Value of Index Strategies” for further detail on how the Interim Value after a Performance Lock in the below example is calculated.
Example: Manual Performance Lock Value calculation, For Annuities with an Issue Date before July 1, 2024 (excluding Pennsylvania):
Note: The example below is hypothetical and does not reflect any applicable Benefit charges.
In this example, the initial premium of $100,000 is assumed to be allocated 100% in 1-year Index Strategy term, with the elected index on 1/23/2023:
•Issue Date: 1/23/2023
•Index Strategy Start Date: 1/23/2023
•Index Strategy Base (A): $100,000
•Market Index Rate on Index Strategy Start Date (C): 2%
On 4/6/2023 a manual Performance Lock Request is received, in Good Order, and no withdrawals have been made since the Index Strategy Start Date. The Performance Lock will be processed at the end of the day on 4/6/2023. Below is the Performance Lock Value and Interim Value following the Performance lock on 4/6/2023:
•Performance Lock Date: 4/6/2023
•Index Strategy Base (A): $100,000
•The fair value of the options under initial market conditions, with updated time to expiry (B)*: $2,000
•Market Index Rate on Index Strategy Start Date (C): 2%
•Current Market Index Rate (D): 3%
•Time to Expiry (E): 292/365 = 0.8
•The fair value of replicating portfolio of options on the Valuation Day of the calculation (2): $12,500
The Performance Lock Value is calculated as follows:
•Item (1) = A – B = $100,000 – $2,000 = $98,000
•Performance Lock Value = (1) + (2) = $98,000 + $12,500 = $110,500
The Interim Value after a Performance Lock is calculated as follows:
•(A – B) x [(1 + C) / (1 + D)]^E + (2) = ($100,000 - $2,000) × [(1.02/1.03)]^(0.8) + $12,500 = $109,738.09
Assuming no additional transactions occur after the Performance Lock Date, the Interim Value after Performance Lock will continue to be calculated at the end of each Valuation Day, but there will be no change in the Performance Lock Value. At the Index Strategy End Date (1/23/2024), the Account Value is $110,500
* In Pennsylvania and for Annuities with an Application Sign Date on or after July 1, 2024, the definition of B in the Example above is replaced with the fair value of the replicating portfolio of options under initial market conditions, with straight-line amortization to the end of the Index Strategy Term and would therefore differ from the number indicated in the hypothetical example above.

INFORMATION ABOUT THE INSURANCE COMPANY AND SEPARATE ACCOUNTS
PRUCO LIFE INSURANCE COMPANY
Pruco Life Insurance Company ("Pruco Life") is a stock life insurance company organized in 1971 under the laws of the State of Arizona. It is licensed to sell life insurance and annuities in the District of Columbia, Guam and in all states except New York. Pruco Life is a wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential"), a New Jersey stock life insurance company that has been doing business since 1875. Prudential is a direct wholly-owned subsidiary of Prudential Financial, Inc. ("Prudential Financial"), a New Jersey insurance holding company. No company other than Pruco Life has any legal responsibility to pay amounts that Pruco Life owes under its annuity contracts. Among other things, this means that where you participate in an optional living benefit or death benefit and the value of that benefit exceeds your current Account Value, you would rely solely on the ability of Pruco Life to make payments under the benefit out of its own assets. As Pruco Life's ultimate parent, Prudential Financial, however, exercises significant influence over the operations and capital structure of Pruco Life.
Pursuant to the delivery obligations under Section 5 of the Securities Act of 1933 and Rule 159 thereunder, we deliver this prospectus to current contract owners that reside outside of the United States. In addition, we may not market or offer benefits, features or enhancements to prospective or current contract owners while outside of the United States.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
Pruco Life Insurance Company incorporates by reference into the prospectus its latest annual report on Form 10-K as of December 31, 2023 filed pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (“Exchange Act”). In addition, all documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act also are incorporated into the prospectus by reference. We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference into the prospectus but not delivered with the prospectus. Such information will be provided upon written or oral request at no cost to the requester by writing to Pruco Life Insurance Company, 751 Broad Street, Newark, NJ 07102-3777 or by calling 1-888-PRU-2888. We file periodic reports as required under the Exchange Act. The SEC maintains an Internet site that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC (see www.sec.gov). Our internet address is www.prudential.com/annuities.
THE SEPARATE ACCOUNTS
The separate accounts are where Pruco Life sets aside and invests the assets supporting the Annuity. The assets of each separate account are held in the name of Pruco Life, and legally belong to us. We will maintain assets in each separate account with a total market value at least equal to the cash surrender value and other liabilities we must maintain related to the Annuity obligations supported by such assets. The obligations under the Annuity are those of Pruco Life, which is the issuer of the Annuity and the depositor of the separate accounts.
Pruco Life Insurance Company Flexible Premium Variable Annuity Account
The assets supporting obligations based on allocations to the Sub-accounts are held in Sub-accounts of Pruco Life Insurance Company Flexible Premium Variable Annuity Account, also referred to as “Pruco Life Variable Annuity Account”. Pruco Life Variable Annuity Account assets that are held in support of the Sub-account are kept separate from all our other assets and may not be chargeable with liabilities arising out of any other business we may conduct. Thus, income, gains and losses from assets allocated to Pruco Life Variable Annuity Account are credited to or charged against Pruco Life Variable Annuity Account, without regard to other income, gains or losses of Pruco Life or any other of our separate accounts.
Pruco Life Variable Annuity Account was established by us pursuant to Arizona law on June 16, 1995. Pruco Life Variable Annuity Account also holds assets of other annuities issued by us with values and benefits that vary according to the investment performance of Pruco Life Variable Annuity Account.
Additional information related to the Pruco Life Variable Annuity Account is provided in a separate prospectus.
Index Strategies Separate Account
Assets supporting the Index Strategies are held in a non-insulated, non-unitized separate account established under Arizona law. These assets are subject to the claims of our creditors and the benefits provided under the Index Strategies are subject to our claims paying ability.
An Owner does not have any interest in or claim on the assets in the Separate Account. In addition, neither an Owner nor amounts allocated to the Index Strategies participate in the performance of the assets held in the Separate Account.
We are not obligated to invest according to specific guidelines or strategies except as may be required by Arizona and other state insurance laws.
The General Account. Our general obligations and any guaranteed benefits under the Annuity are supported by our General Account and are subject to our claims paying ability. In the Payout Stage or the Insured Income Stage (if the Benefit is not terminated or cancelled), assets supporting annuity payments are held in the General Account. Assets in the General Account are not segregated for the exclusive benefit of any particular contract or obligation. General Account assets are also available to our general creditors and for conducting routine business activities, such as the payment of salaries, rent and other ordinary business expenses. The General Account is subject to regulation and supervision by the Arizona Department of Insurance and to the insurance laws and regulations of all jurisdictions where we are authorized to do business.

DEATH BENEFIT
TRIGGERS FOR PAYMENT OF THE DEATH BENEFIT
The Annuity provides a Death Benefit prior to Annuitization. If the Annuity is owned by one or more natural persons, the Death Benefit is payable upon the death of the Owner (or the first to die, if there are multiple Owners). If a Contingent Annuitant was designated before an Annuitant’s death and the Annuitant dies, and the Contingent Annuitant is the spouse, then the spouse Contingent Annuitant may choose to become the Annuitant and continue the contract, in which case a Death Benefit will not be paid, or elect to receive the Death Benefit. If a Nonqualified Annuity is owned by an entity (for example, a non-natural person), the Death Benefit is payable upon the first Annuitant’s death. The person upon whose death the Death Benefit is paid is referred to below as the “decedent”. A Death Benefit is payable only if your Account Value at the time of the decedent’s death is greater than zero. Death claims taken from an Index Strategy before the Index Strategy End Date will be based on the Interim Value. See “Interim Value of Index Strategies” for more information.
Where an Annuity is issued to a trust, and such trust is characterized as a grantor trust under the Code, such Annuity shall not be considered to be held by a non-natural person and will be subject to the tax reporting and withholding requirements generally applicable to a Nonqualified Annuity held by a natural person. At this time, we will not issue an Annuity to grantor trusts with more than two grantors.
You may name as the Owner of the Annuity a grantor trust with one grantor only if the grantor is designated as the Annuitant. You may name as the Owner of the Annuity, subject to state availability, a grantor trust with two grantors only if the oldest grantor is designated as the Annuitant. We will not issue the Annuity to grantor trusts with more than two grantors. If co-grantors are named, the second grantor may be designated as Joint Annuitant. If a non-Annuitant co-grantor passes away, then the Death Benefit will not be payable.
We determine the amount of the Death Benefit as of the date we receive Due Proof of Death. Any given Beneficiary must submit the written information we require in order to be paid his/her share of the Death Benefit.
Once we have received Due Proof of Death, each eligible Beneficiary may take his/her portion of the Death Benefit in one of the forms described in this prospectus under “Payment of Death Benefits” below.
After our receipt of Due Proof of Death, we automatically transfer any remaining Death Benefit to the Holding Account. However, between the date of death and the date that we transfer any remaining Death Benefit to the Holding Account, the amount of the Death Benefit is subject to market fluctuations (net of the Insurance Charge).
COMMON DISASTER -- If an Owner and a Beneficiary die in a common disaster, it must be proved to our satisfaction that the Owner died first and the Beneficiary survived the Owner(s) (or Annuitant if entity owned) by at least 30 days. In this situation, the Death Benefit proceeds will be payable to the Beneficiary’s estate upon our receipt of Due Proof of Death of the Decedent. When there is insufficient evidence to determine the order of death, then, unless prohibited by law, we will deem the Owner to have survived the Beneficiary.
If: (a) the Owner is an entity; (b) no Contingent Annuitant or Joint Annuitant has been designated, we will deem the Annuitant to be the last survivor and pay the proceeds to any remaining Beneficiary, or if none, to any remaining contingent Beneficiary, or if none, to the Owner.
THE RETURN OF PURCHASE PAYMENTS DEATH BENEFIT
The Annuity provides a Death Benefit called the Return of Purchase Payments Death Benefit and will be attached to your Annuity contract once issued.
The amount of the death benefit under the Return of Purchase Payments Death Benefit is equal to the greater of:
1.The Return of Purchase Payments Amount, defined below; AND
2.The Account Value on the date we receive Due Proof of Death.
Calculation of the Return of Purchase Payments Amount
Initially, the Return of Purchase Payment amount is equal to the sum of all Purchase Payments allocated to the Annuity on its Issue Date. Thereafter, the Return of Purchase Payments Amount is reduced for any partial withdrawals. A withdrawal will cause a proportional reduction to the Return of Purchase Payments Amount equal to the ratio of the amount of the withdrawal to the Account Value immediately prior to the withdrawal.
The proportional reduction in the Return of Purchase Payments Amount could be less or greater than the actual withdrawal based upon the level of the Account Value. If the Account Value exceeds the Return of Purchase Payments Amount prior to the withdrawal, then the impact on the Return of Purchase Payments Amount would be less than the reduction in the Account Value. If the Return of Purchase Payments Amount exceeds the Account Value prior to the withdrawal, then the impact on the Return of Purchase Payments Amount would exceed the reduction in the Account Value. This is outlined in the below examples.
Example 1:
Return of Purchase Payments Amount: $100,000
Gross Withdrawal: $18,000
Account Value at time of Withdrawal: $118,000
Return of Purchase Payments Amount Reduction Percent for Withdrawal: 15.25% ($18,000/$118,000)
Return of Purchase Payments Amount after Withdrawal: $84,750 ($100,000 x (1 - 15.25%))

Example 2:
Return of Purchase Payments Amount: $100,000
Gross Withdrawal: $18,000
Account Value at time of Withdrawal: $90,000
Return of Purchase Payments Amount Reduction Percent for Withdrawal: 20% ($18,000/$90,000)
Return of Purchase Payments Amount after Withdrawal: $80,000 ($100,000 x (1 - 20%))
DEATH BENEFITS UNDER THE INDEX LINKED VARIABLE INCOME BENEFIT
Death of the Protected Life During the Savings Stage. Upon receipt of Due Proof of Death of the Protected Life, the Benefit will terminate and the Death Benefit provision of your Annuity and any Death Benefit Rider made a part of your Annuity will apply. If Spousal Continuation occurs under the terms of the Annuity, the Benefit will remain in force unless we are instructed otherwise and the spouse who continues the Annuity and the Benefit becomes the Joint Protected Life. If this occurs, the Income Percentage and Income Deferral Rate will be based on the applicable Joint Protected Life Income Percentage correlated with the age of the younger of the Joint Protected Lives as of the Index Effective Date.
Death of the Joint Protected Life During the Savings Stage. The Benefit will remain in force unless we are instructed otherwise or if the death of the Joint Protected Life would cause the Death Benefit provision of the Annuity to apply and Spousal Continuation does not occur under the terms of the Annuity. Otherwise, the Annual Income Amount will continue to be based on the applicable Joint Protected Life Income Percentage correlated with the age of the younger of the Joint Protected Lives and no changes to the Joint Protected Lives are permitted.
Death of the Protected Life During the Income Stage. Upon receipt of Due Proof of Death of the single Protected Life, the Benefit will terminate and the Death Benefit provision of your Annuity and any Death Benefit made a part of your Annuity will apply.
Death of the Joint Protected Life During the Income Stage. The Benefit will remain in force unless we are instructed otherwise or if the death of the Joint Protected Life would cause the Death Benefit provision of the Annuity to apply and Spousal Continuation does not occur under the terms of the Annuity. Otherwise, the Annual Income Amount will continue to be based on the applicable Joint Protected Life Income Percentage correlated with the age of the younger of the Joint Protected Lives and no changes to the Joint Protected Lives are permitted.
Any withdrawals reduce the Return of Purchase Payment portion of the Death Benefit proportionally. A charge for the Benefit is not considered a withdrawal and should not reduce the Return of Purchase Payment portion of the Death Benefit.
EXCEPTIONS TO THE RETURN OF PURCHASE PAYMENT AMOUNT: There are certain exceptions to the amount of the Death Benefit under the Return of Purchase Payments Death Benefit.
Submission of Due Proof of Death after One Year. If we receive Due Proof of Death more than one year after the date of death, we reserve the right to limit the Death Benefit to the Account Value on the date we receive Due Proof of Death. Although we do not currently limit the Death Benefit to the Account Value, if we decide to do so, the beneficiaries designated under your Annuity would receive an amount equal to the Account Value and not an amount equal to the greater of the Return of Purchase Payment amount and the Account Value.
SPOUSAL CONTINUATION OF ANNUITY
Unless you designate a Beneficiary other than your spouse, upon the death of either spousal Owner, the surviving spouse may elect to continue ownership of the Annuity instead of taking the Death Benefit payment ("Spousal Continuation") subject to our rules, federal tax rules and subject to our receipt of Due Proof of Death. The Account Value (which may be based on the Interim Value for amounts held in the Index Strategies) as of the date of Due Proof of Death will be equal to the Death Benefit that would have been payable. Any amount added to the Account Value will be allocated to the Variable Investment Sub-accounts on a proportional basis or to the Holding Account if no Variable Investment Sub-accounts have value. The spouse may transfer the amount added to the Account Value to any of the Variable Investment Sub-accounts at any time or to a new Index Strategy on the next Index Anniversary Date.
Upon Spousal Continuation, the Account Value is increased to the Return of Purchase Payment Amount, if greater.
Subsequent to Spousal Continuation, the amount of the Death Benefit will be equal to the Account Value on the date we receive Due Proof of Death.
We allow a spouse to continue the Annuity even though he/she has reached or surpassed the Latest Annuity Date. However, upon such a spousal continuance, annuity payments would begin immediately. Spousal continuation is only permitted once under the Annuity.
PAYMENT OF DEATH BENEFITS
Alternative Death Benefit Payment Options – Annuity owned by Individuals (not associated with Tax-Favored Plans)
Except in the case of a Spousal Continuation as described above, upon your death, certain distributions must be made under the Non-Qualified Annuity. The required distributions depend on whether you die before you start taking annuity payments under the Annuity or after you start taking annuity payments under the Annuity. If you die on or after the Annuity Date, the remaining portion of the interest in the Annuity must be distributed at least as rapidly as under the method of distribution being used as of the date of death. In the event of the decedent’s death before the Annuity Date, the Death Benefit must be distributed:

1.within five (5) years of the date of death (the “five-year deadline”); or
2.as a series of Annuity Payments not extending beyond the life expectancy of the Beneficiary or over the life of the Beneficiary. Annuity Payments under this option must begin within one year of the date of death. If the Beneficiary does not begin installments by such time, then no partial withdrawals will be permitted thereafter and we require that the Beneficiary take the Death Benefit as a lump sum within the five-year deadline. If we do not receive instructions on where to send the payment within five-years of the date of death, the funds will be escheated.
3.If the Beneficiary is the surviving spouse of the Owner, the spouse may elect to continue the Annuity.
The Owner may elect the method of payment to each Beneficiary, subject to our then current rules, prior to the date of death of the decedent. When no such election is made as to a specific Beneficiary, such Beneficiary must elect the method of payment within 60 days of the date we receive all required documentation in Good Order in order to pay the Death Benefit to that Beneficiary. If no election is made within 60 days, the default will be distribution within five years of the date of death of the decedent as noted in (a) above. If the Beneficiary is the surviving spouse of the owner, the spouse may elect to continue the Annuity under (c) above.
The Owner may elect to have any amount of the proceeds due to a Beneficiary applied under any of the Annuity Options described in the “Annuity Options” section, or any other option we then make available. If you make such an election, a Beneficiary may not alter such an election. However, if you have not previously made such an election, a Beneficiary may make such an election as to the proceeds due that Beneficiary. The Beneficiary will be the “measuring life” for determining the amount of any annuity payments dependent on the continuation of life. We may require evidence satisfactory to us of the age of the measuring life prior to commencement of any annuity payments.
In the event of death on or after the Annuity Date, we distribute any payments due subsequent to an Owner’s or Annuitant’s death at least as rapidly as under the method of distribution in effect as of the date of such Owner’s or Annuitant’s death.
Alternative Death Benefit Payment Options – Annuity Held by Tax-Favored Plans
Upon your death under an IRA or Roth IRA, any remaining interest must be distributed in accordance with federal income tax requirements. The post-death distribution requirements were amended, applicable generally with respect to deaths occurring after 2019, by the Further Consolidated Appropriations Act of 2020 (which includes the "Setting Every Community Up for Retirement Enhancement" Act (SECURE Act)), and further clarified by the associated proposed regulations. The accompanying proposed regulations are generally effective starting January 1, 2023 and we reserve our rights to implement any final regulations addressing these requirements in the future. The post-death distribution requirements under prior law continue to apply in certain circumstances.
•10-year rule: If you die after 2019, and you have a designated Beneficiary, any remaining interest must be distributed within 10 years after your death, unless the designated Beneficiary is an “eligible designated Beneficiary” (“EDB”) or some other exception applies.
•Eligible designated beneficiaries: A designated Beneficiary is any individual designated as a Beneficiary by the IRA owner. An EDB is any designated Beneficiary who is (1) your surviving spouse, (2) your minor child, (3) disabled, (4) chronically ill, or (5) an individual not more than 10 years younger than you. An individual’s status as an EDB is determined on the date of your death.
•Other applicable rules: This 10-year post-death distribution period applies regardless of whether you die before your required beginning date, or you die on or after that date (including after distributions have commenced in the form of an annuity). However, if you die on or after the required beginning date, then annual distributions will be required from the Annuity during the 10-year period. If the Beneficiary is an EDB and the EDB dies before the entire interest is distributed under this 10-year rule, the remaining interest must be distributed within 10 years after the EDB’s death (i.e., a new 10-year distribution period begins).
Instead of taking distributions under the new 10-year rule, an EDB can stretch distributions over life, or over a period not extending beyond life expectancy, provided that such distributions commence within one year of your death, subject to certain special rules. In particular, if the EDB dies before the remaining interest is distributed under this stretch rule, the remaining interest must be distributed within 10 years after the EDB’s death (regardless of whether the remaining distribution period under the stretch rule was more or less than 10 years). In addition, if your minor child is an EDB, the child will cease to be an EDB on the date the child reaches the age of majority, and any remaining interest must be distributed with 10 years after that date (regardless of whether the remaining distribution period under the stretch rule was more or less than 10 years).
It is important to note that under prior law, annuity payments that commenced under a method that satisfied the distribution requirements while the IRA Owner was alive could continue to be made under that method after the death of the IRA owner. However, under the new law, if you commence taking distributions in the form of an annuity that can continue after your death, such as in the form of a joint and survivor annuity or an annuity with a guaranteed period of more than 10 years, any distributions after your death that are scheduled to be made beyond the applicable distribution period imposed under the new law might need to be commuted at the end of that period (or otherwise modified after your death if permitted under federal tax law and by Prudential) in order to comply with the new post-death distribution requirements.
The new post-death distribution requirements do not apply if annuity payments that comply with prior law commenced prior to December 20, 2019. Also, even if annuity payments have not commenced prior to December 20, 2019, the new requirements generally do not apply to an immediate annuity contract or a deferred income annuity contract (including a qualifying lifetime annuity contract, or “QLAC”) purchased prior to that date, if you have made an irrevocable election before that date as to the method and amount of the annuity.
If your Beneficiary is not an individual, such as a charity, your estate, or a trust, any remaining interest after your death generally must be distributed under prior law in accordance with the 5-year rule or the at-least-as-rapidly rule, as applicable (but not the lifetime payout rule). You may wish to consult a professional tax advisor about the federal income tax consequences of your Beneficiary designations.
In addition, the new post-death distribution requirements generally do not apply if the IRA Owner died prior to January 1, 2020. However, if the designated Beneficiary of the deceased IRA Owner dies after January 1, 2020, any remaining interest must be distributed within 10 years of the designated Beneficiary’s death. Hence, this 10-year rule will apply to (1) a contract issued prior to 2020 which continues to be held by a designated Beneficiary of an IRA Owner who died prior to 2020, and (2) an inherited IRA issued after 2019 to the designated Beneficiary of an IRA Owner who died prior to 2020.
•Spousal continuation. Under the new law, as under prior law, if your Beneficiary is your spouse, your surviving spouse can delay the application of the post-death distribution requirements until after your surviving spouse’s death by transferring the remaining interest tax-free to your surviving spouse’s own IRA, or by treating your IRA as your surviving spouse’s own IRA subject to specific limits under the proposed regulations. The post-death distribution requirements are complex and unclear in numerous respects. In addition, the manner in which these requirements will apply will depend on your particular facts and circumstances. You may wish to consult a professional tax adviser for tax advice as to your particular situation.
You may wish to consult a professional tax advisor about the federal income tax consequences of your Beneficiary designations.

VALUING YOUR INVESTMENT AND INTERIM VALUE OF INDEX STRATEGIES
PROCESSING AND VALUING TRANSACTIONS
Pruco Life is generally open to processing financial transactions on those days that the New York Stock Exchange (NYSE) is open for trading. There may be circumstances where the NYSE does not open on a regularly scheduled date or time or closes at an earlier time than scheduled (normally 4:00 p.m. Eastern Time). Generally, financial transactions received in Good Order before the close of regular trading on the NYSE will be processed according to the value next determined following the close of business. Financial transactions received on a non-business day or after the close of regular trading on the NYSE will be processed based on the value next computed on the next Valuation Day.
Pruco Life will not process financial transactions involving purchase or redemption orders or transfers on any day that:
•the NYSE is closed
•trading on the NYSE is restricted;
•an emergency, as determined by the SEC, exists making redemption or valuation of securities held in the Separate Account impractical; or
•the SEC, by order, permits the suspension or postponement for the protection of security holders.
In certain circumstances, we may need to correct the processing of an order. In such circumstances, we may incur a loss or receive a gain depending upon the price of the security when the order was executed and the price of the security when the order is corrected. With respect to any gain that may result from such order correction, we will retain any such gain as additional compensation for these correction services.
INTERIM VALUE OF INDEX STRATEGIES
On each Valuation Day during the year, other than the Index Strategy Start Date and Index Strategy End Date, each Index Strategy is valued using an Interim Value. The Interim Value is used to calculate amounts available for withdrawal (including systematic withdrawals), surrender, transfer, Income, Excess Income, annuitization or payment of a death claim. The Interim Value also is used to determine how much the Index Strategy Base will be reduced after a transfer, withdrawal or Benefit charge.
The Interim Value is also included in the Account Value and Surrender Value to reflect the amount in the applicable Index Strategy prior to the Index Strategy End Date. The Interim Value reflects the value of each Index Strategy taking into account the current price of the underlying Index, the time remaining until the Index Strategy End Date, and the current value of the investments we have made to fund our obligations under the Index Strategy. The Interim Value is an estimate of the current value of fixed income and derivative instruments we could purchase to assure our ability to meet our obligations to the Owner at an Index Strategy End Date. We use a portfolio of fixed income instruments and derivatives to replicate our obligations to calculate Index Credit for the Index Strategies. These derivatives are valued using the Black-Scholes Model. There are many external factors that may impact the Interim Value including changes in the Indices, changes in the interest rate environment, and volatility.
The Interim Value assesses the fair value of the assets allocated to the Index Strategy (Index Strategy Base) plus the current value of the portfolio of options utilized to replicate the performance of these Index Strategies.
The Interim Value for the applicable Index Strategy is equal to (1) + (2) where:
(1) is the fair value of the Index Strategy Base on the Valuation Day the Interim Value is calculated.
(2) is the current value of replicating the portfolio of options
1.The fair value of the Index Strategy Base is meant to represent the market value of the investments supporting each Index Strategy.
The Market Value Index Rate will apply on a uniform basis for a class of Owners in the same Index Strategy and will be administered in a uniform and non-discriminatory manner.
The Market Value Index Rate is the Bloomberg U.S. Intermediate Credit Index rate. The Bloomberg U.S. Intermediate Credit Index is the rate for the maturity using a set duration. The duration is set to represent the duration of the investments supporting the Index Strategy and may not match the actual length of the Index Strategy.
If the Bloomberg U.S. Intermediate Credit Index yield is not published for a particular day, then we will use the yield on the next day it is published. If the Bloomberg U.S. Intermediate Credit Index yield is no longer published, or is discontinued, then we may substitute another suitable method for determining this component of the Market Value Index Rate.
2.Current value of the replicating portfolio of options – We utilize a fair market value methodology to value replicating the portfolio of options that support this product.
For each Index Strategy, we solely designate and value options, each of which is tied to the performance of the Index associated with the Index Strategy. We use derivatives to provide an estimate of the gain or loss on the Index Strategy Base that could occur at the end of the Index Strategy Term. This estimate also reflects the impact of the Cap Rate, Spread, Participation Rate, Tier Level, Step Rate and Buffer at the end of the Index Strategy Term as well as the estimated cost of exiting the replicating options prior to the Index Strategy End Date. The valuation of the options is based on standard methods for valuing derivatives and based on inputs from third party vendors. The methodology used to value these options is determined solely by us and may vary, higher or lower, from other estimated valuations or the actual selling price of identical derivatives. Any variance between our estimated fair value price and other estimated or actual prices may be different from Index Strategy type to Index Strategy type and may also change from day to day.
See Appendix B for additional information regarding the Interim Value calculation.
EXAMPLE
For Annuity business issued before July 1, 2024 (excluding Pennsylvania)
Index Effective Date: 4/6/2022
Purchase Payment: $200,000
Allocated to:
1. 25% 1-Year Step Rate Plus; S&P 500; Step Rate 5%; Participation Rate 90%; Buffer 5%
2. 25% 3-Year Point-to-Point Cap Rate; S&P 500; Cap Rate 75%; Buffer 10%
3. 25% 6-Year Tiered Participation Rate; S&P 500; Tier 1 100%; Tier 2 140%; Tier Level 30%; Buffer 10%
4. 25% 6-Year Dual Directional; S&P 500; Cap Rate 85%; Buffer 10%
Note on examples: months are assumed to have 30 days and years are assumed to have 365 days.

On the Index Effective Date
		Step Rate Plus	Point-to- Point Cap Rate	Tiered Part Rate	Dual Directional
Index Strategy Term (in months)		12	36	72	72
Months elapsed since Index Strategy Start Date		0	0	0	0
Index Strategy Base		$50,000	$50,000	$50,000	$50,000
Buffer		5%	10%	10%	10%
Index Strategy rate		5%	75%	100%/140%	85%
Months until Index Strategy End Date		12	36	72	72
Market Index Rate on Index Strategy Start Date		3.46%	3.46%	3.46%	3.46%
Starting Index Value		1,000
Total Account Value		$200,000

Index Return is Negative
Months elapsed since Index Strategy Start Date		3	3	3	3
Time Remaining in Index Strategy Term (in months)		9	33	69	69
Index Value on Calculation Date		800
Index Return on Calculation Date		-20%
Market Index Rate on Calculation Date		4.19%	4.19%	4.19%	4.19%
1.	Fair Value of Index Strategy Base	$48,729.71	$45,428.94	$39,956.43	$43,257.98
2.	Options value	$(7,171.68)	$(4,665.57)	$(1,869.01)	$(2,488.24)
Sum of 1 + 2		$41,558.03	$40,763.37	$38,087.42	$40,769.74

Interim Value for each Strategy (1+2)		$41,558.03	$40,763.37	$38,087.42	$40,769.74
Total Account Value			$161,178.56
The Index Strategy Rate may differ depending on the Index Strategy, which is further outlined in Appendix B.

Index Return is Positive
Months elapsed since Index Strategy Start Date		3	3	3	3
Time Remaining in Index Strategy Term (in months)		9	33	69	69
Index Value on Calculation Date		1200
Index Return on Calculation Date		20%
Market Index Rate		4.19%	4.19%	4.19%	4.19%
1.	Fair Value of Index Strategy Base	$48,729.71	$45,428.94	$39,956.43	$43,257.98
2.	Options value	$9,685.25	$11,436.71	$19,398.24	$11,433.35
Sum of 1 + 2		$58,414.96	$56,865.65	$59,354.67	$54,691.33

Interim Value for each Strategy (1+2)		$58,414.96	$56,865.65	$59,354.67	$54,691.33
Total Account Value		$229,326.61
The Index Strategy Rate may differ depending on the Index Strategy, which is further outlined in Appendix B.
The following Examples are applicable in Pennsylvania for Annuity business issued before July 1, 2024; and for Annuity business issued on or after July 1, 2024 in all states.
EXAMPLE
Index Effective Date: 12/1/2022
Purchase Payment: $500,000
Allocated to:
•20% 1-Year Step Rate Plus; S&P 500; Step Rate 5%; Participation Rate 90%; Buffer 10%
•20% 1-Year Dual Directional; S&P 500; Cap Rate 12%; Buffer 10%
•20% 1-Year Enhanced Cap Rate; S&P 500; Cap Rate 15%; Spread 2%; Buffer 10%
•20% 3-Year Point-to-Point Cap Rate; S&P 500; Cap Rate 75%; Buffer 10%
•20% 6-Year Tiered Participation Rate; S&P 500; Tier 1 100%; Tier 2 140%; Tier Level 30%; Buffer 10%

On the Index Effective Date
		Step Rate Plus	Dual Directional	Enhanced Cap Rate	Point-to- Point Cap Rate	Tiered Part Rate
Index Strategy Term (in days)		365	365	365	1,096	2,192
Days elapsed since Index Strategy Start Date		0	0	0	0	0
Index Strategy Base		$100,000	$100,000	$100,000	$100,000	$100,000
Buffer		10%	10%	10%	10%	10%
Index Strategy rate		5%	12%	15%	75%	100%/140%
Days until Index Strategy End Date		365	365	365	1,096	2,192
Market Index Rate on Index Strategy Start Date		4.97%	4.97%	4.97%	4.97%	4.97%
Starting Index Value		1,000
Total Account Value		$500,000

Index Return is Negative
Days elapsed since Index Strategy Start Date		89	89	89	89	89
Time Remaining in Index Strategy Term (in days)		276	276	276	1,007	2,103
Index Value on Calculation Date		700
Index Return on Calculation Date		-30%
Market Index Rate on Calculation Date		5.37%	5.37%	5.37%	5.37%	5.37%
1.	Fair Value of Index Strategy Base	$95,608.07	$97,915.01	$98,000.32	$89,676.11	$77,180.32
2.	Options value	$(17,288.54)	$(17,133.74)	$(17,307.72)	$(13,544.18)	$(8,213.57)
Interim Value for each Strategy (1+2)		$78,319.53	$80,781.27	$80,692.60	$76,131.93	$68,966.75
Total Account Value		$384,892.08
The Index Strategy Rate may differ depending on the Index Strategy, which is further outlined in Appendix B.

Index Return is Positive
Days elapsed since Index Strategy Start Date		89	89	89	89	89
Time Remaining in Index Strategy Term (in days)		276	276	276	1,007	2,103
Index Value on Calculation Date		1,300
Index Return on Calculation Date		30%
Market Index Rate		5.37%	5.37%	5.37%	5.37%	5.37%
1.	Fair Value of Index Strategy Base	$95,608.07	$97,915.01	$98,000.32	$89,676.11	$77,180.32
2.	Options value	$29,776.30	$9,367.17	$11,357.19	$34,067.60	$57,140.15
Interim Value for each Strategy (1+2)		$125,384.37	$107,282.18	$109,357.51	$123,743.71	$134,320.47
Total Account Value		$600,088.24
The Index Strategy Rate may differ depending on the Index Strategy, which is further outlined in Appendix B.
A separate Interim Value calculation will apply for Annuities where a Performance Lock has been executed. This calculation is shown below and an example of the calculation of Interim Value after a Performance Lock is provided above in the “Performance Lock” section and also in Appendix A.
Calculation of the Interim Value after a Performance Lock:
For Annuities with an Issue Date before July 1, 2024 (excluding Pennsylvania):
The Interim Value after a Performance Lock for the applicable Index Strategy is equal to [(1) + (2)], where:
1.is the fair value of the Index Strategy Base of an Index Strategy as of the Performance Lock Date, adjusted for withdrawals, partial reallocations and Benefit charges, with a current Valuation Day adjustment for any changes in the Market Value Index Rate. It is determined as (A – B) x [(1 + C) / (1 + D)]^E, where:
A = the Index Strategy Base as of the Performance Lock Date adjusted for withdrawals, partial reallocations and Benefit charges.
B = the fair value of the options under initial market conditions, with updated time to expiry, as of the Performance Lock Date adjusted for withdrawals, partial reallocations and Benefit charges*

C = the Market Value Index Rate at the Index Strategy Start Date;
D = the Market Value Index Rate at the current date; and
E = the total days remaining in the Index Strategy Term divided by 365
2.    is the fair value of replicating portfolio of options as of the Performance Lock Date adjusted for withdrawals, partial reallocations and Benefit charges.
For Annuities issued in Pennsylvania before July 1, 2024 and all Annuities with an Issue Date on or after July 1, 2024, the following Performance Lock Value is applicable for all states.
The Interim Value for the applicable Index Strategy is equal to [(1) + (2)], where:
1.is the fair value of the Index Strategy Base of an Index Strategy as of the Performance Lock Date, adjusted for withdrawals, partial reallocations and Benefit charges, with a current Valuation Day adjustment for any changes in the Market Value Index Rate. It is determined as (A – B) x [(1 + C) / (1 + D)]^E, where:
A = the Index Strategy Base as of the Performance Lock Date, adjusted for withdrawals, partial reallocations and Benefit charges.
B = the fair value of the options under initial market conditions, with straight-line amortization to the end of the Index Strategy Term, as of the Performance Lock Date adjusted for withdrawals, partial reallocations and Benefit charges.
C = the Market Value Index Rate at the Index Start Date;
D = the Market Value Index Rate at the current date; and
E = the total days remaining in the Index Strategy Term divided by 365
2.is the fair value of replicating portfolio of options as of the Performance Lock Date adjusted for withdrawals, partial reallocations and Benefit charges.

PURCHASING YOUR ANNUITY
REQUIREMENTS FOR PURCHASING THE ANNUITY
We may apply certain limitations, restrictions, and/or underwriting standards as a condition of our issuance of an Annuity and/or acceptance of Purchase Payments. The current limitations, restrictions and standards are described below. We may change these limitations, restrictions and standards in the future.
Purchase Payment: Unless we agree otherwise and subject to our rules, the Annuity has a required minimum Purchase Payment of $25,000. The Annuity is a single premium contract which means any subsequent Purchase Payments will not be accepted once the Annuity has been issued.
All Purchase Payments making up the single premium are required prior to issuing the Annuity. Purchase Payments must be received within 60 days of the application signed date. The Purchase Payments will remain uninvested until all monies are received, and the Annuity is issued. We will issue your Annuity and allocate your complete Purchase Payment within two Business Days after we receive your complete Purchase Payment and all information that we require for the purchase of an Annuity in Good Order. We reserve the right to reject a Purchase Payment that is comprised of multiple payments paid to us over a period of time. If we permit you to make multiple payments as part of your initial Purchase Payment, the Annuity will not be issued until all such payments are received in Good Order. We reserve the right to hold such multiple payments in a non-interest-bearing account until the Issue Date.
No Purchase Payment will be accepted after the Annuity has been issued. You may allocate your complete Purchase Payment only to Index Strategies at issue. The Issue Date and Index Effective Date will always be the same.
We must approve any complete Purchase Payment where the total amount equals $1,000,000 or more with respect to the Annuity including any other Annuity you are purchasing from us (or that you already own) and/or our affiliates. To the extent allowed by state law, that required approval also will apply to a proposed change of owner of the Annuity, if as a result of the ownership change, total Purchase Payment with respect to the Annuity and all other Annuities owned by the new Owner would equal or exceed that $1,000,000 threshold.
Applicable laws designed to counter terrorists and prevent money laundering might, in certain circumstances, require us to block an Owner’s ability to make certain transactions, and thereby refuse to accept Purchase Payments or requests for transfers, partial withdrawals, surrenders, total withdrawals, death benefits, or Annuity payments until instructions are received from the appropriate regulator. We also may be required to provide additional information about you and your Annuity to government regulators.
Except as noted below, Purchase Payments making up the complete Purchase Payment must be submitted by check drawn on a U.S. bank, in U.S. dollars, and made payable to Pruco Life. Purchase Payments making up the complete Purchase Payment may also be submitted via 1035 exchange or direct transfer of funds. Under certain circumstances, Purchase Payments making up the complete Purchase Payment may be transmitted to Pruco Life by wiring funds through your Financial Professional’s broker-dealer firm. We may reject any payment if it is received in an unacceptable form. Our acceptance of a check is subject to our ability to collect funds.
Once we accept your application and complete Purchase Payment, we allocate your Purchase Payment, upon receipt, in your Annuity according to your instructions.
We are required to allocate your complete Purchase Payment within two (2) Valuation Days after we receive the complete Purchase Payment in Good Order at our Service Center. If we do not have all the required information to allow us to issue your Annuity, we may retain the Purchase Payment(s) while we try to reach you or your representative to obtain all of our requirements. If we are unable to obtain all of our required information within five (5) Valuation Days, we are required to return the Purchase Payment(s) to you at that time, unless you specifically consent to our retaining the Purchase Payment(s) while we gather the required information. Once we obtain the required information, we will invest the complete Purchase Payment and issue an Annuity within two (2) Valuation Days.
As permitted by applicable law, the broker-dealer firm through which you purchase your Annuity may forward your complete Purchase Payment to us prior to approval of your purchase by a registered principal of the firm. Once your purchase is approved by the firm, we will process your complete Purchase Payment as described above. These arrangements are subject to a number of regulatory requirements, including that customer funds will be deposited in a segregated bank account and held by the insurer until such time that the insurer is notified of the firm’s principal approval and is provided with the application, or is notified of the firm principal’s rejection. In addition, the insurer must promptly return the customer’s funds at the customer’s request prior to the firm’s principal approval or upon the firm’s rejection of the application. The monies held in the bank account will be held in a suspense account within our general account and we may earn interest on amounts held in that suspense account. Owners will not be credited with any interest earned on amounts held in that suspense account. The monies in such suspense account may be subject to claims of our general creditors.
Allocation of Purchase Payment:
Issuance of an Annuity represents our acceptance of the complete Purchase Payment. You may allocate your Purchase Payment to Index Strategies only. Allocations must be made in whole percentages and must equal 100%.
If the Index Effective Date is not a Valuation Day, the initial index value for the Index Effective Date will be the following Valuation Day that the Index is calculated and published.
An Index Effective Date can be any calendar date except February 29th.

Holding Account:
The Holding Account is the PSF PGIM Government Money Market Portfolio. During the Savings Stage, if an Index Strategy is not available for reallocation and an Owner does not provide timely instructions to reallocate among Index Strategies, this may result in amounts being transferred into the Holding Account. Such transfers will remain in the Holding Account until an Index Anniversary Date where they may be reallocated to the Index Strategies. For more information see “Managing Your Account Value” below.
Rate Determination:
In order for you to receive the rates associated with the Index Strategies reflected on the rate sheet provided by your advisor , your Annuity application must be signed on or after the date set forth on the rate sheet and before a new rate sheet is established. From the date you sign your Annuity application, we must also receive that paperwork in Good Order within 15 calendar days, and the new Annuity must be issued within 45 calendar days from the date the application was signed. If these conditions are not met, and you decide to proceed with the purchase of the Annuity, you will receive the Index Strategy rates that are in effect on your Issue Date. Under certain circumstances we may waive these conditions or extend these time periods in a nondiscriminatory manner.
Applicable Income Percentage and Income Deferral Rates are disclosed in the current Index Linked Variable Income Benefit Supplement.
RIGHT TO CANCEL
You may cancel (or “Free Look”) your Annuity for a refund by notifying us in Good Order or by returning the Annuity to our Service Center or to the representative who sold it to you within 10 days after you receive it (or such other period as may be required by applicable law). The Annuity can be mailed or delivered either to us, at our Service Center, or to the representative who sold it to you. Return of the Annuity by mail is effective on being postmarked, properly addressed and postage prepaid. If the Annuity is a replacement contract, you may cancel your Annuity using the same method within thirty days beginning on the date the contract is received by the owner, or any longer period as may be required by applicable law in the state where the contract is delivered or issued for delivery.
Subject to applicable law, the amount of the refund will equal the Account Value as of the Valuation Day we receive the returned Annuity at our Service Center or the cancellation request in Good Order, plus any fees or Tax Charges deducted from the Purchase Payment upon allocation to the Annuity or imposed under the Annuity, less any applicable federal and state income tax withholding. However, where we are required by applicable law to return the complete Purchase Payment, we will return the greater of Account Value and the complete Purchase Payment.

MANAGING YOUR ACCOUNT VALUE
TRANSFERS AND REALLOCATION GUIDELINES
Transfers from the Index Strategy(ies) to the Variable Sub-Accounts are not permissible at any time during the life of the Annuity.
During the Savings Stage, you may transfer Account Value between Variable Investment Sub-accounts at any time, subject to the restrictions outlined below, as applicable. We currently only have one Variable Investment Sub-account available. On each Index Anniversary Date, you may reallocate Account Value allocated to Variable Investment Sub-accounts and any Index Strategy(ies) that has reached an Index Strategy End Date into any available Index Strategy. Additionally, for Index Strategy(ies) where a Performance Lock has occurred, transfers to new Index Strategy(ies) may also occur on any Index Anniversary Date.
During the Income Stage, you may only allocate to the 1-year Point-to-Point with Cap Index Strategies and may not allocate to any Variable Sub-account.
For any Index Strategy(ies) where a Performance Lock has occurred, if you reallocate a portion of your Performance Lock Value on an Index Anniversary Date that is not an Index Strategy End Date, the remaining Performance Lock Value will be adjusted proportionally by a reduction in the Interim Value of the partial reallocation. If you reallocate your entire Performance Lock Value on an Index Anniversary Date that is not an Index Strategy End Date, we will transfer the entire Performance Lock Value and the resulting Index Strategy will become available for a new Performance Lock Request.
For multi-year Index Strategy Terms, if you would like to reallocate all or a portion of the Performance Lock Value on an Index Anniversary Date, the Performance Lock must be executed at least 1 Valuation Day prior to that Index Anniversary Date. If an automatic Performance Lock occurs on an Index Anniversary Date that is not an Index Strategy End Date, then a reallocation will not be able to occur until the next Index Anniversary Date.
We will notify you in advance of any Index Anniversary Date. Upon receipt of your instructions in Good Order for reallocation of the Account Value to or from an Index Strategy, we will process the reallocation on the Index Anniversary Date. If we do not receive instructions from you in Good Order prior to the Index Anniversary Date, the Account Value in any Index Strategy that has reached the Index Strategy End Date will automatically be allocated to the same Index Strategy and Index Strategy Term without the Performance Lock. If the same Index Strategy is no longer available, or the Index Strategy Term goes beyond the Maximum Annuity Date, the Account Value in any Index Strategy that has reached the Index Strategy End Date will automatically be allocated to the Holding Account. If a Performance Lock was executed, the Performance Lock Value will remain in the Index Strategy (and will not fluctuate except for withdrawals, partial reallocations and Benefit charges) until we receive instructions in Good Order for reallocation of the Performance Lock Value to a new Index Strategy on a subsequent Index Anniversary Date or until the Index Strategy has reached the Index Strategy End Date.
You will be able to make reallocation selections via mail, phone, through online access or any other media that we make available.
The minimum required amount allocated to any Index Strategy, upon the Index Effective Date or at the time of renewal into a new Index Strategy, is $2,000. In the event that the Account Value allocated to an Index Strategy falls below $2,000 and is not combined with other allowable allocations to meet the $2,000 minimum, these funds will automatically be renewed into the same Index Strategy. The minimum required amount allocated to any Variable Investment Sub-account is $20.
The table below shows when transfers to or from Variable Sub-accounts and Index Strategies are permitted. The Interim Value rules do not apply to these transfers.

From Account	To Account	Any Time	Index Effective Date (includes subsequent Index Anniversary Dates)	Index Strategy End Date
Variable Investment Sub-account (including Holding Account)	Variable Investment Sub-account (including Holding Account)	X
Variable Investment Sub-account (including Holding Account)	Index Strategy		X	X
Index Strategy	Index Strategy			X*
*If a Performance Lock has occurred, you can make a full transfer to a new Index Strategy on an Index Anniversary Date without the Interim Value applying.
Default Reallocations/Transfers
If you do not respond to the Reallocation Notice, any Index Strategy that has reached an Index Strategy End Date will automatically renew into the same Index Strategy. If the same Index Strategy is no longer available, the funds associated with the closed Index Strategy will be transferred to the Holding Account, where they may be allocated among the Variable Investment Sub-accounts or into another Index Strategy on the next Index Anniversary Date.
We reserve the right to stop offering any Index Strategy at any time.

FINANCIAL PROFESSIONAL PERMISSION TO FORWARD TRANSACTION INSTRUCTIONS
If you have provided the necessary authorization on the application for your Annuity, the individual who signed the application for your Annuity may forward instructions regarding the allocation of your Account Value, and request financial transactions involving Variable Investment Sub-accounts and Index Strategies. We refer to this person as your Financial Professional. We will follow all instructions received from authorized persons in the order in which we receive them. If your Financial Professional has this authority, we deem that all such transactions that are directed by your Financial Professional, as applicable, with respect to your Annuity have been authorized by you. You will receive a confirmation of any financial transaction involving your Annuity. You must contact us immediately if and when you revoke such authority. We will not be responsible for acting on instructions from your Financial Professional until we receive notification of the revocation of such person's authority. We may also suspend, cancel or limit these authorizations at any time. In addition, we may restrict the Variable Investment Sub-accounts and Index Strategies available for transfers or allocation of Purchase Payments by such Financial Professional. We will notify you and your Financial Professional if we implement any such restrictions or prohibitions.

ACCESS TO ACCOUNT VALUE
TYPES OF DISTRIBUTIONS AVAILABLE TO YOU
You can access your Account Value through partial withdrawals, Income Withdrawals, systematic withdrawals, and where required for tax purposes, Required Minimum Distributions. Any withdrawals (including Required Minimum Distributions) prior to the Income Effective Date will have no impact on future Income amounts except in the reduction of the Account Value, which is used to set the initial Annual Income Amount on the Income Effective Date.
You can also surrender your Annuity at any time. Depending on your instructions, we may deduct a portion of the Account Value being withdrawn or surrendered as a CDSC. If you surrender your Annuity, in addition to any CDSC, we may deduct any Tax Charge that applies. If a withdrawal is taken from an Index Strategy before the Index Strategy End Date, the withdrawal will be based on the Interim Value. See “Interim Value of Index Strategies” for more information. Certain amounts may be available to you each Annuity Year that are not subject to a CDSC. These are called “Free Withdrawals.” Unless you notify us differently as permitted, partial withdrawals will be deducted first from any Variable Investment Sub-accounts on a proportional basis. Only when the Variable Investment Sub-accounts have been depleted will any remaining withdrawal amount be deducted from the Index Strategies, also on a proportional basis. The Owner can also request self-directed withdrawals from Variable Investment Sub-accounts and Index Strategies of their choosing. Each of these types of distributions is described more fully below.
PARTIAL WITHDRAWALS AND INTERIM VALUE OF INDEX STRATEGIES
Any time a partial withdrawal occurs between Index Strategy Start and End Dates, the Index Strategy Base will be reduced in the same proportion that the total withdrawal reduced the Interim Value. A proportional reduction in your Index Strategy Base could be larger than the dollar amount of the withdrawal when the Index Strategy Base is greater than the Interim Value. Here are examples where the Index Strategy Base is less than the Interim Value and then exceeds the Interim Value:
Example 1:
Index Strategy Start Date: 8/1/2023
Index Strategy Base: $50,000
Withdrawal Date: 11/1/2023
Interim Value: $70,000
Withdrawal: $50,000 gross
Withdrawal divided by Interim Value: $50,000 / $70,000 = 71.429%
Index Strategy Base Adjustment Amount: $50,000 x 71.429% = $35,714.29
Index Strategy Base after Withdrawal: $50,000 - $35,714.29 = $14,285.71
Example 2:
Index Strategy Base: $14,285.71
Withdrawal Date: 5/1/2024
Interim Value: $14,000
Withdrawal: $14,000 gross
Withdrawal divided by Interim Value: $14,000 / $14,000 = 100%
Index Strategy Base Adjustment Amount: $14,285.71 x 100% = $14,285.71
Index Strategy Base after Withdrawal: $14,285.71 – $14,285.71 = $0
SYSTEMATIC WITHDRAWALS
Our systematic withdrawal program is an administrative program designed for you to withdraw a specified amount from your Annuity on an automated basis at the frequency you select. This program is available to you at no additional charge. We may cease offering this program or change the administrative rules related to the program at any time on a non-discriminatory basis.
If you establish a systematic withdrawal program to make withdrawals of the Annual Income Amount, we will automatically increase or decrease the withdrawal amounts each year as the Annual Income Amount is recalculated.
You may not have a systematic withdrawal program, as described in this section, if you are receiving substantially equal periodic payments under Sections 72(t) and 72(q) of the Code or Required Minimum Distributions.
You may terminate your systematic withdrawal program at any time. Ownership changes to, and assignment of, your Annuity will terminate any systematic withdrawal program on the Annuity as of the effective date of the change or assignment. Requesting partial withdrawals while you have a systematic withdrawal program may also terminate your systematic withdrawal program as described below.
Systematic withdrawals can be made from your Account Value allocated to the Index Strategies or Variable Sub-accounts. Please note that systematic withdrawals may be subject to any applicable CDSC. We will determine whether a CDSC applies and the amount in the same way as we would for a partial withdrawal. In addition, systematic withdrawals taken from an Index Strategy before the Index Strategy End Date will be based on the Interim Value. Please see “Interim Value of Index Strategies” for more information. Any time a systematic withdrawal occurs before the Index Strategy End Date, the Index Strategy Base will also be reduced in the same proportion that the total withdrawal reduced the Interim Value.
The minimum amount for each systematic withdrawal is $100. If any scheduled systematic withdrawal is for less than $100 (which may occur under a program that provides payment of an amount equal to the earnings in your Annuity for the period requested), we may postpone the withdrawal and add the expected amount to the amount that is to be withdrawn on the next scheduled systematic withdrawal.
In the absence of instructions, systematic withdrawals will be taken on a proportional basis from all Variable Investment Sub-accounts until the Variable Investment Sub-accounts have been depleted, and then they will be taken proportional from all the Index Strategies.
SYSTEMATIC WITHDRAWALS UNDER SECTIONS 72(t)/72(q) OF THE INTERNAL REVENUE CODE
If your Annuity is used as a funding vehicle for certain retirement plans that receive special tax treatment under Sections 401, 403(b), 408 or 408A of the Code, Section 72(t) of the Code may provide an exception to the 10% penalty tax on distributions made prior to age 59 1/2 if you elect to receive distributions as a series of “substantially equal periodic payments.” For Annuities issued as nonqualified Annuities, the Code may provide a similar exemption from penalty under Section 72(q) of the Code. Systematic withdrawals under Sections 72(t)/72(q) may be subject to a CDSC. In addition, systematic withdrawals under Sections 72(t)/72(q) taken from an Index Strategy before the Index Strategy End Date will be based on the Interim Value. Please see “Interim Value of Index Strategies” for more information. Any time a systematic withdrawal occurs before the Index Strategy End Date, the Index Strategy Base will also be reduced in the same proportion that the total withdrawal reduced the Interim Value. To request a program that complies with Sections 72(t)/72(q), you must provide us with certain required information in writing on a form acceptable to us. We may require advance notice to allow us to calculate the amount of 72(t)/72(q) withdrawals. There is no minimum Surrender Value we require to allow you to begin a program for withdrawals under Sections 72(t)/72(q). The minimum amount for any such withdrawal is $100 and payments may be made monthly, quarterly, semi-annually or annually.
You may also annuitize your Annuity and begin receiving payments for the remainder of your life (or life expectancy) as a means of receiving income payments before age 59 1/2 that are not subject to the 10% penalty.
Please note that if a withdrawal under Sections 72(t) or 72(q) is scheduled to be effected between the last Valuation Day prior to December 25th and December 31st of a given year, then we will implement the withdrawal on the last Valuation Day prior to December 25th of that year.
REQUIRED MINIMUM DISTRIBUTIONS
Required Minimum Distributions are a type of systematic withdrawal we allow to meet distribution requirements under Sections 401, 403(b) or 408 of the Code. Required Minimum Distribution rules do not apply to Roth IRAs during the Owner’s lifetime. Under the Code, you may be required to begin receiving periodic amounts from your Annuity. In such case, we will allow you to make systematic withdrawals in amounts that satisfy the minimum distribution rules under the Code. We do not assess a CDSC (if applicable) on Required Minimum Distributions from your Annuity if you are required by law to take such Required Minimum Distributions from your Annuity at the time it is taken, provided the amount withdrawn is the amount we calculate as the Required Minimum Distribution and is paid out through a program of systematic withdrawals that we make available. However, a CDSC (if applicable) may be assessed on that portion of a systematic withdrawal that is taken to satisfy the Required Minimum Distribution rules in relation to other savings or investment plans under other qualified retirement plans. In addition, Required Minimum Distribution withdrawals taken from an Index Strategy before the Index Strategy End Date will be based on the Interim Value. Please see “Interim Value of Index Strategies” for more information. Any time a Required Minimum Distribution withdrawal occurs before the Index Strategy End Date, the Index Strategy Base will also be reduced in the same proportion that the total withdrawal reduced the Interim Value.
The amount of the Required Minimum Distribution for your particular situation may depend on other Annuity, savings or investments. We will only calculate the amount of your Required Minimum Distribution based on the value of your Annuity. We require three (3) days advance written notice to calculate and process the amount of your payments. You may elect to have Required Minimum Distributions paid out monthly, quarterly, semi-annually or annually. The $100 minimum amount that applies to systematic withdrawals applies to monthly Required Minimum Distributions but does not apply to Required Minimum Distributions taken out on a quarterly, semi-annual or annual basis.
If withdrawals for the amount of your Required Minimum Distribution are paid out through a program of systematic withdrawals that we make available, such withdrawals will not be considered Excess Income during the Income Stage even if the amount of your Required Minimum Distribution exceeds the available Annual Income Amount. Under the systematic withdrawal program, we will pay out the greater of your Required Minimum Distribution as of the end of the prior calendar year and your Annual Income Amount as of the prior Index Anniversary Date. You may elect to have your Required Minimum Distribution paid out monthly, quarterly, semi-annually or annually. Once the frequency of distributions is elected, it cannot be changed.
If you choose to take your Required Minimum Distribution from this Annuity, unless we receive other instructions from you, we will take each Required Minimum Distribution first proportionally from the Variable Investment Sub-accounts in which your Account Value is allocated. Once the Account Value in all Variable Investment Sub-accounts has been depleted, we will deduct any remaining Required Minimum Distribution proportionally from the Index Strategy in which you have Account Value allocated. If the amount of the Required Minimum Distribution reduces your Account Value below $2,000, we may treat the distribution as a full Surrender of the Annuity. After the Annuity Date, we will view the annuity payments as your Required Minimum Distributions with respect to the Annuity.
You may also annuitize your Annuity and begin receiving payments for the remainder of your life (or life expectancy) as a means of receiving income payments and satisfying the Required Minimum Distribution rules under the Code.

In any year in which the requirement to take Required Minimum Distributions is suspended by law, we reserve the right, in our sole discretion and regardless of any position taken on this issue in a prior year, to treat any amount that would have been considered as a Required Minimum Distribution if not for the suspension as eligible for treatment as described herein.
Please note that if a Required Minimum Distribution is scheduled to be effected between the last Valuation Day prior to December 25th and December 31st of a given year, then we will process the Required Minimum Distribution on the last Valuation Day prior to December 25th of that year.
WITHDRAWALS DURING THE INCOME STAGE
Income Withdrawals. Income Withdrawals reduce the Annual Income Amount available during an Annuity Year by the amount of the Withdrawal. Income Withdrawals during an Annuity Year that, in total, do not exceed the Annual Income Amount are not subject to any Contingent Deferred Sales Charges. Any unused Annual Income Amount cannot be carried over for use in future years.
Excess Income Withdrawals. Each withdrawal of Excess Income, including any applicable Contingent Deferred Sales Charge, proportionally reduces the Annual Income Amount for future years. Each proportional reduction is calculated by multiplying the Annual Income Amount by the ratio of Excess Income to the Account Value immediately after the withdrawal of any Annual Income Amount and before the withdrawal of the Excess Income. A withdrawal of Excess Income that brings your Account Value to $0, will result in termination of the Benefit and the Annuity.
Required Minimum Distributions. A Required Minimum Distribution is considered an Income Withdrawal from the Annuity during the Income Stage. The following rules apply with respect to a Required Minimum Distribution withdrawal.
If withdrawals for the amount of your Required Minimum Distribution are paid out through a program of systematic withdrawals that we make available, such withdrawals will not be considered Excess Income during the Income Stage even if the amount of your Required Minimum Distribution exceeds the available Annual Income Amount. Under the systematic withdrawal program, we will pay out the greater of your Required Minimum Distribution as of the end of the prior calendar year and your Annual Income Amount as of the prior Index Anniversary Date. You may elect to have your Required Minimum Distribution paid out monthly, quarterly, semi-annually or annually. Once the frequency of distributions is elected, it cannot be changed. Any additional withdrawals, if any, will be treated as Excess Income.
For purposes of this provision, Required Minimum Distributions are determined based on the value of this Annuity, and do not include the value of any other annuities, savings or investments subject to the Required Minimum Distribution rules. In any Annuity Year that the Required Minimum Distribution is greater than the Annual Income Amount, the excess amount of Income Withdrawals you make that exceed the Required Minimum Distribution amount calculated by us based on the value of this Annuity will be treated as Excess Income.
In any year in which the requirement to take Required Minimum Distributions is suspended by law, we reserve the right, regardless of any position taken on this issue in a prior year, to treat any amount that would have been considered as a Required Minimum Distribution, if not for the suspension, as eligible for treatment under this provision.

SURRENDERS
SURRENDER VALUE
During the Savings Stage and Income Stage, you can surrender your Annuity at any time and will receive the Surrender Value. Upon surrender of your Annuity, you will no longer have any rights under the surrendered Annuity. Your Surrender Value is equal to the Account Value less any applicable CDSC, any pro-rated Benefit charge, and any applicable Tax Charges.
We apply as a threshold, in certain circumstances, a minimum Surrender Value of $2,000. We will not allow you to take any withdrawals that would cause your Annuity’s Account Value, after taking the withdrawal, to fall below the minimum Surrender Value. See “Annuity Options” later in this prospectus for information on the impact of the minimum Surrender Value at annuitization.
Your Surrender Value taken from an Index Strategy before the Index Strategy End Date will be based on the Interim Value. Please see “Interim Value of Index Strategies” for more information.
MEDICALLY-RELATED SURRENDERS
Where permitted by law, you may request to surrender all or part of your Annuity prior to the Annuity Date without application of any otherwise applicable CDSC upon occurrence of a medically-related “Contingency Event” as described below (a “Medically-Related Surrender”). The availability and requirements of such a surrender and waiver may vary by state.
If you request a full surrender under the Medically Related Surrender provision, the amount payable will be your Account Value as of the date we receive, in Good Order, your request to surrender your Annuity. For a Medically-Related Surrender taken from an Index Strategy before the Index Strategy End Date, the surrender will be based on the Interim Value. Although a CDSC will not apply to qualifying Medically-Related Surrenders, please be aware that a withdrawal from the Annuity before you have reached age 59 ½ may be subject to a 10% additional tax and other tax consequences – see “Tax Considerations” in the Variable Sub-account Prospectus.
This waiver of any applicable CDSC is subject to our rules in place at the time of your request, which currently include but are not limited to the following:
1.If the Owner is an entity, the Annuitant must have been named or any change of Annuitant must have been accepted by us, prior to the “Contingency Event” described below in order to qualify for a Medically-Related Surrender;
2.If the Owner is an entity, the Annuitant must be alive as of the date we pay the proceeds of such surrender request;
3.If the Owner is one or more natural persons, all such Owners must also be alive at such time;
4.We must receive satisfactory proof of the Owner’s (or the Annuitant’s if entity-owned) confinement in a Medical Care Facility or Fatal Illness in writing on a form satisfactory to us;
5.no subsequent Purchase Payments can be made to the Annuity; and
6.Proceeds will only be sent by check or electronic fund transfer directly to the Owner.
We reserve the right to impose a maximum amount of a Medically-Related Surrender (equal to $500,000), but we do not currently impose that maximum. That is, if the amount of a partial medically-related withdrawal request, when added to the aggregate amount of Medically-Related Surrenders you have taken previously under the Annuity and any other Annuity we and/or our affiliates have issued to you exceeds that maximum amount, we reserve the right to treat the amount exceeding that maximum as not an eligible Medically-Related Surrender. A “Contingency Event” occurs if the Owner (or Annuitant if entity-owned) is:
1.first confined in a “Medical Care Facility” after the Issue Date and while the Annuity is in force, remains confined for at least 90 consecutive days, and remains confined on the date we receive the Medically-Related Surrender request at our Service Center; or
2.first diagnosed as having a “Fatal Illness” after the Issue Date and while the Annuity is in force. We may require a second or third opinion by a licensed physician chosen by us regarding a diagnosis of Fatal Illness. We will pay for any such second or third opinion.
“Fatal Illness” means a condition (a) diagnosed by a licensed physician; and (b) that is expected to result in death within 24 months after the diagnosis in 80% of the cases diagnosed with the condition. “Medical Care Facility” means a facility operated and licensed pursuant to the laws of any United States jurisdiction providing medically necessary in-patient care, which is (a) prescribed by a licensed physician in writing; (b) recognized as a general hospital or long-term care facility by the proper authority of the United States jurisdiction in which it is located; (c) recognized as a general hospital by the Joint Commission on the Accreditation of Hospitals; and (d) certified as a hospital or long-term care facility; OR (e) a nursing home licensed by the United States jurisdiction in which it is located and offers the services of a Registered Nurse (RN) or Licensed Practical Nurse (LPN) 24 hours a day that maintains control of all prescribed medications dispensed and daily medical records. This waiver is not currently available in California and Massachusetts. See Appendix D for more information.

ANNUITY OPTIONS
Annuitization involves converting your Account Value to an annuity payment stream, the length of which depends on the terms of the applicable annuity option. Thus, once annuity payments begin, your death benefit, if any, is determined solely under the terms of the applicable annuity payment option. We currently make annuity options available that provide fixed annuity payments only. Fixed annuity payments provide the same amount with each payment. You must annuitize your entire Account Value; partial Annuitizations are not allowed. If you annuitize between Index Anniversary Dates, your annuity payments taken from an Index Strategy before the Index Strategy End Date will be based on the Interim Value. See “Interim Value of Index Strategies” for more information.
You have a right to choose your annuity start date, provided that it is no later than the first day of the calendar month next following the 95th birthday of the oldest of any Owner and Annuitant whichever occurs first, the Maximum Annuity Date, and no earlier than the earliest permissible Annuity Date. Your choice of Annuity Date and Annuity Option may be limited, depending on your use of the Annuity. If you do not request an earlier Annuity Date in writing, then your Annuity Date will be the Latest Annuity Date. You may choose one of the annuity options described below, and the frequency of annuity payments. Certain annuity options and/or periods certain may not be available, depending on the age of the Annuitant. If a CDSC is still remaining on your Annuity, any period certain must be at least 10 years (or the maximum period certain available, if life expectancy is less than 10 years). You may change your choices up to 30 days before the Annuity Date. We must receive your request in Good Order.
If needed, we will require proof in Good Order of the Annuitant’s age before commencing annuity payments. Likewise, we may require proof in Good Order that an Annuitant is still alive, as a condition of our making additional annuity payments while the Annuitant lives. We will seek to recover any life income annuity payments that we made after the death of the Annuitant.
On the Annuity Date we apply the Account Value, less any applicable Tax Charges, to the Annuity Option you select. If you have not selected an Annuity Option, the default Annuity Option will be Option 1 with a certain period of 10 years (but not to exceed the life expectancy of the Annuitant at the time the Annuity Option becomes effective, as computed under applicable IRS tables).
If the initial annuity payment would be less than $100, we will not allow you to annuitize (except as otherwise specified by applicable law). Instead, we will pay you your current Account Value in a lump sum and terminate your Annuity. Similarly, we reserve the right to pay your Account Value in a lump sum, rather than allow you to annuitize, if the Surrender Value of your Annuity is less than $2,000 on the Annuity Date.
Once annuity payments begin, your death benefit, if any, is determined solely under the terms of the applicable annuity payment option and you may no longer receive the Death Benefits as described below. See the “Death Benefits” section of this prospectus.
Please note that you may not annuitize under one of the Fixed Annuity Options within the first three Annuity Years (except as otherwise specified by applicable law). See Appendix D for more information.
Fixed Annuity Options
We currently make annuity options available that provide fixed annuity payments only.
Option 1
Life Income Annuity Option with a Period Certain - Under this option, income is payable equally monthly, quarterly, semiannually, or annually for the Annuitant’s life or a period certain, subject to our then current rules, whichever is longer. Should the Owner or Annuitant die before the end of the period certain, the remaining period certain payments are paid to any surviving Owner, or if there is no surviving Owner, the named Beneficiary, or your estate if no Beneficiary is named, until the end of the period certain. If an annuity option is not selected by the Annuity Date, this is the option we will automatically select for you. We will use a period certain of 10 years, or a shorter duration if the Annuitant’s life expectancy at the time the annuity option becomes effective, as computed under applicable IRS tables, is less than 10 years. If in this instance the duration of the period certain is prohibited by applicable law, then we will pay you a lump sum in lieu of this option.
Option 2
Joint Life Annuity Option - Under the joint lives option, income is payable monthly, quarterly, semiannually, or annually, as you choose, during the joint lifetime of two Annuitants, ceasing with the last payment prior to the death of the second to die of the two Annuitants. No minimum number of payments is guaranteed under this option. It is possible that only one payment will be payable if the death of all the Annuitants occurs before the date the second payment was due, and no other payments or death benefits would be payable.
Other Annuity Options We May Make Available
At the Annuity Date, we may make available other annuity options not described above. However, Options 1 and 2 above will always remain available. The additional options we currently offer are:
1.Life Annuity Option. We currently make available an annuity option that makes payments for the life of the Annuitant. Under that option, income is payable monthly, quarterly, semiannually, or annually, as you choose, until the death of the Annuitant. No additional annuity payments are made after the death of the Annuitant. No minimum number of payments is guaranteed. It is possible that only one payment will be payable if the death of the Annuitant occurs before the date the second payment was due, and no other payments nor death benefits would be payable.
2.Joint Life Annuity Option with a Period Certain. Under this option, income is payable monthly, quarterly, semiannually, or annually for the number of years selected (the “period certain”), subject to our current rules, and thereafter during the joint lifetime of two Annuitants, ceasing with the last payment prior to the death of the second to die of the two Annuitants. If the Annuitants’ joint life expectancy is less than the period certain, we will institute a shorter period certain, determined according to applicable IRS tables. Should the two Annuitants die before the end of the period certain, the remaining period certain payments are paid to any surviving Owner, or if there is no surviving Owner, the named Beneficiary, or to your estate if no Beneficiary is named, until the end of the period certain.
3.Annuity Payments for a Period Certain: Under this option, we will make equal payments for the period chosen (the “period certain”), up to 25 years (but not to exceed the life expectancy of the Annuitant at the time the annuity option becomes effective, as computed under applicable IRS tables). For qualified annuities, the period certain option may be limited to 10 years or less depending on the circumstances. The annuity payments may be made equally monthly, quarterly, semiannually, or annually, as you choose, for the fixed period. If the Owner dies before the end of the period certain, payments will continue to any surviving Owner, or if there is no surviving Owner, the named Beneficiary or your estate if no Beneficiary is named for the remainder of the period certain.
For qualified annuities, the period certain option may be limited to 10 years or less depending on the circumstances. We reserve the right to cease offering any of these other annuity options. If we do so, we will amend this prospectus to reflect the change. We reserve the right to make available other annuity options. If there is a misstatement of age or sex on which life annuity rates are calculated and we have to make a correction/adjustment to prior payments, we will use an interest rate not to exceed 6% to remedy any underpayments.
ANNUITIZATION UNDER THE BENEFIT
Elective Annuitization. Under the Benefit, prior to your Account Value reaching $0, you may elect to annuitize your Annuity. You can elect to:
(1)apply your Account Value, less any applicable Tax Charges, to any annuity payment option available in the “Annuity Payout Options” section of the Annuity or any other Annuity Option we make available; or
(2)request that, as of the date annuity payments are to begin, we make annuity payments each year equal to the Annual Income Amount on that date at the frequency selected. In the year in which the Elective Annuitization stage is entered the only payment due, if any, equals the Annual Income Amount not yet withdrawn in that Annuity Year. Annuity payments will be paid to you at the frequency selected beginning on the next Valuation Day. We will continue to make such payments until the later of the death of the Protected Life or the remaining Joint Protected Life. The amount of the annuity payments will not change after annuity payments have begun and you will no longer have access to your Account Value.
We must receive your request at our Service Center in Good Order. Once we receive your election to commence annuity payments, or we make the first payment under a default annuity payment option provision, we will only make annuity payments guaranteed under the specific annuity payment option, and the annuity payment option cannot be changed.
We may limit the length of any annuity payout option including, but not limited to, any default option and any period certain, to conform to applicable tax rules.
We may offer other Annuity options for payment of the Annual Income Amount. Any such additional options will be offered to all annuity purchasers in the same class of annuity, in a non-discriminatory manner. You will be notified of any such options available to you.
Default Annuitization. Prior to your Account Value reaching $0, if annuity payments are to begin under the terms of the Annuity, we will make equal monthly annuity payments beginning on the first day of the month on or immediately following the date that your annuity payments are set to begin as:
•a joint life and last survivor fixed annuity when both Joint Protected Lives are living and each other’s spouse on the date annuity payments begin, or
•a single life fixed annuity if the Protected Life is living or only one of the Joint Protected Lives are living when annuity payments would otherwise begin with 120 payments certain (or a lesser number of payments certain if the life expectancy of the Annuitant at the time payments are to begin is less than 10 years, based on applicable Internal Revenue Service tables) using the same basis that is used to calculate the greater of the annuity rates then currently available or the annuity rates guaranteed in the Annuity.
The amount that will be applied to provide such annuity payments under the default annuity payment option will be the greater of:
(1)    the present value of future applicable Annual Income Amount payments at the last determined Annual Income Amount as of the     Annuity Date. Such present value will be calculated using the same basis that is used to calculate the greater of the current and the guaranteed annuity rates in the Annuity; and
(2)    the Account Value.
We may limit the length of any annuity payout option including, but not limited to, any default option and any period certain, to conform to applicable tax rules.
We may offer other Annuity options for payment of the Annual Income Amount. Any such additional options will be offered to all annuity purchasers in the same class of annuity, in a non-discriminatory manner. You will be notified of any such options available to you.

ADDITIONAL INFORMATION
Reserved Rights
In addition to rights specifically reserved elsewhere in this Annuity, we reserve the right to perform any or all of the following: (a) combine Variable Sub-account with other Variable Sub-accounts; (b) combine the Variable Separate Account(s) shown in the Annuity Schedule with other "unitized" separate accounts; (c) combine the Index Strategies Separate Account with other “non-unitized,” “non-insulated” separate accounts; (d) deregister the Variable Separate Account(s) shown in the Annuity Schedule under the Investment Company Act; (e) operate the Variable Separate Account(s) shown in the Annuity Schedule as a management investment company under the Investment Company Act or in any other form permitted by law; (f) make changes required by any change in the federal securities laws, including, but not limited to, the Securities Act, the Exchange Act, the Investment Company Act, or any changes to the Securities and Exchange Commission’s interpretation thereof; (g) make changes that are necessary to maintain the tax status of your Annuity, any rider, amendment or endorsement attached hereto or any charge or distribution from your Annuity under the Code; (h) to establish a provision for federal income taxes if we determine, in our sole discretion, that we will incur a tax as a result of the operation of the Separate Account; (i) make any changes required by Federal or state laws with respect to annuity contracts; and (j) to the extent dictated by any underlying mutual fund, impose a redemption fee or restrict transactions within any Variable Sub-account. We reserve the right to modify this Annuity without receiving your prior consent, except as may be required by any applicable law, if we are required to make changes necessary to comply with state regulatory requirements, Internal Revenue Service ("IRS") requirements or other federal requirements.
If an Index is no longer available to us, or if the manner by which the Index is determined substantially changes, we will substitute a comparable Index. We may eliminate Variable Sub-accounts, restrict or prohibit additional allocations to certain Variable Sub-accounts, or substitute one or more new underlying mutual funds or Portfolios for the one in which a Variable Sub-account is invested in which case any reference to proportional allocations would include only those Variable Sub-accounts that do not restrict or prohibit additional allocations. Substitutions may be necessary if we believe an underlying mutual fund or portfolio no longer suits the purpose of the Annuity. This may happen due to a change in laws or regulations, or a change in the investment objectives or restrictions of an underlying mutual fund or portfolio, or because the underlying mutual fund or portfolio is no longer available for investment, or for any other reason. We would obtain any regulatory prior approval. We would obtain any required regulatory prior approval. We will notify you and any assignee of the substitution.
Claims of Creditors
To the extent permitted by law, no payment or value under this Annuity is subject to the claims of your creditors or those of any other Owner, any Annuitant, or any Beneficiary.
Deferral of Transactions
We may defer any annuity payment for a period not to exceed the lesser of 6 months or the period permitted by law. If we defer a distribution or transfer from any annuity payout for more than thirty days, we will pay interest as required by state law. We may defer any distribution from any Allocation Option or any transfer from Allocation Options for a period not to exceed seven calendar days from the date the transaction is affected.
Facility of Payment
Subject to applicable law, we reserve the right, in settlement of full liability, to make payments to a guardian, conservator or other legal representative if a payee is legally incompetent.
Tax Reporting and Withholding
Events giving rise to such tax reporting and withholding include but are not limited to: (a) annuity payments; (b) payment of Death Benefits; (c) other distributions from the Annuity; and (d) transfers and assignments.
WHO DISTRIBUTES THE ANNUITIES?
Prudential Annuities Distributors, Inc. (PAD), a wholly-owned subsidiary of Prudential Annuities, Inc., is the distributor and principal underwriter of the Annuities offered through this prospectus. PAD acts as the distributor of a number of annuity and life insurance products and the AST Portfolios. PAD’s principal business address is One Corporate Drive, Shelton, Connecticut 06484. PAD is registered as a broker/dealer under the Securities Exchange Act of 1934 (Exchange Act) and is a member of the Financial Industry Regulatory Authority (FINRA). Each Annuity is offered on a continuous basis. PAD enters into distribution agreements with both affiliated and unaffiliated broker/dealers who are registered under the Exchange Act (collectively, “Firms”). The affiliated broker-dealer, Pruco Securities, LLC is an indirect wholly-owned subsidiary of Prudential Financial that sells variable annuity and variable life insurance (among other products) through its registered representatives. Applications for each Annuity are solicited by registered representatives of the Firms. PAD utilizes a network of its own registered representatives to wholesale the Annuities to Firms. Because the Annuities offered through this prospectus are insurance products as well as securities, all registered representatives who sell the Annuities are also appointed insurance agents of Pruco Life.
In connection with the sale and servicing of the Annuity, Firms may receive cash compensation and/or non-cash compensation. Cash compensation includes discounts, concessions, fees, service fees, commissions, asset-based sales charges, loans, overrides, or any cash employee benefit received in connection with the sale and distribution of variable contracts. Non-cash compensation includes any form of compensation received in connection with the sale and distribution of variable contracts that is not cash compensation, including but not limited to merchandise, gifts, travel expenses, meals and lodging.

Under the selling agreements, cash compensation in the form of commissions is paid to Firms on sales of the Annuity according to one or more schedules. The selling registered representative will receive all or a portion of the cash compensation, depending on the practice of his or her Firm. Commissions are generally based on a percentage of Purchase Payments. Alternative compensation schedules are available that generally provide a lower initial commission plus ongoing quarterly compensation based on all or a portion of Unadjusted Account Value. We may also provide cash compensation to the distributing Firm for providing ongoing service to you in relation to the Annuity. These payments may be made in the form of percentage payments based upon “Assets under Management” or “AUM,” (total assets), subject to certain criteria in certain Pruco Life products. These payments may also be made in the form of percentage payments based upon the total amount of money received as Purchase Payments under Pruco Life annuity products sold through the Firm.
In addition, in an effort to promote the sale of our products (which may include the placement of Pruco Life and/or the Annuity on a preferred or recommended company or product list and/or access to the Firm's registered representatives), we, or PAD, may enter into non-cash compensation arrangements with certain Firms with respect to certain or all registered representatives of such Firms under which such Firms may receive fixed payments or reimbursement. These types of fixed payments are made directly to or in sponsorship of the Firm and may include, but are not limited to payment for: training of sales personnel; marketing and/or administrative services and/or other services they provide to us or our affiliates; educating customers of the firm on the Annuity's features; conducting due diligence and analysis; providing office access, operations, systems and other support; holding seminars intended to educate registered representatives and make them more knowledgeable about the Annuities; conferences (national, regional and top producer); sponsorships; speaker fees; promotional items; a dedicated marketing coordinator; priority sales desk support; expedited marketing compliance approval and preferred programs to PAD; and reimbursements to Firms for marketing activities or other services provided by third-party vendors to the Firms and/or their registered representatives. To the extent permitted by FINRA rules and other applicable laws and regulations, we or PAD may also pay or allow other promotional incentives or payments in other forms of non-cash compensation (e.g., gifts, occasional meals and entertainment, sponsorship of due diligence events). Under certain circumstances, Portfolio advisers/subadvisers or other organizations with which we do business (“Entities”) may also receive incidental non-cash compensation, such as meals and nominal gifts. The amount of this non-cash compensation varies widely because some may encompass only a single event, such as a conference, and others have a much broader scope.
Cash and/or non-cash compensation may not be offered to all Firms and Entities and the terms of such compensation may differ between Firms and Entities. In addition, we or our affiliates may provide such compensation, payments and/or incentives to Firms or Entities arising out of the marketing, sale and/or servicing of variable annuities or life insurance offered by different Prudential business units.
HOW WILL I RECEIVE STATEMENTS AND REPORTS?
We send any statements and reports required by applicable law or regulation to you at your last known address of record. You should therefore give us prompt notice of any address change. We reserve the right, to the extent permitted by law and subject to your prior consent, to provide any prospectus, prospectus supplements, confirmations, statements and reports required by applicable law or regulation to you at
www.prudential.com/regdocs/PLAZ-FlexGuard-B-IS-USP or any other electronic means. We generally send a confirmation statement to you each time a financial transaction is made affecting Account Value, such as transfers, exchanges or withdrawals. We may also send quarterly statements detailing the activity affecting your Annuity during the calendar quarter. We may confirm regularly scheduled transactions, including, but not limited to Systematic Withdrawals (including 72(t) and 72(q) payments and required minimum distributions) and electronic funds transfer in quarterly statements instead of confirming them immediately. You should review the information in these statements carefully. You may request additional reports or copies of reports previously sent. We reserve the right to charge up to $50 for each such additional or previously sent report. We will also send an annual report and a semi-annual report containing applicable financial statements for the Portfolios to Owners or, with your prior consent, make such documents available electronically through our Internet Website or other electronic means.
HOW TO CONTACT US
Please communicate with us using the telephone number and addresses below for the purposes described. Failure to send mail to the proper address may result in a delay in our receiving and processing your request.
Prudential Annuity Service Center
Call our Customer Service Team at 1-888-PRU-2888 during normal business hours.
Internet
Access information about your Annuity at: www.prudential.com/contact-us
Correspondence Sent by Regular Mail
Prudential Annuities Service Center
P.O. Box 7960
Philadelphia, PA 19176
Correspondence Sent by Overnight*, Certified or Registered Mail
Prudential Annuities Service Center
1600 Malone Street
Millville, NJ 08332

*Please note that overnight correspondence sent through the United States Postal Service may be delivered to the P.O. Box listed above, which could delay receipt of your correspondence at our Service Center. Overnight mail sent through other methods (e.g., Federal Express, United Parcel Service) will be delivered to the address listed below.
Correspondence sent by regular mail to our Service Center should be sent to the address shown above. Your correspondence will be picked up at this address and then delivered to our Service Center. Your correspondence is not considered received by us until it is received at our Service Center. Where this Prospectus refers to the day when we receive a Purchase Payment, request, election, notice, transfer or any other transaction request from you, we mean the day on which that item (or the last requirement needed for us to process that item) arrives in complete and proper form at our Service Center or via the appropriate telephone or fax number if the item is a type we accept by those means. There are two main exceptions: if the item arrives at our Service Center (1) on a day that is not a business day, or (2) after the close of a business day, then, in each case, we are deemed to have received that item on the next business day.
You can obtain account information by calling our automated response system, and at www.prudential.com/contact-us. Our Customer Service representatives are also available during business hours to provide you with information about your account. You can request certain transactions through our telephone voice response system, our Internet Website or through a customer service representative. You can provide authorization for a third party, including your attorney-in-fact acting pursuant to a power of attorney or your Financial Professional, to access your account information and perform certain transactions on your account. You will need to complete a form provided by us which identifies those transactions that you wish to authorize via telephonic and electronic means and whether you wish to authorize a third party to perform any such transactions. Please note that unless you tell us otherwise, we deem that all transactions that are directed by your Financial Professional with respect to your Annuity have been authorized by you. We require that you or your representative provide proper identification before performing transactions over the telephone or through our Internet Website. This may include a Personal Identification Number (PIN) that will be provided to you upon issue of your Annuity or you may establish or change your PIN by calling our automated response system, www.prudential.com/contact-us, our website. Any third party that you authorize to perform financial transactions on your account will be assigned a PIN for your account.
Transactions requested via telephone are recorded. To the extent permitted by law, we will not be responsible for any claims, loss, liability or expense in connection with a transaction requested by telephone or other electronic means if we acted on such transaction instructions after following reasonable procedures to identify those persons authorized to perform transactions on your Annuity using verification methods which may include a request for your Social Security number, PIN or other form of electronic identification. We may be liable for losses due to unauthorized or fraudulent instructions if we did not follow such procedures.
Pruco Life does not guarantee access to telephonic, facsimile, Internet or any other electronic information or that we will be able to accept transaction instructions via such means at all times. Regular and/or express mail will be the only means by which we will accept transaction instructions when telephonic, facsimile, Internet or any other electronic means are unavailable or delayed. Pruco Life reserves the right to limit, restrict or terminate telephonic, facsimile, Internet or any other electronic transaction privileges at any time.
INDEMNIFICATION
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
LEGAL PROCEEDINGS
Litigation and Regulatory Matters
Pruco Life is subject to legal and regulatory actions in the ordinary course of our business. Pending legal and regulatory actions include proceedings specific to Pruco Life and proceedings generally applicable to business practices in the industry in which we operate. Pruco Life is subject to class action lawsuits and other litigation involving a variety of issues and allegations involving sales practices, claims payments and procedures, premium charges, policy servicing and breach of fiduciary duty to customers. Pruco Life is also subject to litigation arising out of its general business activities, such as its investments, contracts, leases and labor and employment relationships, including claims of discrimination and harassment, and could be exposed to claims or litigation concerning certain business or process patents. In addition, Pruco Life, along with other participants in the businesses in which it engages, may be subject from time to time to investigations, examinations and inquiries, in some cases industry-wide, concerning issues or matters upon which such regulators have determined to focus.
Pruco Life’s litigation and regulatory matters are subject to many uncertainties, and given their complexity and scope, their outcome cannot be predicted. In some of Pruco Life’s pending legal and regulatory actions, parties are seeking large and/or indeterminate amounts, including punitive or exemplary damages. It is possible that Pruco Life's results of operations or cash flow in a particular quarterly or annual period could be materially affected by an ultimate unfavorable resolution of pending litigation and regulatory matters depending, in part, upon the results of operations or cash flow for such period. In light of the unpredictability of Pruco Life’s litigation and regulatory matters, it is also possible that in certain cases an ultimate unfavorable resolution of one or more pending litigation or regulatory matters could have a material adverse effect on Pruco Life’s financial position. Management believes, however, that, based on information currently known to it, the ultimate outcome of all pending litigation and regulatory matters, after consideration of applicable reserves and rights to indemnification, is not likely to have a material adverse effect on: the Separate Account; the ability of PAD to perform its contract with the Separate Account; or Pruco Life’s ability to meet its obligations under the Contracts.

APPENDIX A - PERFORMANCE LOCK
The following Example demonstrates how an automatic Performance Lock could work. The numbers used are hypothetical and do not reflect the proportional reduction of the Index Strategy Base due to any applicable Benefit charges.
Example: Automatic Performance Lock with Withdrawal and Reallocation
Note: The example below is hypothetical and does not reflect any applicable Benefit charges.
In Pennsylvania, and for Annuities issued on or after July 1, 2024 in all states, the definition of B in the example below is replaced with the fair value of the replicating portfolio of options under initial market conditions, with straight-line amortization to the end of the Index Strategy Term and would therefore differ from the number indicated in the hypothetical example below.
In this example, the initial premium of $100,000 is assumed to be allocated 100% in a 3-year Index Strategy term on 1/23/2023
•Index Strategy Start Date: 1/23/2023
•Index Strategy End Date: 1/23/2026
•Index Strategy Base on 1/23/2023 (A): $100,000
•Market Index Rate on Index Strategy Start Date (C): 2%
On 2/15/2023, an automatic Performance Lock target of 10% request is received, in Good Order. No transactions occur since the Index Strategy Start Date.
On or after the date the automatic Performance Lock target is set, at the end of every Valuation Day the Performance Lock Value is calculated and compared to the Index Strategy Base to evaluate if the automatic Performance Lock target is reached. If the result is greater than or equal to the automatic Performance Lock target, then the Performance Lock is executed on that Valuation Day.
When determining whether the automatic Performance Lock target is reached, we first divide the Performance Lock Value to the Index Strategy Base and subtract by 1. The result is then compared to the automatic Performance Lock target.
Here is the date that the automatic Performance Lock target is not reached on, 6/17/2024, and no Performance Lock occurs on this Valuation Day:
•(A): $100,000
•Fair Value of the replicating portfolio of options under initial market conditions (B): $2,520
•Market Index Rate on Index Strategy Start Date (C): 2%
•Current Market Index Rate (D): 3%
•Time to Index Strategy End Date (E): 585/365 = 1.60274
•Fair Value of replicating portfolio of options (2): $12,250
Performance Lock Value compared to Index Strategy Base (%): [($100,000 - $2,520) + $12,250]/$100,000 – 1 = 9.73%. Since 9.73% is less 10%, no Performance Lock occurs.
Interim Value: (A – B) x [(1 + C) / (1 + D)]^E + (2) = ($100,000 - $2,520)×[(1.02/1.03)]^(1.60274) + $12,250 = $108,217.60
Here is the date that automatic Performance Lock target is reached on, 6/18/2024, and the Performance Lock is processed on this Valuation Day:
•(A): $100,000
•(B): $2,500
•(C): 2%
•(D): 3.10%
•(E): 584/365 = 1.6000
•(2): $12,600
Performance Lock Value compared to Index Strategy Base (%): (($100,000 - $2,500) + $12,600)/$100,000 – 1 = 10.10%. Since 10.10% is great than 10%, Performance Lock is processed.
•Performance Lock Value: (A – B) + (2) = ($100,000 - $2,500) + $12,600 = $110,100
•Interim Value: (A – B) x [(1 + C) / (1 + D)]^E + (2) = ($100,000 - $2,500) × [(1.02/1.031)]^(1.60) + $12,600 = $108,440.93
On 9/17/2024, a withdrawal of $10,000 occurs. The Interim Value after the Performance Lock and Performance Lock Value are calculated below:
•(A): $100,000
•(B): $2,500
•(C): 2%
•(D): 2.90%
•(E): 493/365 = 1.35068
•(2): $12,600
Interim Value Immediately prior to withdrawal: ($100,000 - $2,500) × [(1.02/1.029)]^(1.35068) + $12,600 = $108,949.95
•Withdrawal % of Interim Value: $10,000/$108,949.95= 9.17853%
•(A) after withdrawal: $100,000× (1-.0917853) = $90,821.47
A-1

•(B) after withdrawal: $2,500× (1-.0917853) = $2,270.54
•(C): 2%
•(D): 2.90%
•(E): 1.35068
•(2) after withdrawal: $12,600× (1-.0917853) = $11,443.51
•Performance Lock Value after withdrawal: (A – B) + (2) = ($90,821.47 - $2,270.54) + $11,443.51 = $99,994.44
•Interim Value after withdrawal: (A – B) x [(1 + C) / (1 + D)]^E + (2) = ($90,821.47 - $2,270.54) × [(1.02/1.029)]^(1.35068) + $11,443.51 = $98,949.95
Below is partial anniversary reallocation:
On 1/23/2025, the Interim Value is calculated as follows:
•(A): $90,821.47
•(B): $2,270.54
•(C): 2%
•(D): 2.80%
•(E): 365/365 = 1.00000
•(2): $11,443.51
Interim Value on 2/1/2024: (A – B) x [(1 + C) / (1 + D)]^E + (2) = ($90,821.47 - $2,270.54) × [(1.02/1.028)]^(1.00000) + $11,443.51 = $99,305.33
On this Index Anniversary, a partial reallocation to a 1-year Index Strategy term on 1/23/2025 of $50,000 occurs, with 100% of the $50,000 being allocated to the new Index Strategy. For this example, we will not be tracking calculations related to this additional strategy. The impacts of the reallocation to the Interim Value and Performance Lock Value are calculated below:
•Interim Value Immediately Prior to Reallocation: $99,305.33
•Reallocation % of Interim Value: $50,000/$99,305.33= 50.34976%
•(A) after reallocation: $90,821.47× (1-.5034976) = $45,093.08
•(B) after reallocation: $2,270.54× (1-.5034976) = $1,127.33
•(C): 2%
•(D): 2.8%
•(E): 1.00000
•(2) after reallocation: $11,443.51× (1-.5034976) = $5,681.73
Performance Lock Value after reallocation: (A – B) + (2) = ($45,093.08- $1,127.33) + $5,681.73= $49,647.48
Interim Value after reallocation: (A – B) x [(1 + C) / (1 + D)]^E + (2) = ($45,093.08- $1,127.33) × [(1.02/1.028)]^(1.00000) + $5,681.73= $49,305.33
Assuming no additional transactions occur after 1/23/2025, the Interim Value will continue to be calculated at the end of each valuation day, but no change in the Performance Lock Value. At the Index Strategy End Date (1/23/2026), the Account Value is $49,647.48.
A-2

APPENDIX B – INTERIM VALUE OF INDEX STRATEGIES
Below is additional information regarding the Interim Value calculation.
For Annuities with an Issue Date before July 1, 2024 in all states (excluding Pennsylvania):
    The Interim Value for an Index Strategy is equal to the sum of (1) and (2) where:
(1)Is the fair value of the Index Strategy Base on the Valuation Day the Interim Value is calculated. It is determined as (A - B) multiplied by [(1 + C) divided by (1 + D)]E, where:
A.The Index Strategy Base on the Valuation Day the Interim Value is calculated;
B.The fair value of the replicating portfolio of options under initial market conditions, with updated time to expiry;
C.The Market Value Index Rate on the Index Strategy Start Date;
D.The Market Value Index Rate on the Valuation Day the Interim Value is calculated; and
E.The total days remaining in the Index Strategy Term divided by 365.
(2)    Is the fair value of the replicating portfolio of options.
In Pennsylvania for Annuities with an Issue Date before July 1, 2024, and for Annuities with an Issue Date on or after July 1, 2024 in all states, the Interim Value for an Index Strategy is equal to the sum of (1) and (2) where:
(1)Is the fair value of the Index Strategy Base on the Valuation Day the Interim Value is calculated. It is determined as (A -B) multiplied by [(1 +C) divided by (1 +D)]E where:
A.The Index Strategy Base on the Valuation Day the Interim Value is calculated;
B.The fair value of the replicating portfolio of options under initial market conditions, with straight-line amortization to the end of the Index Strategy Term;
C.The Market Value Index Rate on the Index Strategy Start Date;
D.The Market Value Index Rate on the Valuation Day the Interim Value is calculated; and
E.The total days remaining in the Index Strategy Term divided by 365.
(2)     Is the fair value of the replicating portfolio of options.
When we calculate the Interim Value, we obtain market data for derivative pricing each business day from outside vendors. If these values are available and we are delayed in receiving these values, and cannot calculate a new Interim Value, we will use the prior business day’s Interim Value.
The fair value of the replicating portfolio of options for each Index Strategy is determined according to the following formulas:
For the Point-to-Point Cap Rate Index Strategy, the replicating portfolio of options is equal to AMC – OMC – OMP
For the Enhanced Cap Rate Index Strategy, the replicating portfolio of options is equal to OMC1 – OMC2 - OMP
For the Step Rate Plus Index Strategy, the replicating portfolio of options is equal to (Step Rate * BC) + (Participation Rate*OMC) – OMP
For the Tiered Participation Rate Index Strategy, the replicating portfolio of options is equal to AMC + [(2nd Tier Participation Rate – 1st Tier Participation Rate) * OMC] – OMP
For the Dual Directional Index Strategy, the replicating portfolio of options is equal to AMC + AMP - (OMC + 2*OMP + Buffer*OMBP)
Where,
A.AMC is an At-the-money call option
B.OMC, OMC1 and OMC2 are Out-of-the-money call options
C.OMP is an Out-of-the-money put option, and
D.BC is a Binary call option (inclusive of the bull spread)
E. AMP is an At-the-money put option
F.OMBP is an Out-of-money Binary put option
B-1

APPENDIX C – IMPORTANT INFORMATION ABOUT THE INDICES
S&P 500®:
“The S&P 500 Index is a product of S&P Dow Jones Indices LLC (“SPDJI”), and has been licensed for use by Pruco Life Insurance Company.  Standard & Poor’s®, S&P® and S&P 500® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by Pruco Life Insurance Company. Prudential FlexGuard Income Select are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, any of their respective affiliates (collectively, “S&P Dow Jones Indices”).  S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of the Prudential FlexGuard Income Select or any member of the public regarding the advisability of investing in securities generally or in Prudential FlexGuard Income Select particularly or the ability of the S&P 500 Index to track general market performance.  S&P Dow Jones Indices’ only relationship to Pruco Life Insurance Company with respect to the S&P 500 Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices or its licensors.  The S&P 500 Index is determined, composed and calculated by S&P Dow Jones Indices without regard to Pruco Life Insurance Company or the Prudential FlexGuard Income Select. S&P Dow Jones Indices have no obligation to take the needs of Pruco Life Insurance Company or the owners of Prudential FlexGuard Income Select into consideration in determining, composing or calculating the S&P 500 Index.  S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices, and amount of Prudential FlexGuard Income Select or the timing of the issuance or sale of Prudential FlexGuard Income Select or in the determination or calculation of the equation by which Prudential FlexGuard Income Select is to be converted into cash, surrendered or redeemed, as the case may be.  S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of Prudential FlexGuard Income Select. There is no assurance that investment products based on the S&P 500 Index will accurately track index performance or provide positive investment returns.  S&P Dow Jones Indices LLC is not an investment advisor.  Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice.  Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to Prudential FlexGuard Income Select currently being issued by Pruco Life Insurance Company but which may be similar to and competitive with Prudential FlexGuard Income Select.  In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the S&P 500 Index.
S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO.  S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN.  S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY PRUCO LIFE INSURANCE COMPANY, OWNERS OF THE PRUDENTIAL FLEXGUARD INCOME SELECT, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBLITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE.  THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND PRUCO LIFE INSURANCE COMPANY, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.”
MSCI EAFE:
THE PRUDENTIAL FLEXGUARD INCOME SELECT IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MSCI INC. ("MSCI"). ANY OF ITS AFFILIATES, ANY OF ITS INFORMATION PROVIDERS OR ANY OTHER THIRD PARTY INVOLVED IN, OR RELATED TO, COMPILING, COMPUTING OR CREA TING ANY MSCI INDEX (COLLECTIVELY, THE "MSCI PARTIES"). THE MSCI INDEXES ARE THE EXCLUSIVE PROPERTY OF MSCI. MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY PRUDENTIAL. NONE OF THE MSCI PARTIES MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE ISSUER OR OWNERS OF PRUDENTIAL FLEXGUARD INCOME SELECT OR ANY OTHER PERSON OR ENTITY REGARDING THE ADVISABILITY OF INVESTING GENERALLY OR PURCHASING PRUDENTIAL FLEXGUARD INCOME SELECT OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE. MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDEXES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO PRUDENTIAL FLEXGUARD INCOME SELECT OR THE ISSUER OR OWNERS OF PRUDENTIAL FLEXGUARD INCOME SELECT OR ANY OTHER PERSON OR ENTITY. NONE OF THE MSCI PARTIES HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUER OR OWNERS OF PRUDENTIAL FLEXGUARD INCOME SELECT OR ANY OTHER PERSON OR ENTITY INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI INDEXES. NONE OF THE MSCI PARTIES IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF PRUDENTIAL FLEXGUARD INCOME SELECT TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY OR THE CONSIDERATION INTO WHlCH PRUDENTIAL FLEXGUARD INCOME SELECT IS REDEEMABLE. FURTHER, NONE OF THE MSCI PARTIES HAS ANY OBLIGATION OR LIABILITY TO THE ISSUER OR OWNERS OF PRUDENTIAL FLEXGUARD INCOME SELECT OR ANY OTHER PERSON OR ENTITY IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THIS FUND.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDEXES FROM SOURCES THAT MSCI CONSIDERS RELIABLE, NONE OF THE MSCI PARTIES WARRANTS OR GUARANTEES THE ORIGINALlTY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI PARTIES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER OF PRUDENTIAL FLEXGUARD INCOME SELECT, OWNERS OF THE FUND, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI PARTIES SHALL HAVE ANY LIABILlTY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NONE OF THE MSCI PARTIES MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND THE MSCI PARITES HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILlTY AND FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO EACH MSCI INDEX AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL ANY OF THE MSCI PARTIES HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILlTY OF SUCH DAMAGES. No purchaser, seller or holder of this product or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this product without first contacting MSCI to determine whether MSCl's permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.
Bloomberg U.S. Intermediate Credit Index:
“Bloomberg®” and Bloomberg U.S. Intermediate Credit Index are service marks of Bloomberg Finance L.P. and its affiliates, including Bloomberg Index Services Limited (“BISL”), the administrator of the index (collectively, “Bloomberg”), and have been licensed for use for certain purposes by Pruco Life Insurance Company.
Prudential FlexGuard Income Select is not sponsored, endorsed, sold or promoted by Bloomberg. Bloomberg does not make any representation or warranty, express or implied, to the owners of or counterparties to the Prudential FlexGuard Income Select or any member of the public regarding the advisability of investing in securities generally or in Prudential FlexGuard Income Select particularly. The only relationship of Bloomberg to Pruco Life Insurance Company is the licensing of certain trademarks, trade names and service marks and of the Bloomberg U.S. Intermediate Credit Index, which is determined, composed and calculated by BISL without regard to Pruco Life Insurance Company or Prudential FlexGuard Income Select. Bloomberg has no obligation to take the needs of Pruco Life Insurance Company or the owners of the Prudential FlexGuard Income Select into consideration in determining, composing or calculating the Bloomberg U.S. Intermediate Credit Index. Bloomberg is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Prudential FlexGuard Income Select to be issued. Bloomberg shall not have any obligation or liability, including, without limitation, to Prudential FlexGuard Income Select customers, in connection with the administration, marketing or trading of Prudential FlexGuard Income Select.
BLOOMBERG DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE BLOOMBERG U.S. INTERMEDIATE CREDIT INDEX OR ANY DATA RELATED THERETO AND SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. BLOOMBERG DOES NOT MAKE ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY PRUCO LIFE INSURANCE COMPANY, OWNERS OF THE PRUDENTIAL FLEXGUARD INCOME SELECT OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE BLOOMBERG U.S. INTERMEDIATE CREDIT INDEX OR ANY DATA RELATED THERETO. BLOOMBERG DOES NOT MAKE ANY EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE BLOOMBERG U.S. INTERMEDIATE CREDIT INDEX OR ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, TO THE MAXIMUM EXTENT ALLOWED BY LAW, BLOOMBERG, ITS LICENSORS, AND ITS AND THEIR RESPECTIVE EMPLOYEES, CONTRACTORS, AGENTS, SUPPLIERS, AND VENDORS SHALL HAVE NO LIABILITY OR RESPONSIBILITY WHATSOEVER FOR ANY INJURY OR DAMAGES—WHETHER DIRECT, INDIRECT, CONSEQUENTIAL, INCIDENTAL, PUNITIVE OR OTHERWISE—ARISING IN CONNECTION WITH THE PRUDENTIAL FLEXGUARD OR BLOOMBERG U.S. INTERMEDIATE CREDIT INDEX OR ANY DATA OR VALUES RELATING THERETO—WHETHER ARISING FROM THEIR NEGLIGENCE OR OTHERWISE, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.
Invesco QQQ ETF:
Invesco Capital Management LLC (“ICM”) serves as sponsor of Invesco QQQ TrustSM, Series 1 (“Invesco QQQ ETF”) and Invesco Distributors, Inc. (“IDI”), an affiliate of ICM serves as distributor for Invesco QQQ ETF. The mark “Invesco” is the property of Invesco Holding Company Limited and is used under license. That trademark and the ability to offer a product based on Invesco QQQ ETF have been licensed for certain purposes by Pruco Life Insurance Company and its wholly-owned subsidiaries and affiliates (collectively, “Prudential”). Products offered by Prudential are not sponsored, endorsed, sold or promoted by ICM or Invesco Holding Company Limited, and purchasers of such products do not acquire any interest in Invesco QQQ ETF nor enter into any relationship with ICM or its affiliates. ICM makes no representations or warranties, express or implied, to the owners of any products offered by Prudential. ICM has no obligation or liability for any errors, omissions, interruptions or use of Invesco QQQ ETF or any data related thereto, or with the operation, marketing trading or sale of any products or services offered by Prudential.
Nasdaq®, Nasdaq-100®, Nasdaq-100 Index®, and QQQ®, are registered trademarks of Nasdaq, Inc. (which with its affiliates is referred to as the “Corporations”) and are licensed for use for certain purposes by Pruco Life Insurance Company and its wholly-owned subsidiaries and affiliates (collectively, “Prudential”). Prudential FlexGuard Income Select (“Product”) has not been passed on by the Corporations as to their legality or suitability. The Product is not issued, endorsed, sold, or promoted by the Corporations. THE CORPORATIONS MAKE NO WARRANTIES AND BEAR NO LIABILITY WITH RESPECT TO THE PRODUCT(S).

iShares® Russell 2000 ETF:
The iShares® Russell 2000 ETF is distributed by BlackRock Investments, LLC. iShares® and BlackRock®, and the corresponding logos, are registered trademarks of BlackRock, Inc. and its affiliates (“BlackRock”) and are used under license. BlackRock has licensed certain trademarks and trade names of BlackRock to Pruco Life Insurance Company for certain purposes. Pruco Life Insurance Company’s products and services are not sponsored, endorsed, sold, or promoted by BlackRock, and purchasers of such products do not acquire any interest in the iShares® Russell 2000 ETF nor enter into any relationship of any kind with BlackRock. BlackRock makes no representations or warranties, express or implied, to the owners of any products offered by Pruco Life Insurance Company or any member of the public regarding the advisability of purchasing any product or service offered by Pruco Life Insurance Company. BlackRock has no obligation or liability for any errors, omissions, interruptions or use of the iShares® Russell 2000 ETF or any data related thereto, or in connection with the operation, marketing, trading or sale of any Pruco Life Insurance Company product or service offered by Pruco Life Insurance Company.
All rights in the Russell®2000 Index (the “Index”) vest in the relevant LSE Group company which owns the Index. Russell®2000 is a trademark of the relevant LSE Group company and is used by any other LSE Group company under license.
The Index is calculated by or on behalf of Frank Russell Company or its affiliate, agent or partner. The LSE Group does not accept any liability whatsoever to any person arising out of (a) the use of, reliance on or any error in the Index or (b) investment in or operation of Prudential FlexGuard Income Select. The LSE Group makes no claim, prediction, warranty or representation either as to the results to be obtained from Prudential FlexGuard Income Select or the suitability of the Index for the purpose to which it is being put by Pruco Life Insurance Company.
AB 500 Plus IndexSM
The AB 500 Plus IndexSM (the “Index”) is a rules-based index based upon several US and global equity indices. The Index seeks to tactically allocate to certain indices when their expected return potential is elevated as compared to the expected return potential of the largest US public companies. By following proprietary positioning signals, the index aims to keep a low tracking error to the largest US public companies, while providing differentiated returns via its tactical selection.
The Index is calculated by a third party (“Calculation Agent”) using a methodology developed by AllianceBernstein L.P. (“AB”). The Prudential FlexGuard Income Select indexed variable annuity to which this disclosure applies (the “Product”) has been developed solely by Pruco Life Insurance Company (“Licensee”). The Product is not in any way connected to or sponsored, endorsed, sold or promoted by AB or its affiliates. AB does not provide investment advice to the Product or the owners of the Product, and in no event shall any contract owner of a Product be deemed to be a client of AB. AB and Calculation Agent shall have no liability whatsoever to any person arising out of (a) the use of, reliance on, or any error in, the Index or (b) the purchase of, or operation of, the Product. AB makes no claim, prediction, warranty or representation either as to the results to be obtained from the Product or the suitability of the Index for the purpose to which it is being put by Licensee.
Indices and related information provided by AB or its affiliates, as well as the names “AllianceBernstein” and “AB”, the name of the Index, any related trademarks, are intellectual property owned by, licensed from, AB and may not be copied, or used without AB’s prior written approval. AB provides Index information to Licensee; any further use of this information is subject to the laws and regulations applicable to Licensee, and Licensee is solely responsible for ensuring that its use of the Index complies with all applicable laws and regulations.
ISHARES® AND BLACKROCK® ARE REGISTERED TRADEMARKS OF BLACKROCK, INC. AND ITS AFFILIATES (“BLACKROCK”) AND ARE USED UNDER LICENSE. BLACKROCK MAKES NO REPRESENTATIONS OR WARRANTIES REGARDING THE ADVISABILITY OF INVESTING IN ANY PRODUCT OR THE USE OF ANY SERVICE OFFERED BY ALLIANCE BERNSTEIN. BLACKROCK HAS NO OBLIGATION OR LIABILITY IN CONNECTION WITH THE OPERATION, MARKETING, TRADING OR SALE OF ANY PRODUCT OR SERVICE OFFERED BY ALLIANCE BERNSTEIN.
INVESCO CAPITAL MANAGEMENT LLC (“ICM”) SERVES AS SPONSOR OF INVESCO QQQ TRUSTSM, SERIES 1 (“INVESCO QQQ ETF”). THE MARK “INVESCO” IS THE PROPERTY OF INVESCO HOLDING COMPANY LIMITED AND IS USED WITH PERMISSION. PRODUCTS OFFERED BY PRUCO LIFE INSURANCE COMPANY, INCLUDING PRUDENTIAL FLEXGUARD INCOME SELECT INDEXED VARIABLE ANNUITY, ARE NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY ICM OR INVESCO HOLDING COMPANY LIMITED, AND PURCHASERS OF SUCH PRODUCTS DO NOT ACQUIRE ANY INTEREST IN INVESCO QQQ ETF NOR ENTER INTO ANY RELATIONSHIP WITH ICM OR ITS AFFILIATES. ICM MAKES NO REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, WITH RESPECT TO THE PRUDENTIAL FLEXGUARD INCOME SELECT INDEXED VARIABLE ANNUITY AND ICM HAS NO OBLIGATION OR LIABILITY FOR ANY ERRORS, OMISSIONS, INTERRUPTIONS OR USE OF INVESCO QQQ ETF OR ANY DATA RELATED THERETO. THE PRUDENTIAL FLEXGUARD® INCOME SELECT INDEXED VARIABLE ANNUITY IS ISSUED, MARKETED, OPERATED, AND MANAGED BY THE PRUCO LIFE INSURANCE COMPANY WHO IS SOLELY AND EXCLUSIVELY RESPONSIBLE FOR THE PRUDENTIAL FLEXGUARD INCOME SELECT INDEXED VARIABLE ANNUITY.
THE "S&P 500 INDEX" IS A PRODUCT OF S&P DOW JONES INDICES LLC OR ITS AFFILIATES ("SPDJI") AND/OR THEIR THIRD PARTY LICENSORS (AS APPLICABLE), AND HAS BEEN LICENSED FOR USE BY ALLIANCEBERNSTEIN L.P. STANDARD & POOR'S® AND S&P® ARE REGISTERED TRADEMARKS OF STANDARD & POOR'S FINANCIAL SERVICES LLC ("S&P"); DOW JONES® IS A REGISTERED TRADEMARK OF DOW JONES TRADEMARK HOLDINGS LLC ("DOW JONES"); AND THESE TRADEMARKS HAVE BEEN LICENSED FOR USE BY SPDJI AND SUBLICENSED FOR CERTAIN PURPOSES BY ALLIANCEBERNSTEIN L.P. AB 500 PLUS INDEX IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY SPDJI, DOW JONES, S&P, THEIR RESPECTIVE AFFILIATES, OR THEIR THIRD PARTY LICENSORS

(AS APPLICABLE) AND NONE OF SUCH PARTIES MAKE ANY REPRESENTATION REGARDING THE ADVISABILITY OF INVESTING IN SUCH PRODUCT(S) NOR DO THEY HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS OF THE “S&P 500 INDEX."
Any data shown for the Index prior to its inception is hypothetical and back-casted using criteria applied retroactively, and it has several inherent limitations. Pre-inception data does not represent actual changes in the Index value. It benefits from hindsight, and the Index rules were selected with knowledge of factors that would affect the performance of the Index. Had the Index rules been established at the start of the period shown, the Index criteria may have been different and may not have produced the Index values shown. There are frequently significant differences between hypothetical Index values and the actual Index values.
The rules for computing the Index value include an annual 0.75% reduction. The published Index value is inclusive of this reduction.
PAST CHANGES IN THE VALUE OF THE INDEX IS NOT A GUARANTEE OR A RELIABLE INDICATOR OF FUTURE RESULTS. NEITHER HISTORICAL NOR HYPOTHETICAL HISTORICAL CHANGES IN VALUE OF THE INDEX SHOULD BE TAKEN AS AN INDICATION OF FUTURE RESULTS.
AB MAKES NO WARRANTIES AND BEARS NO LIABILITY WITH RESPECT TO ANY INDEX, ANY RELATED INFORMATION, OR THE PRODUCT(S) (INCLUDING WITHOUT LIMITATION, THE QUALITY, ACCURACY, SUITABILITY AND/OR COMPLETENESS OF SUCH INDEX, RELATED INFORMATION OR PRODUCTS). FURTHER, AB MAKES NO EXPRESS OR IMPLIED WARRANTY OF ANY KIND, AND AB HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO EACH AB INDEX AND ANY DATA INCLUDED THEREIN.

APPENDIX D – SPECIAL CONTRACT PROVISIONS FOR ANNUITIES ISSUED IN CERTAIN STATES
Certain features of your Annuity may be different than the features described earlier in this prospectus, if your Annuity is issued in certain states described below. Further variations may arise in connection with additional state reviews.

Jurisdiction	Special Provisions
California	Medically-Related Surrenders are not available.
Florida	Annuitization available after one year.
Massachusetts	The annuity rates we use to calculate annuity payments are available only on a gender-neutral basis under any Annuity Option. Medically-Related Surrenders are not available.
Montana	The annuity rates we use to calculate annuity payments are available only on a gender-neutral basis under any Annuity Option.
Pennsylvania
The Step Rate Plus Index Strategies with 5% Buffers are not available.
The Tiered Participation Rate Index Strategies with 5% Buffers are not available.
The Interim Value uses straight-line amortization of the initial option cost to the end of the Index Strategy Term when calculating the fair value of the Index Strategy Base regardless of issue date.

D-1